Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
VANGENT, INC.
VBCSS ACQUISITION CORP.
BUCCANEER COMPUTER SYSTEMS & SERVICE, INC.
THE SIGNIFICANT SHAREHOLDER
AND
THE HOLDERS’ AGENT
AUGUST 5, 2010

LIST OF EXHIBITS

Exhibit A	Articles of Merger
Exhibit B	Change in Control Bonus Agreement
Exhibit C	Forms of Non-Competition Agreements
Exhibit D	Forms of Consulting Agreement
Exhibit E-1	Form of Legal Opinion of Cooley LLP
Exhibit E-2	Form of Legal Opinion of Pillsbury Winthrop Shaw Pittman LLP
Exhibit F	Form of FIRPTA Letter
Exhibit G	Form of Option Holder Notice
Exhibit H	Form of Letter of Transmittal
Exhibit I	Sample Closing Date Balance Sheet and Sample Net Working Capital Calculation
Exhibit J	Form of Data Center Lease
Exhibit K	Form of Option Cancellation Agreement
Exhibit L	Form of Escrow Agreement
Exhibit M	Certain Tax-Related Computations

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 5, 2010 by and among Vangent, Inc., a Delaware corporation (“Purchaser”), VBCSS Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), Buccaneer Computer Systems & Service, Inc., a Virginia corporation (“Company”), a certain shareholder of the Company identified on a signature page of this Agreement under the heading “Significant Shareholder” (the “Significant Shareholder”), and Gary Newell, solely in his capacity as the initial Holders’ Agent (as defined in Section 9.3(a)) hereunder.
RECITALS
A. The respective boards of directors of the Company and Merger Sub have determined that it would be advisable and in the best interests of the shareholders of their respective companies that Merger Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and, immediately following the consummation of the Merger, to become a wholly-owned subsidiary of Purchaser, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement.
B. The Significant Shareholder owns an aggregate of 6,694,500 shares of the Company’s capital stock, constituting approximately 95.64% of the Company’s outstanding capital stock.
C. In connection with the Merger, the outstanding shares of Company’s capital stock will be converted into the right to receive the cash amounts described in and in accordance with the terms of this Agreement.
NOW, THEREFORE, in consideration of the covenants, representations and warranties set forth herein, and for other good and valuable consideration, the parties, intending to be legally bound, agree as follows:
1. Definitions.
1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
“338(h)(10) Adjustment Amount” means the amount computed in a manner consistent with the computations shown in Exhibit M but substituting the applicable values found on the Closing Date Balance Sheet for the corresponding values contained in Exhibit M and taking into account the federal deductibility of state and local income taxes paid as a consequence of making the Elections. For the avoidance of doubt, the parties intend that the 338(h)(10) Adjustment Amount be calculated based on the incremental federal, state and local income Taxes payable by the holders of the Company Common Stock solely as a result of the Elections being made, over the amount of such income Taxes that would have been payable by such holders of Company Common Stock had the Elections not been made, which amount (i) shall be based on the Closing Date Balance Sheet, as finally determined pursuant to Section 2.13(c), (ii) shall be computed taking into account the federal deductibility of state and local income taxes paid as a consequence of making the Elections and (iii) shall not be calculated on a holder of Company Common Stock by holder of Company Common Stock basis but shall be calculated on an aggregate basis in respect of all holders of Company Common Stock. In the event of any dispute over the computation of the amount, the amount will be determined by the Independent Accounting Firm pursuant to procedures similar to those described in Section 2.13(c).

“Additional Common Stock Per Share Amount” means, as of any relevant date of determination, the quotient determined by dividing (i) the Additional Merger Consideration, by (ii) the Fully Diluted Number.
“Additional Company Option Amount” means, with respect to any holder of an In-The-Money-Option cancelled effective immediately prior to the Effective Time pursuant to Section 2.6(c) and subject to an Option Cancellation Agreement, the product of (A) the total number of shares of Company Common Stock with respect to which such In-The-Money Option was vested and unexercised as of immediately prior to the Effective Time and (B) the Additional Common Stock Per Share Amount.
“Additional Merger Consideration” means, as of any date of determination, any Adjustment Amount paid or payable to Company Holders (in each case, in their capacity as such) pursuant to Section 2.13.
“Adjustment Amount” means the amount (which may be positive, negative or zero) equal to (i) Closing Net Working Capital, minus (ii) Baseline Working Capital, minus (iii) Closing Company Debt, plus (iv) Closing Company Cash, plus (v) Estimated Net Debt.
“Adjustment Dispute Notice” has the meaning set forth in Section 2.13(c).
“Adjustment Statement” has the meaning set forth in Section 2.13(b).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or a member of such Person’s immediate family; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner. For purposes of this definition, “control” (including “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.
“Agency Impairment Certificates” has the meaning set forth in Section 6.3(c).
“Aggregate Option Exercise Price” means the aggregate of the exercise price per share of the In-the-Money Options cancelled pursuant to Section 2.6.
“Agreement” has the meaning set forth in the introductory paragraph.
“Argy” means Argy, Wiltse & Robinson, P.C.

“Articles of Merger” has the meaning set forth in Section 2.2(a).
“Audited Financial Statements” has the meaning set forth in Section 3.7(a).
“Baseline Working Capital” means $11,500,000.
“Business Day” means a day other (1) than Saturday or Sunday or (2) a day on which commercial banks in the Commonwealth of Virginia are authorized or required by law to close.
“Business Intellectual Property” means all Owned Intellectual Property and all Third Party Intellectual Property.
“CERCLA” has the meaning set forth in Section 3.20(a)(i).
“Certificate” has the meaning set forth in Section 2.7(a).
“CFO Certificate” has the meaning set forth in Section 2.13(a).
“Change in Control Agreement” has the meaning set forth in Section 2.2(b)(i)(c).
“Closing” has the meaning set forth in Section 2.2(a).
“Closing Common Stock Per Share Amount” means the quotient obtained by dividing (1) the sum of the total Closing Merger Consideration and the Aggregate Option Exercise Price, by (2) the Fully Diluted Number.
“Closing Company Option Amount” means, with respect to any In-The-Money-Option, the sum of (A) the product of (1) the total number of shares of Company Common Stock with respect to which such In-The-Money Option is vested and unexercised as of immediately prior to the Effective Time and (2) the excess of the Closing Common Stock Per Share Amount over the per share exercise price of such In-The-Money-Option, and (B) Closing Option Payment, if applicable.
“Closing Company Cash” has the meaning set forth in Section 2.13(b).
“Closing Company Debt” has the meaning set forth in Section 2.13(b).
“Closing Date” has the meaning set forth in Section 2.2(a).
“Closing Date Balance Sheet” has the meaning defined in Section 2.13(b).
“Closing Merger Consideration” has the meaning set forth in Section 2.6(a).
“Closing Net Working Capital” has the meaning set forth in Section 2.13(b).
“Closing Option Payment” means an amount paid by the Company immediately prior to Closing to each optionholder who elects to cancel their In-The-Money-Option pursuant to an Option Cancellation Agreement that is equal to the aggregate exercise price of each In-The-Money Option held by such optionholder and subject to an Option Cancellation Agreement.

“COBRA” has the meaning set forth in Section 3.22(e).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the introductory paragraph.
“Company Acquisition Proposal” has the meaning set forth in Section 6.7(a).
“Company Board” means the Company’s Board of Directors.
“Company Cash” means the cash and cash equivalents of the Company and the Company Subsidiaries (plus the amount of all un-cleared deposits of the Company and the Company Subsidiaries outstanding, and less the amount of all un-cleared checks or withdrawals of the Company and the Company Subsidiaries outstanding and the amount of all restricted cash and restricted cash equivalents), measured as of the close of business on the Closing Date, determined without giving effect to the consummation of the Merger, any event or action occurring after the Merger, or the financing transactions in connection therewith and not reflecting any impact of purchase accounting, and determined in accordance with GAAP.
“Company Closing Certificate” has the meaning set forth in Section 7.2(c).
“Company Common Stock” means shares of Company’s common stock, no par value per share.
“Company Confidential Information” has the meaning set forth in Section 10.8.
“Company Debt” means the aggregate Debt of the Company and the Company Subsidiaries as of the close of business on the Closing Date, determined without giving effect to the consummation of the Merger, any event or action occurring after the Merger, or the financing transactions in connection therewith and not reflecting any impact of purchase accounting; provided, that Company Debt shall include all amounts required for the payoff thereof as reflected in the Pay-Off Letters.
“Company Disclosure Schedule” has the meaning set forth in Section 3.
“Company Employees” has the meaning set forth in Section 6.4(a).
“Company Employee Plans” has the meaning set forth in Section 3.22(a).
“Company’s Facilities” has the meaning set forth in Section 3.19(a).
“Company Holders” means, collectively, the holders of Company Common Stock and Company Options, in each case immediately prior to the Effective Time.

“Company Material Adverse Effect” means any change, event, development, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, (i) has, or would be reasonably expected to have, a material adverse effect on the assets (including intangible assets), liabilities (taken together), business (as currently conducted by the Company and the Company Subsidiaries taken as a whole, as of the date of this Agreement), results of operations or prospects of the Company and the Company Subsidiaries, taken as a whole or (ii) would materially impair the ability of the Company, the Holders’ Agent or the Significant Shareholder to consummate the transactions contemplated by this Agreement; provided, however, that, for purposes of clause (i) above, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect on or in respect of any Person: Effects (including any claim, litigation, reduction in revenues or income, disruption of business relationships or loss of employees) arising from or attributable or relating to (A) the negotiation, execution or announcement of, or performance of any of the transactions contemplated by, this Agreement, including the impact thereof on relationships, contractual or otherwise, with vendors, customers or employees, except, in each, case to the extent such Effects arise out of material breaches by the Company, the Significant Shareholder or the Holders’ Agent under this Agreement or material breaches by the Company of its contractual obligations as a result of the negotiation, execution or announcement of, or performance of any of the transactions contemplated by, this Agreement, (B) conditions affecting (1) any of the industries in which Company and the Company Subsidiaries operate or participate, or (2) the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (C) the taking of any action reasonably required to cause compliance with the terms of, or the taking of any action permitted by, this Agreement, (D) any material breach by Purchaser of this Agreement or the Confidentiality Agreement, (E) the taking of any action by Purchaser or any of Purchaser’s Subsidiaries, (F) the taking by the Company of any action approved or consented to in writing by Purchaser, (G) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof, (H) any change in general legal, tax, regulatory, political or business conditions, (I) the termination of employment of any Company or Company Subsidiary employee, if such termination is requested in writing by Purchaser, (J) earthquakes, hurricanes, floods or other natural disasters, (K) hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date of this Agreement, (L) the failure of the Company and the Company Subsidiaries to meet any financial forecast, projection, estimate, prediction or models, whether internal to the Company and the Company Subsidiaries or otherwise, or (M) any matter described in reasonable detail in Section 1.1(a) of the Company Disclosure Schedule, provided, that, in the case of each of clauses (B), (D), (E), (G), and (H) above, the fact, circumstance, event or condition referred to therein does not adversely affect the Company and the Company Subsidiaries to a greater degree than such fact, circumstance, event or condition affects businesses of other comparable companies in the industries in which the Company and the Company Subsidiaries operate.
“Company Option” has the meaning set forth in Section 2.6(c)(i).
“Company Shareholders Meeting” has the meaning set forth in Section 6.8(a).
“Company Subsidiary” means any Subsidiary of Company, provided that, from and after the PP&L Spin-Off, PP&L shall not be a Subsidiary of the Company.

“Conditions Satisfaction Date” has the meaning set forth in Section 2.2(a).
“Confidentiality Agreement” has the meaning set forth in Section 6.2.
“Consenting Parties” has the meaning set forth in Section 10.8.
“Consideration Spreadsheet” has the meaning set forth in Section 2.15.
“Consulting Agreement” has the meaning set forth in Section 2.2(b)(ii)(d).
“Contest” has the meaning set forth in Section 6.5(g).
“Continuing Employees” has the meaning set forth in Section 6.4(b).
“correspondence” has the meaning set forth in Section 2.17(f).
“Covered Tax Matters” shall mean any failure by the Company or any Company Subsidiary, prior to the Closing, to collect or remit sales or use Taxes required to be collected or remitted under the applicable Legal Requirements of the Commonwealth of Virginia or the State of Maryland (or any local or other political subdivision of the Commonwealth of Virginia or the State of Maryland).
“Current Company Business” has the meaning set forth in Section 3.1.
“Customer Contracts” means all contracts, agreements, prime contracts, subcontracts, service contracts, task order, purchase orders, basic ordering agreements, letter contracts, delivery orders, change orders, or similar commitments entered into by the Company or a Company Subsidiary or to which the Company or a Company Subsidiary is a party which provide for obligations of the Company or a Company Subsidiary to deliver services and/or products to a third party, the rights to be paid for those services and/or products and the obligations and rights that are ancillary to those obligations and rights. A purchase order, delivery order, task order, work order or change order under a Customer Contract shall not constitute a separate Customer Contract, for purposes of this definition, but shall be part of the Customer Contract or Government Contract, as applicable, to which it relates.
“Damages” has the meaning set forth in Section 9.2(b).
“Data Center Lease” means the Amended and Restated Deed of Lease, dated as of the Closing Date, between PP&L, as landlord, and the Company, as tenant, in the form attached as Exhibit J.

“Debt” means, with respect to any Person, (i) all indebtedness of such Person for borrowed money, including all principal, interest, prepayment penalties, breakage costs or other amounts payable in respect of such borrowed money or the repayment thereof, (ii) all indebtedness of such Person evidenced by bonds, debentures, notes, or other similar instruments (whether secured or unsecured), including all principal, accrued but unpaid interest, and prepayment penalties, breakage costs or other similar amounts payable in respect of such bonds, debentures, note or instruments or the repayment thereof, (iii) any indebtedness of such Person for the deferred purchase price of property or services, including any “earn-outs” but excluding trade accounts payable, (iv) any indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) any indebtedness of such Person secured by a purchase money mortgage or other Liens to secure all or part of the purchase price of the property subject to such mortgage or Lien, (vi) any capital lease obligations or any other similar capital obligations of such Person, (vii) any synthetic lease obligations or any other similar lease obligations of such Person, (viii) any obligations of such Person under any derivative agreements or any other similar agreements (including interest-rate, exchange-rate, commodity and equity-linked agreements), (ix) any obligations of such Person in respect of off-balance-sheet agreements or transactions that are in the nature of, or in substitution of, financings, and (x) any indebtedness or other obligations of another party of the type specified in any of the foregoing clauses the payment or collection of which such Person has guaranteed or in respect of which such Person is liable, contingently or otherwise, (A) including liability by way of agreement to purchase products or securities, to provide funds for payment, to maintain working capital or other balance sheet conditions or otherwise to assure a creditor against loss, but (B) excluding surety bonds and guarantees or letters of credit in support thereof issued in connection with contract performance and stand-by letters of credit, other than to the extent of any unsatisfied reimbursement obligations in respect of any drawings or payments made thereunder prior to the time of determination.
“Delayed Release Amount” has the meaning set forth in Section 2.17(b).
“Disputes” has the meaning set forth in Section 10.8.
“Dissenting Shareholder” has the meaning set forth in Section 2.9(a).
“Dissenting Shares” has the meaning set forth in Section 2.9(a).
“Effective Time” has the meaning set forth in Section 2.3.
“Election Documentation” has the meaning set forth in Section 6.5(e)(i).
“Election Notice” has the meaning set forth in Section 6.5(e).
“Election Notice Deadline” has the meaning set forth in Section 6.5(e).
“Elections” has the meaning set forth in Section 6.5(e).
“Environmental Laws” has the meaning set forth in Section 3.20(a)(i).
“ERISA” has the meaning set forth in Section 3.22(a).
“ERISA Affiliate” has the meaning set forth in Section 3.22(a).

“Escrow Agent” has the meaning set forth in Section 2.17(a).
“Escrow Agreement” has the meaning set forth in Section 2.17(a).
“Escrow Funds” means the amounts held in the Escrow Account from time to time including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.
“Estimated Company Cash” has the meaning set forth in Section 2.13(a).
“Estimated Net Debt” has the meaning set forth in Section 2.13(a).
“Exchange Act” has the meaning set forth in Section 4.3(b).
“Exeter” has the meaning set forth in Section 3.2(b).
“Exeter Interest” has the meaning set forth in Section 3.2(b).
“Existing Audited 2009 Financials” means the consolidated balance sheet, statement of operations, statement of shareholders equity and statement of cash flows of Company as of and for the fiscal year ended December 31, 2009, as to which Argy has issued its audit letter prior to the date hereof (such balance sheet, the “Company Balance Sheet”).
“Existing Company Financial Statements” has the meaning set forth in Section 3.7(a).
“Expiration Date” means October 15, 2010.
“Facility Security Clearances” has the meaning set forth in Section 3.30(i).
“Family Member” shall mean, with respect to any natural Person, any of such Person’s spouse, parents, lineal descendants (including adopted children), siblings, aunts, or uncles and any of the spouses of such Person’s parents, lineal descendants (including adopted children), siblings, aunts, or uncles.
“FAR” has the meaning set forth in Section 3.30(a).
“Favorable Results” has the meaning set forth in Section 2.2(a).
“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, or any successor law, and the regulations and rules issued pursuant to that statute or any successor law.
“FDA Mail Contract” means FDA ICT21 Contract #HHSF223200850017I (FDAMail), as amended through the date hereof and as further amended from time to time in accordance with this Agreement.

“Finally Determined” means, with respect to any claim for indemnification, payment or reimbursement by the Purchaser, or the Purchaser Indemnified Persons, any of them, pursuant to this Agreement, the amount of such claim the entitlement to which by such Person (i) has been consented to in writing by the Holders’ Agent (whether pursuant to a settlement agreement or otherwise), (ii) has been determined pursuant to a final, non-appealable judgment or other similar determination of a court of competent jurisdiction, (iii) has been finally determined in accordance with the procedures set forth in Section 2.13, or (iv) in the case of any payment pursuant to Section 6.5, 9.2(b)(v) or 9.2(b)(vi), such payment has become due thereunder (or otherwise pursuant to the applicable Laws related to the subject matter thereof).
“FIRPTA Notice” has the meaning set forth in Section 2.2(b)(ii)(g).
“Former Holders” means the Former Shareholders and the Former Optionholders.
“Former Optionholders” means those Persons who held Company Options immediately prior to the Effective Time.
“Former Shareholders” means those Persons who held shares of Company Common Stock immediately prior to the Effective Time.
“Fully Diluted Number” means the total number of shares of Company Common Stock held by Former Shareholders immediately prior to the Effective Time, including (A) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all In-The-Money Options that remain unexercised as of immediately prior to the Effective Time and (B) the aggregate number of Dissenting Shares.
“funded backlog” means, with respect to any Government Contract, the amount of revenue expected to be realized over the remaining term of such Government Contract, including the base period and all option years thereunder, to the extent the funding thereof has been authorized; provided that a contract ceiling value under a Government Contract constituting a GWAC or IDIQ contract shall not, by itself, constitute revenue expected to be so realized.
“Fundamental Representations” has the meaning set forth in Section 9.2(a).
“GAAP” means United States generally accepted accounting principles.
“General Rep Cap” has the meaning set forth in Section 9.2(c)(iii).
“Government Bid” has the meaning set forth in Section 3.30(a).
“Government Contract” means any active contract or agreement, which is currently active in performance or that had been active in performance at any time in the seven (7) year period prior to the Closing Date, between Company or a Company Subsidiary, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor with respect to any contract or other arrangement listed in clauses (a) or (b) above, on the other hand. A purchase order, delivery order, task order, work order or change order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Furnished Items” has the meaning set forth in Section 3.30(l).
“Governmental Authority” has the meaning set forth in Section 3.5.
“Hazardous Materials” has the meaning set forth in Section 3.20(a)(ii).
“HIPAA” has the meaning set forth in Section 3.22(e).
“Holdback Amount” means $5,000,000, which shall be held back by the Purchaser on the Closing Date pursuant to Section 2.11 as security and a source for effecting or discharging (i) any payment obligations of the Significant Shareholder set forth in Section 2.13, (ii) any indemnification or other payment obligations of the Significant Shareholder set forth in Section 6.5 and (iii) any indemnification obligations of the Significant Shareholder set forth in Section 9.
“Holdback Payment Date” has the meaning set forth in Section 2.11(a).
“Holder Percentage” means, with respect to a Company Holder, the percentage set forth opposite the name of such Company Holder on the Consideration Spreadsheet.
“Holders’ Agent” has the meaning set forth in Section 9.3(a).
“Indemnifiable Damages” has the meaning set forth in Section 9.2(d).
“Independent Accounting Firm” has the meaning set forth in Section 2.13(c).
“Initial Escrow Amount” has the meaning set forth in Section 2.17(a).
“Initial Holdback Amount” has the meaning set forth in Section 2.11(a).
“Intellectual Property” means all foreign and domestic (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all divisions, reissues, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) trademarks, service marks, collective marks, trade dress, logos, trade names, domain names, corporate names, and all other indicia of origin, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, and all rights to database information, and all applications, registrations, and renewals in connection therewith, (d) mask works and all applications, registrations, and renewals in connection therewith, (e) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) computer software (including data and related documentation), and (g) copies and tangible embodiments thereof (in whatever form or medium) existing in any part of the world.

“In-the-Money Option” means a Company Option whose per share exercise price is less than the Closing Common Stock Per Share Amount.
“In-the-Money Option Shares” has the meaning set forth in Section 2.6(c)(i).
“ITAR” means the International Traffic in Arms Regulations, as amended, or any successor Laws of similar import.
“IT Systems” has the meaning set forth in Section 3.13(g).
“knowledge” or “Knowledge” means, (A) with respect to any individual, that such individual will be deemed to have “knowledge” or “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter; or (B) with respect to the Company, that the Company will also be deemed to have “knowledge” or “Knowledge” of a particular fact or other matter if the President, Chief Executive Officer or another executive officer of such entity, or any of the other persons listed in Section 1.1(b) of the Company Disclosure Schedule, is actually aware of such fact or other matter or would reasonably be expected to have become aware of such fact or other matter after (and assuming) a reasonable inquiry under the circumstances.
“Law” means any statute, law, rule, regulation, judgment, decree, injunction, writ, stipulation, determination, award, order, or other restriction of, or entered by, any Governmental Authority.
“Lease” has the meaning set forth in Section 3.19(a).
“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any orders, writs, injunctions, awards, judgments and decrees issued by or under the authority of any Governmental Authority.
“Letter of Transmittal” has the meaning set forth in Section 2.7(b).
“Lien” means any mortgage, deed of trust, lien, pledge, hypothecation, charge, security interest or other lien or encumbrance of any kind.
“Listing” has the meaning set forth in Section 3.30(i).
“Material Contract” has the meaning set forth in Section 3.15(c).
“Material Government Contract” has the meaning set forth in Section 3.30(a).
“Merger” has the meaning set forth in Recital A.
“Merger Consideration” means the aggregate consideration to which the Company Holders are entitled in their capacity as such, as determined in accordance with this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph.
“Net Debt” means (i) the Company Debt, less (ii) the Company Cash.
“Net Working Capital” means, as of the date and time of determination, the positive or negative difference between (i) the sum (without duplication) of the current assets of the Company, on a consolidated basis, as of such date and time, using only the categories of current assets specified in Exhibit I to be included in the calculation referred to in this clause (i) and otherwise calculated consistent with the manner in which the Closing Date Balance Sheet is required to be prepared pursuant to Section 2.13(b), and (ii) the sum (without duplication) of the current liabilities of the Company, on a consolidated basis, as of such date and time, using only the categories of current liabilities specified in Exhibit I to be included in the calculation referred to in this clause (ii) and otherwise calculated consistent with the manner in which the Closing Date Balance Sheet is required to be prepared pursuant to Section 2.13(b).
“Non-Competition Agreements” has the meaning set forth in Section 2.2(b)(ii)(c).
“Notice to Option Holders” has the meaning set forth in Section 6.8.
“Off-the-Shelf Software” means readily commercially available, “off-the-shelf” software, which is licensed pursuant to a standard non-negotiable “shrink-wrap” license agreement and is generally sold for a license fee of less than $5,000.
“Option Cancellation Agreement” means an Option Cancellation Agreement, in each case dated as of, or prior to, the Closing Date and substantially in the form attached hereto as Exhibit K, between the Company and the holder of a Company Option.
“Option Holder Offer” has the meaning set forth in Section 6.8(c).
“Option Holder Offer Materials” has the meaning set forth in Section 6.8(c).
“Owned Intellectual Property” means all Intellectual Property owned by the Company and the Company Subsidiaries.
“Pay-Off Letter” means, with respect to any Debt, a pay-off letter in customary form providing the Company or the Company Subsidiary, as applicable, with a confirmation that all Liens and all payment obligations with respect to such Debt has been or will have been released effective as of the payment in full of such Debt as indicated therein; provided, that, for the avoidance of doubt, such pay-off letter shall not be required to include any waiver or release of indemnification obligations of the Company or a Company Subsidiary under any agreement pursuant to which such Debt was incurred.
“Payroll Dates” means, collectively, August 31, 2010, September 15, 2010, September 30, 2010, and October 15, 2010.
“Post-Closing Tax Consequence” has the meaning set forth in Section 6.5(g).
“Post-Signing Financial Statements” has the meaning set forth in Section 6.12(b).

“Public Software” means computer software which creates, or purports to create, obligations for the user or grants, or purports to grant, to any third party any rights or immunities under the user’s intellectual property or proprietary rights in its Software (including, without limitation, open source computer software and any other computer software that requires as a condition of use, modification and/or distribution of the computer software that other computer software incorporated into, derived from or distributed with that computer software be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works, or (3) redistributable at no charge), shareware, “copyleft” computer software, or similar computer software.
“Purchaser” has the meaning set forth in the introductory paragraph.
“Purchaser Closing Certificate” has the meaning set forth in Section 7.3(c).
“Purchaser Confidential Information” has the meaning set forth in Section 6.11.
“Purchaser Employee Plans” has the meaning set forth in Section 6.4(b).
“Purchaser Indemnified Persons” has the meaning set forth in Section 9.2(b).
“Purchaser Material Adverse Effect” has the meaning set forth in Section 4.3(a).
“Percentage Interest” means, with respect to each Former Shareholder, the ratio of the number of shares of Common Stock owned by such Former Shareholder immediately prior to Effective Time to the total number of shares of Common Stock owned by all Former Shareholders immediately prior to the Effective Time (excluding shares of Company Common Stock that constitute and have never lost their status as Dissenting Shares).
“Permits” has the meaning set forth in Section 3.6.
“Permitted Encumbrances” has the meaning set forth in Section 3.18.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust, Governmental Authority or other entity of any kind.
“PP&L” means PP&L LLC, a Virginia limited liability company.
“PP&L Spin-Off” means the disposition by the Company to a Person (other than a Company Subsidiary) of all of the shares of capital stock or equity securities of PP&L prior to the Closing in accordance with Section 6.14 of this Agreement.
“Pre-Closing Period” has the meaning set forth in Section 5.1.
“Privacy Policy” has the meaning set forth in Section 3.13(j).
“Proposed Restated Financials” has the meaning set forth in Section 6.12(d).

“Purchaser Parties” has the meaning set forth in Section 8.2(b).
“Purchaser Termination Fee” has the meaning set forth in Section 8.2(b).
“RCRA” has the meaning set forth in Section 3.20(a)(i).
“Registered” means issued, registered, renewed or the subject of a pending application.
“Remaining Holdback Amount” has the meaning set forth in Section 2.11(a).
“Representation Termination Date” has the meaning set forth in Section 9.2(a).
“Representatives” means, with respect to a Person, such Person’s Affiliates, and such Person’s and such Person’s Affiliates respective officers, directors, employees, legal, financial, internal and independent accounting and other advisors, representatives, and agents, and, in the case of Purchaser, Purchaser’s and Purchaser’s Affiliates’ respective actual and potential financing sources.
“Restated 2009 Financials” means the consolidated balance sheet, statement of operations, statement of shareholders equity and statement of cash flows of Company as of and for the fiscal year ended December 31, 2009, as restated by the Company to properly recognize revenue therein in accordance with GAAP for the FDA Mail Contract for such period.
“SBA” has the meaning set forth in Section 6.3(b).
“SBA Contracts” has the meaning set forth in Section 6.3(a).
“SBA Waiver Submission” has the meaning set forth in Section 6.3(d).
“S Corporation Income Tax Return” has the meaning set forth in Section 6.5(c).
“SEC” means the Securities and Exchange Commission.
“Security Clearances” has the meaning set forth in Section 3.30(i).
“Shareholder Approval” has the meaning set forth in Section 3.4(a).
“Shareholder Information Statement” has the meaning set forth in Section 6.8(a).
“Significant Shareholder” has the meaning set forth in the introductory paragraph.
“Special Cap” has the meaning set forth in Section 9.2(c)(iii).
“Special Representations” has the meaning set forth in Section 9.2(a).
“Specified Transaction Expenses” means the following expenses, to the extent incurred by Company or a Company Subsidiary at or prior to the Closing in connection with the transactions contemplated hereby: expenses payable by Company or any Company Subsidiary to its outside professional legal, financial and accounting advisors for services performed by them with respect to the Merger and the negotiation of this Agreement or any of the other agreements or documents referred to herein.

“Subsidiary” means, with respect to any Person, any other Person of which more than fifty percent (50%) of the shares of stock or other interests entitled to vote in the election of the members of the board of directors of such other Person or comparable Persons performing similar functions at such other Person (excluding shares or other interests entitled to vote only upon the failure to pay dividends thereon or other contingencies) are at the time owned or controlled, directly or indirectly through one or more Subsidiaries, by such Person. Unless the context indicates otherwise, any reference in this Agreement to a “Subsidiary” is to a Subsidiary of the Company.
“Suit” has the meaning set forth in Section 3.13.
“Surviving Corporation” has the meaning set forth in Section 2.1.
“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether or not disputed.
“Tax Benefit” has the meaning set forth in Section 9.2(b).
“Tax Resolution” shall mean, with respect to each Covered Tax Matter, (i) a voluntary disclosure agreement that is final and binding on the Company and each Company Subsidiary which could have liability for such Covered Tax Matter, subject only to verification on audit by the applicable Taxing Authority and subject to the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, (ii) the effective date of a closing or settlement agreement that is final and binding on the Company and each Company Subsidiary which could have liability for such Covered Tax Matter, the applicable Taxing Authorities and any other parties thereto under the Laws of such jurisdiction imposing the Tax related to the Covered Tax Matter and which is not subject to revocation or rescission (other than solely based on post-Closing actions of the Purchaser), (iii) the entry of a final, non-appealable Order of a court of competent jurisdiction which is binding on the Company and each Company Subsidiary that could have liability for such Covered Tax Matter and the applicable Taxing Authorities, or (iv) the effective date of a grant of an amnesty under the Laws of such jurisdiction imposing the Tax related to the Covered Tax Matter, which is final and binding on the Company and on each Company Subsidiary that could have liability for such Covered Tax Matter and on the applicable Taxing Authorities and not subject to revocation or rescission (other than solely based on post-Closing actions of the Purchaser), in the case of each of clauses (ii) through (iv) above, the effect of which is that no Liability of the Purchaser, the Company or any Company Subsidiary exists or could under any reasonably expected circumstance exist in the future in respect of Taxes related to such Covered Tax Matter for any Pre-Closing Tax Period. In the case of clause (i) of the preceding sentence, if no audit or examination of the matters covered by the voluntary disclosure agreement has been commenced within 90 days of the execution of such agreement, the Tax Resolution shall be deemed to occur on the 90th day after such execution, and if an audit or other examination of the matters covered by the voluntary disclosure agreement is commenced within the 90-day period following the execution of a voluntary disclosure agreement, the Tax Resolution shall be deemed to occur on the date such audit or other examination is closed.

“Tax Return” means any return, information statement, report or form (including elections, declarations, amendments, schedules or supporting information) required to be filed with a Governmental Authority with respect to Taxes.
“Taxing Authority” shall mean any Governmental Authority having jurisdiction with respect to any Tax.
“Third Party Claim” has the meaning set forth in Section 9.2(d).
“Third Party Intellectual Property” means all material Intellectual Property and IT Systems owned or licensed by a party (other than the Company or a Company Subsidiary) which is licensed to the Company or a Company Subsidiary pursuant to a Material Contract and the Company is using for the operation of the Current Company Business.
“Transaction Consent” has the meaning set forth in Section 6.8(a).
“Transfer” has the meaning set forth in Section 6.7(e).
“Unsatisfied Claims” means, as of the date of determination, all claims for indemnification, payment or reimbursement by the Purchaser Indemnified Persons, or any of them, pursuant to this Agreement which either (i) were asserted in writing prior to, and are pending on, such date or (ii) have been Finally Determined in favor of the Purchaser Indemnified Persons, or any of them, to the extent such claims (as so Finally Determined) have not been paid by the Significant Shareholder as of such date (whether by reduction of the Holdback Amount or otherwise).
“Unsatisfied Escrow Claims” means, as of the date of determination, all Unsatisfied Claims arising, or which arose, pursuant to Section 9.2(b)(vi).
“unfunded backlog” means, with respect to any Government Contract, the amount of revenue expected to be realized over the remaining term of such Government Contract, including the base period and all option years thereunder, to the extent the funding thereof has not yet been authorized; provided that a contract ceiling value under a Government Contract constituting a GWAC or IDIQ contract shall not, by itself, constitute revenue expected to be so realized.
“U.S. Anti-Boycott Laws” shall mean the U.S. anti-boycott laws as provided under the Export Administration Act (as amended from time to time), and the implementing regulations (as amended from time to time) under Part 760 of Title 15 of Code of Federal Regulations — “Restrictive Trade Practices or Boycotts”.
“Virginia Act” means the Virginia Stock Corporation Act, as amended.

“8(a) Contracts” has the meaning set forth in Section 6.3(b).
“2007 Stock Option Plan” has the meaning set forth in Section 2.6(c)(i).
2. The Merger.
2.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the relevant provisions of the Virginia Act. The separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”), governed by the laws of the Commonwealth of Virginia and, immediately following the consummation of such merger, as a wholly-owned subsidiary of Purchaser.
2.2 Closing and Closing Deliverables.
(a) Closing. The consummation of the Merger (the “Closing”) shall take place on the third (3rd) Business Day after the first date (the “Conditions Satisfaction Date”) on which all of the conditions set forth in Section 7 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), or at such other time as the parties hereto agree (the actual date on which the Closing takes place being the “Closing Date”); provided, however, that in no event shall the Company, the Significant Shareholder, the Purchaser or Merger Sub be obligated to effect the Closing on a date other than a Payroll Date; and provided, further, however, that in no event shall the Purchaser or Merger Sub be obligated to effect the Closing (i) prior to the first Payroll Date following the Conditions Satisfaction Date or (ii) prior to the 45th day following the date of this Agreement (so long as the Favorable Results have not occurred). The Closing shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022, or at such other location as the parties hereto agree. On the Closing Date, subject to the satisfaction or waiver of all of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing), the parties shall cause the Merger to be consummated by the execution of Articles of Merger in the form of Exhibit A (the “Articles of Merger”) in accordance with the relevant provisions of the Virginia Act and the filing of the Articles of Merger, as so executed, with the State Corporation Commission of the Commonwealth of Virginia in accordance with the relevant provisions of the Virginia Act. For purposes of this Agreement, the term “Favorable Results” means (i) a letter from Argy to the Company, delivered on or after the date hereof but prior to the Closing, stating that it has determined that the Existing Audited 2009 Financials do not have to be restated in order for the Company to properly recognize revenue therein in accordance with GAAP for the FDA Mail Contract for the Company’s fiscal year ended December 31, 2009, accompanied by a written explanation from Argy as to why such restatement is not required (which explanation shall be reasonably satisfactory to the Purchaser), or (ii) the delivery by the Company to the Purchaser, on or after the date hereof but prior to the Closing, of the Restated Audited 2009 Financials, accompanied by an unqualified auditor’s letter of Argy with respect thereto.

(b) Closing Deliverables.
(i) Purchaser Deliverables. Purchaser shall deliver, at or prior to the Closing (subject to the timing set forth in Section 2.7), each of the following:
a) to the Company, with respect to the holders of the Company Options who have tendered completed and executed Option Cancellation Agreements in accordance with the provisions of Section 2.6(c) of this Agreement, by wire transfer of immediately available funds, the aggregate gross amount of the Closing Merger Consideration payable in connection with the Closing to all such holders in respect of such Company Options in accordance with the terms of their respective Option Cancellation Agreements and Section 2.6(c) of this Agreement (which aggregate gross amount to be so paid to the Company shall be reduced, on a dollar-for-dollar basis, by the sum of all Closing Option Payments which have already been paid to such holders), for further payment by the Company to such holders, less applicable withholdings, in accordance with such terms;
b) the Specified Transaction Expenses, by wire transfer of immediately available funds, to each of the payees set forth in, and in accordance with, the amounts set forth in the Consideration Spreadsheet;
c) to the Company, with respect to the “Change in Control Bonus Agreements” described at Schedule 2.2(b)(i)(c) and in the form attached as Exhibit B (the “Change in Control Agreements”), by wire transfer of immediately available funds, the aggregate gross amount payable with respect to the satisfaction thereof, to the extent such amount is specified in the Consideration Spreadsheet and has not already been paid by or on behalf of the Company immediately prior to the Closing, for further payment by the Company to the counterparties thereto, less applicable withholdings, in accordance with the terms thereof;
d) the portion of the remaining Closing Merger Consideration (determined after giving effect to the foregoing payments described in Subsections 2.2(b)(i)(a), (b) and (c) above) payable, in accordance with the provisions of Section 2.7, to each holder of Company Stock who has tendered a Certificate(s) and Letter of Transmittal in accordance with the provisions of such Section; provided, that the respective amounts of the Initial Holdback Amount and Initial Escrow Amount shall be netted out of the portion of the Closing Merger Consideration payable to the Significant Shareholder;
e) the Purchaser Closing Certificate referenced in Section 7.3(c), dated as of the Closing Date and executed on behalf of the Purchaser by an officer of the Purchaser;
f) the Articles of Merger, dated as of the Closing Date and executed by Merger Sub; and
g) the Escrow Agreement, executed by Purchaser and the Escrow Agent.

(ii) Company Deliverables. The Company shall deliver to Purchaser, at or prior to the Closing, each of the following:
a) the Company Closing Certificate referenced in Section 7.2(c), dated as of the Closing Date and executed on behalf of the Company by the Chief Executive Officer of the Company;
b) the Change in Control Agreements (and each and every exhibit thereof), (i) executed by the Company and (ii) executed (on the eighth day prior to the Closing Date) by each of the individuals identified in Schedule 2.2(b)(i)(c);
c) Non-Competition Agreements in the forms attached as Exhibit C (the “Non-Competition Agreements”), executed by the Company and by each of the Significant Shareholder and Gary Newell;
d) Consulting Agreement, in the form attached as Exhibit D (the “Consulting Agreement”), executed by the Company and by Gary Newell;
e) opinions, addressed to Purchaser and Merger Sub, from Cooley LLP and Pillsbury Winthrop Shaw Pittman LLP (counsel to the Company), in the forms attached as Exhibit E-1 and Exhibit E-2, respectively;
f) which opinion may be relied upon, to the extent specified in such form, by the one or more sources of financing to the Purchaser and/or Merger Sub for the consummation of the transactions contemplated by this Agreement and by the Governmental Authorities specified therein;
g) evidence satisfactory to Purchaser of the resignation of each of the directors and each of the officers of the Company in office immediately prior to the Closing as directors and/or officers, as applicable, of the Company, effective no later than immediately prior to the Effective Time;
h) the Consideration Spreadsheet;
i) a FIRPTA Notification Letter, in the form attached as Exhibit F, dated as of the Closing Date and executed by the Company (the “FIRPTA Notice”);
j) the consents, approvals, orders, authorizations, registrations, declarations, notices and filings listed or described on Schedule 2.2(b)(ii)(i);
k) the Articles of Merger, dated as of the Closing Date and executed by the Company;

l) a certificate of the corporate secretary or assistant secretary of Company attaching a good standing certificate for Company in the Commonwealth of Virginia and in each jurisdiction listed at Section 3.1 of the Company Disclosure Schedule, and certifying as of the Closing Date (i) a true and complete copy of the articles of incorporation, as amended, of Company, (ii) a true and complete copy of the bylaws, as amended, of Company, (iii) a true and complete copy of the resolutions of the Company Board adopting this Agreement and approving the Merger and the transactions contemplated by this Agreement, and that such resolutions have not been amended, modified or rescinded and that such resolutions constitute the only resolutions adopted by the Company Board relating to the subject matter thereof, (iv) incumbency and genuineness of signatures of the officers of the Company, and (v) a true and complete copy of the resolutions or written consents of the Company’s shareholders evidencing the Shareholder Approval, and that such resolutions or consents have not been amended, modified or rescinded and that such resolutions constitute the only resolutions adopted by the Company’s shareholders relating to the subject matter thereof;
m) a certificate of the corporate secretary or assistant secretary of each Company Subsidiary attaching a good standing certificate for such Company Subsidiary in the jurisdiction of its incorporation and in each jurisdiction listed at Section 3.2(a) of the Company Disclosure Schedule, and certifying as of the Closing Date true and complete copies of the articles of incorporation and bylaws (or similar constituent documents, including, but not limited to, a certificate of formation and limited liability company operating agreement), as amended, of such Company Subsidiary;
n) Pay-Off Letters with respect to all Company Debt in form and substance reasonably acceptable to Purchaser;
o) the stock book, stock ledger and minute books of the Company, and the stock book, stock ledger and minute books (or similar company records, if applicable) of each of the Company Subsidiaries;
p) the Election Documentation properly executed by each holder of Company Common Stock;
q) final invoices with respect to all Specified Transaction Expenses for the payment of which the Surviving Corporation or any Company Subsidiary would be responsible following the Closing;
r) the Data Center Lease, duly executed by the Company and PP&L;
s) completed Option Cancellation Agreements duly executed by the Company and by all of the holders of Company Options (other than those holders who have properly exercised in full their Company Options prior to the Closing Date), with respect to all of their respective Company Options;
t) the Escrow Agreement, executed by the Holders’ Agent; and
u) any other deliveries described in Section 7.2.

2.3 Effective Time and Effect of the Merger. The Merger and the other transactions contemplated by this Agreement will become effective upon the issuance of a certificate of merger by the State Corporation Commission of the Commonwealth of Virginia with respect to the Merger (such date and time of issuance, the “Effective Time”). At the Effective Time, the effect of the Merger shall be as provided in the relevant provisions of the Virginia Act and, to the extent not contrary thereto, as further provided in this Agreement, and the Articles of Merger shall be deemed filed pursuant to Section 2.2 and the applicable provisions of the Virginia Act.
2.4 Articles of Incorporation; Bylaws. Unless otherwise agreed to by Purchaser and Company prior to the Closing, at the Effective Time:
(a) The articles of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be those of the Surviving Corporation until thereafter changed or amended as provided therein or by the Virginia Act; provided, however, that Article I of the articles of incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is “Buccaneer Computer Systems & Service, Inc.”; and
(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended.
2.5 Directors and Officers. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.
2.6 Merger Consideration; Effect on Capital Stock; Treatment of Company Options.
(a) Closing Merger Consideration. The “Closing Merger Consideration” shall consist of (1) $65,000,000 (the “Upfront Cash Amount”), minus (2) the sum of: (A) the Estimated Net Debt, (B) the Specified Transaction Expenses, (C) to the extent not paid by or on behalf of the Company immediately prior to Closing the aggregate amount of change in control payments to be made under the Change in Control Agreements described in Section 2.2(b)(i)(c) and (D) to the extent not paid by or on behalf of the Company immediately prior to Closing, the sum of the Closing Option Payments with respect to all of the Company Options.
(b) Effect on Company Common Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, Merger Sub, (i) Company, the shareholders of the Company or the Holders’ Agent, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Dissenting Shares, will be converted automatically into the right to receive the Closing Common Stock Per Share Amount and the Additional Common Stock Per Share Amount, in each case without interest, in accordance with Section 2.7(b) and (ii) any shares of Company Common Stock then held by the Company shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Company Options.
(i) The Company Board has adopted appropriate resolutions and, prior to the Closing, will take all other actions necessary and appropriate, to provide that each holder of an unexpired and unexercised Company stock option (a “Company Option”) shall have an election to exercise his or her Company Option prior to the Effective Time or have his or her Company Option cancelled in accordance with this Section 2.6(c). All Company Options shall become fully vested and exercisable on or immediately prior to the Effective Time in accordance with the terms of the 2007 Stock Option Plan of the Company (the “2007 Stock Option Plan”) and contingent upon the Merger becoming effective.
(ii) Any holder of Company Options that exercises such Company Options prior to the Closing will receive shares of Company Common Stock in accordance with the terms of such Company Option and the 2007 Stock Option Plan and such holder’s shares of Company Common Stock will be converted at the Effective Time into the right to receive the Merger Consideration specified in Section 2.6(b) in accordance with the provisions thereof.
(iii) To the extent that any holder elects to cancel any Company Option before the Effective Time, such holder shall indicate such election pursuant to an Option Cancellation Agreement completed, executed and delivered by such holder to the Company prior to the Effective Time and (i) if such Company Option is not an In-The-Money Option, then such Option shall be automatically cancelled effective as of immediately prior to the Effective Time and the holder thereof shall not be entitled to any payment in connection therewith and (ii) if such Company Option is an In-The-Money Option, then such In-The-Money Option shall be automatically cancelled effective as of immediately prior to the Effective Time, and, in exchange therefor, the holder of such cancelled In-The-Money Option shall be entitled to receive, without interest, but subject to deductions and other income or employment tax withholding as required by applicable Law, the applicable Closing Company Option Amount and the applicable Additional Company Option Amount in accordance with this Agreement, and shall be paid by the Company, at Closing, in settlement of such holder’s right to receive such Closing Company Option Amount, an amount, in cash, equal to such Closing Company Option Amount.
(iv) Except as provided herein or as otherwise agreed by Purchaser and the Company, each Company Option, and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of Company Common Stock shall be terminated by the Company as of the Effective Time.
2.7 Surrender of Certificates.
(a) No Further Rights as Company Stockholders. At the Effective Time, all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (a “Certificate”) shall have any rights as a shareholder of Company.

(b) Exchange Procedures. Upon surrender of a Certificate for cancellation to Purchaser, together with a letter of transmittal, in the form attached hereto as Exhibit H (a “Letter of Transmittal”), duly completed and validly executed in accordance with the instructions thereto, (i) the holder of such Certificate shall be entitled to receive in exchange therefor the Closing Common Stock Per Share Amount and the Additional Common Stock Per Share Amount with respect to each share of Company Common Stock represented by such Certificate and (ii) the Certificate so surrendered shall forthwith be canceled, provided that the aggregate amount of cash each holder of Company Common Stock shall be entitled to receive in accordance with clause (i) above shall be rounded to the nearest cent and computed after aggregating all cash amounts to which such holder is entitled to received for all shares of Company Common Stock held by such holder for which Certificates and Letters of Transmittal have been delivered by such holder in accordance with this Section 2.7(b). Purchaser shall, no later than two Business Days after its receipt of each properly surrendered Certificate accompanied by the duly completed and validly executed Letter of Transmittal with respect thereto, cause the payment of the sum of the Closing Common Stock Per Share Amounts with respect to the shares of Company Common Stock represented by such Certificate to be made to the holder of such Certificate by wire transfer of immediately available funds to the account designated by such holder in such Letter of Transmittal delivered with such Certificate. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Company Common Stock (other than Dissenting Shares) will be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the Closing Common Stock Per Share Amount and the Additional Common Stock Per Share Amount with respect to each share of Company Common Stock represented by such Certificate. If, after the Effective Time, any Certificate is presented to the Surviving Corporation or Purchaser, it shall be cancelled and exchanged as provided in this Section 2.7.
(c) Transfers of Ownership. At the Effective Time, the stock transfer books of Company shall be closed, and there shall thereafter be no further registration of transfers of shares of Company Common Stock outstanding immediately prior to the Effective Time on the records of Company.
(d) No Liability. Notwithstanding anything to the contrary in this Section 2.7, neither Purchaser nor the Surviving Corporation or any other party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property law, escheat law or similar law.
2.8 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, Purchaser shall pay to the record holder of such Certificate the consideration into which the shares of Company Common Stock formerly represented by such Certificate have been converted pursuant to Section 2.6(b), upon the making of an affidavit of loss and indemnity with respect to such Certificate, by such record holder in form and substance acceptable to the Company.

2.9 Dissenting Shares.
(a) Generally. The Company shall give the Purchaser prompt notice of any demands for appraisal pursuant to the Virginia Act received by the Company, withdrawals of such demands and any other instruments served pursuant to the Virginia Act and received by the Company. Notwithstanding any provision of this Agreement to the contrary, any shares of Company Stock held by a holder who has demanded and perfected appraisal rights for such shares in accordance with the Virginia Act (a “Dissenting Shareholder”), and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (“Dissenting Shares”) shall not be converted into or represent a right to receive any portion of the Merger Consideration pursuant to this Agreement, but the holder thereof shall only be entitled to such rights as are granted by the Virginia Act.
(b) Withdrawal or Loss of Right. Notwithstanding the provisions of Section 2.9(a), if any holder of shares of Company Stock who demands appraisal of such shares under the Virginia Act shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of (i) the Effective Time or (ii) the occurrence of such event, such holder’s Dissenting Shares shall automatically be converted into and represent only the right to receive the portion of the Merger Consideration which such holder would have been entitled to receive pursuant to this Agreement had it not demanded appraisal rights under the Virginia Act, without interest thereon, upon surrender to the Company of the Certificate representing such shares, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, all in accordance with Section 2.7.
2.10 Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, Merger Sub, Company, the shareholders of the Company or the Holders’ Agent, each share of the common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.
2.11 Holdback Amount.
(a) The Significant Shareholder hereby covenants and agrees that the amount of $5,000,000 (the “Initial Holdback Amount”) shall be automatically netted out of the portion of the Closing Merger Consideration payable to the Significant Shareholder pursuant to this Agreement. On the date which is 15 months from the Closing Date (the “Holdback Payment Date”), the Purchaser and the Company shall, on a joint and several basis, pay to the Significant Shareholder, by wire transfer of immediately available funds to such accounts as the Significant Shareholder may direct, an amount (the “Remaining Holdback Amount”) equal to (A) the Initial Holdback Amount, minus (B) the amount of any decreases to the Holdback Amount pursuant to Section 2.13, 6.5 or 9; provided, that, the amount of the Remaining Holdback Amount payable on the Holdback Payment Date shall be reduced (but not below zero) by the amount of each Unsatisfied Claim pending on the Holdback Payment Date; and, provided, further, that the Remaining Holdback Amount as such term is used in this Section 2.11 shall include the aggregate amount of interest that has accrued (and remains unpaid) on the rest of the Remaining Holdback Amount as of such payment date based on a rate of one percent (1.0%) per annum.
(b) Within five (5) Business Days of the issuance of the final, non-appealable determination of a court of competent jurisdiction with respect to any Unsatisfied Claim which was pending on the Holdback Payment Date, the Purchaser and the Company shall, on a joint and several basis, pay to the Significant Shareholder, by wire transfer of immediately available funds to such accounts as the Significant Shareholder may direct, the amount by which payment of the Remaining Holdback Amount on the Holdback Payment Date pursuant to Section 2.11(a) was reduced in respect of such Unsatisfied Claim (net of the portion of such amount (if any) to which the Purchaser or the Purchaser Indemnified Persons, or any of them, have been so determined to be entitled).

2.12 Specified Transaction Expenses. If the Merger is not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including Specified Transaction Expenses) shall be paid by the party incurring such expense. If the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided that Purchaser shall pay the Specified Transaction Expenses.
2.13 Adjustments.
(a) The Company shall deliver to Purchaser a certificate signed by the Chief Financial Officer of the Company setting forth such Chief Financial Officer’s good faith estimate, as of the Closing, of Net Debt (such estimate, “Estimated Net Debt”), including his estimates of the Company Debt and Company Cash components of Estimated Net Debt, and specifying, in reasonable detail his supporting calculations for such estimates (such certificate, the “CFO Certificate”). The CFO Certificate shall be delivered by the Company to the Purchaser no later than three (3) Business Days, but no earlier than five (5) Business Days, prior to the Closing Date. The estimates set forth in the CFO Certificate shall be based on the books and records of the Company and the Company Subsidiaries and all other information then available and shall be prepared in accordance with the standards for the preparation of the Closing Date Balance Sheet specified in Section 2.13(b). At least five (5) Business Days prior to the Closing, Company shall deliver to Purchaser Pay-Off Letters (in form and substance reasonably acceptable to Purchaser) with respect to all Closing Debt.
(b) As soon as practicable following the Closing Date, but in no event later than ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to the Holders’ Agent (i) a consolidated balance sheet of Company as of the close of business on the Closing Date (the “Closing Date Balance Sheet”) prepared in the manner specified in this Section 2.13(b), (ii) a determination of the Net Working Capital as of the close of business on the Closing Date (the “Closing Net Working Capital”), (iii) a determination of the Company Cash and the Company Debt as of the close of business on the Closing Date (the “Closing Company Cash” and the “Closing Company Debt”, respectively) and (iv) a statement setting forth the determination of the resulting Adjustment Amount, based on the amounts referred to in clause (ii) and (iii) above (the “Adjustment Statement”), provided that the Closing Date Balance Sheet shall be prepared (and the determinations referred to in clauses (ii) and (iii) above shall be made) without giving effect to any event or occurrence after the Closing involving the Purchaser or the Purchaser’s financing transactions (if any) in connection therewith and shall not reflect any impact of purchase accounting as a result of the occurrence of the Closing. The determination of the Closing Net Working Capital, Closing Company Cash, and Closing Company Debt, in each case, shall be derived from the Closing Date Balance Sheet. The Closing Date Balance Sheet shall be prepared in accordance with GAAP applied in a manner consistent with the accounting practices, policies, judgments and methodologies used in the preparation of the Company Balance Sheet (but only to the extent such practices, policies, judgments and methodologies are consistent with GAAP).

(c) During the period of time from the Holders’ Agent’s receipt of the Adjustment Statement through the final determination of the Adjustment Statement pursuant to this Section 2.13, the Holders’ Agent and the Representatives of the Holders’ Agent shall have the right, upon reasonable prior notice and during normal business hours, to review all records, work papers and calculations related to the Closing Date Balance Sheet and the amounts of the Closing Net Working Capital, Closing Company Cash, and Closing Company Debt and the Adjustment Amount set forth in the Adjustment Statement; provided that, to the extent that the Holders’ Agent or any Representative thereof requests access to work papers of an independent accountant pursuant to this Section 2.13, such access shall be subject to the execution and delivery by the Holders’ Agent or such Representative, as applicable, of a customary hold harmless letter with respect thereto in favor of such accountant acceptable to such independent accountant in its sole discretion but only to the extent such hold harmless letter is requested by such independent accountant. The Holders’ Agent shall have sixty (60) days after delivery of the Adjustment Statement to him in which to notify Purchaser in writing (such notice, an “Adjustment Dispute Notice”) of any discrepancy in, or disagreement with, the items reflected on the Adjustment Statement (and specifying the amount in dispute and setting forth in reasonable detail the basis for such discrepancy or disagreement). If the Holders’ Agent does not deliver a Adjustment Dispute Notice to Purchaser during such sixty (60) day period, the Adjustment Statement shall be deemed to be accepted in the form presented to the Holders’ Agent, which shall be final, binding and conclusive for all purposes hereunder. In the event any such Adjustment Dispute Notice is timely provided, Purchaser and the Holders’ Agent shall use commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements specified in the Adjustment Dispute Notice. If Purchaser and the Holders’ Agent do not agree in writing, within thirty (30) days after timely delivery of the Adjustment Dispute Notice, to resolve any discrepancy or disagreement therein, the Holders’ Agent and the Purchaser shall submit to an independent accounting firm (the “Independent Accounting Firm”) for final review and resolution any and all amounts and issues which remain in dispute and which were properly included in the Adjustment Dispute Notice. The Independent Accounting Firm shall be an internationally recognized independent public accounting firm as shall be agreed upon by the Holders’ Agent and Purchaser in writing and, failing such agreement, the Holders’ Agent and Purchaser shall select an independent accounting firm of recognized national or regional standing to serve as Independent Accounting Firm by lot, based on the list of firms set forth on Schedule 2.13, after eliminating any such firm that has a current material business relationship with the Holders’ Agent, Purchaser, or any of their respective Affiliates. The Independent Accounting Firm shall be engaged by the Holders’ Agent and Purchaser no later than five (5) Business Days following the later to occur of (i) the conclusion of such 30-day period and (ii) the determination of the identity of the Independent Accounting Firm in accordance with this Section 2.13(c). Each of the Holders’ Agent and Purchaser agrees to promptly execute, if requested by the Independent Accounting Firm, a reasonable engagement letter with respect to the determination to be made by the Independent Accounting Firm with respect to such dispute in accordance with this Section 2.13(c). The determination by the Independent Accounting Firm shall be based solely on presentations with respect to such disputed items by the Holders’ Agent and Purchaser to the Independent Accounting Firm and not on the Independent Accounting Firm’s independent review, and Purchaser’s presentations to the Accounting Firm shall be consistent with Purchaser’s earlier positions set forth in the Adjustment Statement, and the Holders’ Agent’s presentations to the Independent Accounting Firm shall be consistent with the Holders’ Agent’s earlier positions set forth in the Adjustment Dispute Notice. The Holders’ Agent and Purchaser will provide copies to one another of all written submissions to the Independent Accounting Firm and shall be permitted to attend (and shall receive reasonable advance written notice of) any meeting with or presentations to the Accounting Firm. The Holders’ Agent and Purchaser shall use their commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Accounting Firm of the disputed items (but in no event later than fifteen (15) days after engagement of the Independent Accounting Firm), and each of the Holders’ Agent and Purchaser shall be entitled, as part of its presentation, to respond to the presentation of the other presenter and any questions and requests of the Independent Accounting Firm. The review of the Independent Accounting Firm shall be limited to the discrepancies and disagreements set forth in the Adjustment Dispute Notice and still in dispute at the end of the 30-day period following the delivery thereof, and the determination of the Adjustment Amount by the Independent Accounting Firm shall be (i) in writing, (ii) be based upon and consistent with the terms and conditions of this Agreement and with the undisputed portions of the Adjustment Statement and, without limitation of the foregoing, shall be made in accordance with GAAP in accordance with the standards used in the preparation of the Closing Date Balance Sheet set forth in Section 2.13(b), (iii) with respect to any specific discrepancy or disagreement, no greater than the higher amount calculated by Purchaser in the Adjustment Statement or by the Holders’ Agent in the Adjustment Dispute Notice and no lower than the lower amount calculated by Purchaser in the Adjustment Statement or by the Holders’ Agent in the Adjustment Dispute Notice and (iv) made as promptly as practical after the presentations of the Holders’ Agent and Purchaser with respect to such discrepancies and disagreements to the Independent Accounting Firm (but in no event later than thirty (30) days after the date of such presentations). Any such determination by the Independent Accounting Firm shall be final and binding upon, and non-appealable by, the parties hereto, the Holders’ Agent, and the Company Holders and their respective successors and assigns for all purposes hereof, and not subject to collateral attack for any reason absent manifest error or fraud. All expenses and fees of the Independent Accounting Firm shall be borne one-half (1/2) by the Purchaser and one-half (1/2) by the Significant Shareholder; provided, however, that if the Independent Accounting Firm determines that the final amount owed by the Purchaser pursuant to Section 2.13(d) below is greater than 110% of the previously disputed amount that was proposed by the Purchaser, the Purchaser shall bear 100% of the expenses and fees of the Independent Accounting Firm, and if the Independent Accounting Firm determines that the final amount owed to the Purchaser pursuant to Section 2.13(d) below is less than 90% of the previously disputed amount that was proposed by the Holders’ Agent, the Significant Shareholder (provided that such obligation shall first, be satisfied by the reduction, on a dollar-for-dollar basis, of the Holdback Amount (in which case the Company shall pay such expenses and fees of the Independent Accounting Firm to the extent of such reduction), and, second, to the extent the amount of such reduction is less than the amount of such obligation, the difference shall be paid by the Significant Shareholder). The Adjustment Statement (and the Closing Date Balance Sheet and the calculations of Closing Net Working Capital, Closing Company Debt, Closing Company Cash and the Adjustment Amount contained therein) shall be “finally determined pursuant to Section 2.13(c)” either (i) when the 60-day period after delivery of the Adjustment Statement to the Holders’ Agent expires, if the Holders’ Agent has not delivered the Adjustment Dispute Notice in accordance with this Section 2.13(c), (ii) when the Holders’ Agent and Purchaser agree thereon in writing, or (iii) if (A) the Holders’ Agent has disputed, in accordance with this Section 2.13(c), the Adjustment Statement (or the Closing Date Balance Sheet or the calculation of Closing Net Working Capital, Closing Company Debt, Closing Company Cash and Closing Adjustment Amount contained therein), and (B) such items were subject to determination by the Independent Accounting Firm in accordance with this Section 2.13(c), when the Independent Accounting Firm delivers its final determination in writing (in accordance with this Section 2.13(c)) to the Holders’ Agent and Purchaser with respect to such items. The date on which the Adjustment Statement (and the Closing Date Balance Sheet and the calculations of Closing Net Working Capital, Closing Company Debt, Closing Company Cash and the Adjustment Amount contained therein) are finally determined in accordance with this Section 2.13(c) is hereinafter referred to as the “Determination Date”.
(d) If the Adjustment Amount as finally determined pursuant to Section 2.13(c) is greater than zero, Purchaser shall pay to the Holders’ Agent, for further distribution by the Holders’ Agent to the Former Shareholders and to the Former Optionholders (but only if they held In-the-Money-Options immediately prior to the Effective Time and have executed and delivered Option Cancellation Agreements) in accordance with their respective Holder Percentages, the amount of such excess by wire transfer of immediately available funds, no later than five (5) Business Days following Purchaser’s receipt of written wire instructions from the Holders’ Agent with respect thereto. If the Adjustment Amount as finally determined pursuant to Section 2.13(c) is less than zero, then first, the Holdback Amount shall reduced (but not below zero), on a dollar-for-dollar basis, by the Adjustment Amount, and, second, to the extent the amount of such reduction is less than the Adjustment Amount, the difference shall be paid by the Significant Shareholder to Purchaser by wire transfer of immediately available funds, no later than five (5) Business Days following the Significant Shareholder’s receipt of written wire instructions from Purchaser with respect thereto. If the Adjustment Amount as finally determined pursuant to Section 2.13(c) equals zero, no reduction of the Holdback Amount, nor any payment, shall be made pursuant to this Section 2.13(d).
2.14 Transfer Taxes. All transfer, documentary, registration and other such Taxes (including, without limitation, charges for or in connection with the recording of any instrument or document as provided in this Agreement) payable in connection with the Merger and the other transactions contemplated by this Agreement shall be equally paid by Purchaser and Significant Shareholder (provided that such obligation of Significant Shareholder shall first, be satisfied by the reduction, on a dollar-for-dollar basis, of the Holdback Amount (in which case the Company shall pay such portion of such Taxes to the extent of such reduction), and, second, to the extent remaining unsatisfied after giving effect to such reduction, shall be paid by the Significant Shareholder). The parties agree to cooperate with each other in the filing of any Tax Returns with respect to Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such Tax Returns.

2.15 Consideration Spreadsheet. The Company shall prepare and deliver to Purchaser, no less than three (3) Business Days prior to the Closing, a spreadsheet (the “Consideration Spreadsheet”) in the form agreed to by the Company and Purchaser, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information, as of the Closing Date: (a) the names of all the Company Holders and their respective addresses and taxpayer identification numbers as reflected in the records of the Company; (b) the number of shares of Company Common Stock held by, or subject to the Company Options held by, such Persons; (c) the exercise price per share of each Company Option; (d) the Fully Diluted Number, (e) the calculation of the Company Cash and Company Debt (including an itemized list of each item of Company Debt indicating the Person to whom such expense is owed), the Closing Merger Consideration, and the Closing Common Stock Per Share Amount; (f) the amount of Specified Transaction Expenses (including an itemized list of each such Specified Transactional Expense indicating the general nature of such expense (i.e., legal, accounting, etc.) and the Person to whom such expense is owed); (g) the aggregate amount of cash, based on the Closing Merger Consideration, issuable to each Company Holder in exchange for the Company Common Stock held by such Persons; (h) the sum of the Closing Company Option Amounts payable to each holder of a Company Option in exchange for the Company Options held by such Persons; and (i) the amount of the change in control payment to be received by each individual identified in Schedule 2.2(b)(i)(c) pursuant to the terms and conditions of a Change in Control Agreement to be entered into by the Company and such individual at or prior to the Closing. The Company agrees that the aggregate amount of all of the change of control payments to be set forth in the Consideration Spreadsheet shall be not less than $7,000,000 and shall not exceed the amount which would result in the amount of the Closing Merger Consideration being zero. Unless otherwise provided herein, all payments from Purchaser to or for the benefit of the Company Holders, when and if required to be made in accordance with this Agreement, shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing and set forth in the Consideration Spreadsheet. In the event that any holder of Company Options exercises, in whole or in part, Company Options after the Company’s delivery of the Consideration Spreadsheet to the Purchaser, but before the Closing, the Company shall promptly deliver to the Purchaser (no later than the Closing) an updated version of the Consideration Spreadsheet (dated as of the Closing Date) which takes into account the exercise of such Company Option. Notwithstanding anything to the contrary in this Agreement, from and after the Closing, neither Company nor Purchaser nor any of their respective Affiliates shall be bound by any of the information set forth in the Consideration Spreadsheet to the extent that such information is incorrect.
2.16 Taking of Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, Purchaser and the Surviving Corporation are fully authorized in their respective names and in the names of Company and Merger Sub to take, and will take, all such lawful and necessary or desirable action, so long as such action is not inconsistent with this Agreement.

2.17 Escrow Arrangement.
(a) The Significant Shareholder hereby covenants and agrees that the amount of $3,000,000 (the “Initial Escrow Amount”) shall be automatically netted out of the portion of the Closing Merger Consideration payable to the Significant Shareholder pursuant to this Agreement and deposited by Purchaser, at the Closing, into a separate, interest-bearing escrow account (the “Escrow Account”) with JPMorgan Chase Bank, N.A. (the “Escrow Agent”), established pursuant to the terms of the Escrow Agreement, among the Escrow Agent, the Holders’ Agent, and Purchaser, substantially in the form attached hereto as Exhibit L (the “Escrow Agreement”). The Purchaser shall pay all Taxes owed in respect of any net income or gain realized by the Escrow Account on a current basis. The Escrow Agent shall distribute cash to the Purchaser in an amount equal to the income Tax liability of Purchaser on such income or gain, using the tax rate to which such income or gain was subject as determined by the Purchaser (with an appropriate reduction in such tax rate attributable to imputed interest expense deductions reasonably expected to be realized by the Purchaser in respect of current and future payments to the Significant Shareholder of any Escrow Funds) (and the Purchaser and the Holders’ Agent shall give instructions to the Escrow Agent to such effect). Subject to the preceding sentence, the Escrow Funds shall be held, invested and distributed in accordance with the terms of the Escrow Agreement and in accordance with this Article II, Section 6.5(g) and Section 9.6(b).
(b) Subject to Section 2.17(e), (i) on the fifth Business Day following each occurrence of a Tax Resolution, the Purchaser and the Holders’ Agent shall deliver joint written instructions to the Escrow Agent to release, in accordance with Section 2.17(c), from the balance of the Escrow Funds in the Escrow Account, the amount required to be paid pursuant to the Tax Resolution up to the remaining balance of the Escrow Funds, and (ii) the Purchaser and the Holders’ Agent shall deliver joint written instructions to the Escrow Agent to release, in accordance with Section 2.17(c), any amounts requested by the Holders’ Agent to be paid to the applicable Taxing Authority to reduce the outstanding liability for any Covered Tax Matter, provided that such request is supported by written documentation substantiating that the amounts so requested will reduce such liability.
(c) If the amount to be released pursuant to Section 2.17(b) is less than or equal to the liability for the Covered Tax Matter to which such released funds relate, the joint written payment instructions of the Purchaser and the Holders’ Agent shall direct the Escrow Agent to pay the released Escrow Funds directly to the Company for remittance to the applicable Taxing Authority.
(d) Subject to Section 2.17(e), on the tenth Business Day following the date of the occurrence of a Tax Resolution with respect to the last unresolved Covered Tax Matter, the Purchaser and the Holders’ Agent shall deliver joint written instructions to the Escrow Agent to release to the Significant Shareholder all of the Escrow Funds then remaining in the Escrow Account in excess of any Escrow Funds required to obtain such Tax Resolution.
(e) If Tax Resolutions with respect to all Covered Tax Matters have not been obtained by the date which is 24 months from the Closing Date, the Purchaser and the Holders’ Agent shall deliver joint written instructions to the Escrow Agent to release, in accordance with Section 2.17(c) and, if the application of Section 2.17(c) would result in a Tax Resolution of all Covered Tax Matters, Section 2.17(d), all of the Escrow Funds then remaining in the Escrow Account.

(f) At least five (5) Business Days prior to any correspondence, drafts, applications or any other written documents (collectively, “correspondence”) being submitted by any holder of Company Common Stock to a Taxing Authority with respect to a Covered Tax Matter, the Significant Shareholder shall provide a draft of any such correspondence to the Purchaser for its review and consent, such consent not to be unreasonably withheld, delayed or conditioned. The Significant Shareholder shall provide to the Purchaser a copy of all correspondence or any other documentation received from a Taxing Authority with respect to a Covered Tax Matter promptly upon receipt of such correspondence or other documentation.
(g) As more fully set forth in the Escrow Agreement, distributions from the Escrow Account of dividends, interest, and other income on balances in the Escrow Account shall be made net of any losses on investments on balances in the Escrow Account, pursuant to the applicable provisions of the Escrow Agreement.
3. Representations and Warranties of Company. For purposes of this Agreement, a document, instrument or other writing is deemed to have been “delivered”, “provided” or, “made available” to Purchaser or its Representatives if it has been included as a readable, working Adobe portable document format file on a CD-ROM, in PC-readable format, delivered to Purchaser prior to the Purchaser’s execution and delivery of this Agreement. Company hereby represents and warrants to Purchaser that, except (as determined in accordance with Section 10.2) as disclosed in a disclosure schedule of even date herewith delivered by Company to Purchaser prior to the execution and delivery by Purchaser of this Agreement (the “Company Disclosure Schedule”):
3.1 Organization, Standing and Power. Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Company has the corporate power to own its properties and to carry on its business as now being conducted (the “Current Company Business”). Set forth on Section 3.1 of the Company Disclosure Schedule is a list of each jurisdiction where Company is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction), and Company is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction) in each jurisdiction where the operation of the Current Company Business by Company requires such qualification, except where the failure to be so qualified or in good standing would not result in a Company Material Adverse Effect. Company has delivered, or made available for review, to Purchaser or its advisors true, correct and complete copies of its articles of incorporation and bylaws, as amended. Company is not in material violation of any of the provisions of its articles of incorporation or bylaws. Company has delivered to Purchaser or its Representatives (or made available for review by Purchaser or its Representatives) true, correct and complete copies of its stock ledger and minute book and such minute book accurately reflects in all material respects all proceedings of the shareholders and directors and all committees of the Company to the extent applicable. There is no pending or, to the knowledge of the Company, threatened, action for the dissolution, liquidation or insolvency of Company.

3.2 Subsidiaries.
(a) Set forth on Section 3.2(a) of the Company Disclosure Schedule is a complete list of all the Company Subsidiaries, provided that following the PP&L Spin-Off, it is understood that PP&L will not be a Company Subsidiary. The Company Subsidiaries have been duly organized and are validly existing under the Laws of their respective states of formation and have the power and authority to own or lease their properties and to conduct their business as it is now being conducted. Set forth on Section 3.2(a) of the Company Disclosure Schedule is a list of each jurisdiction where the Company Subsidiaries are duly qualified to do business, and are in good standing (if such concept is applicable in the relevant jurisdiction), and the Company Subsidiaries are duly qualified to do business, and are in good standing (if such concept is applicable in the relevant jurisdiction) in each jurisdiction where the operation of the Current Company Business by the Company Subsidiaries requires such qualification, except where the failure to be so licensed or qualified would not result in a Company Material Adverse Effect. The Company has delivered, or made available for review, to Purchaser or its advisors true, correct and complete copies of the articles of incorporation and bylaws (or similar constituent documents, including, but not limited to, certificates of formation and limited liability company operating agreements), as amended, of the Company Subsidiaries. No Company Subsidiary is in material violation of any of the provisions of its articles of incorporation or bylaws (or similar constituent documents, including, but not limited to, certificates of formation and limited liability company operating agreements). The Company has delivered to Purchaser or its Representatives (or made available for review by Purchaser or its Representatives) true, correct and complete copies of the stock ledgers and minute books (or similar corporate records, if applicable) of the Company Subsidiaries and such stock ledger and minute book (or similar corporate records, if applicable) accurately reflect in all material respects all proceedings of the shareholders, members, directors and managers (or, if applicable, persons acting in similar capacities) and all committees (or, if applicable bodies acting in similar capacities) of the Company Subsidiaries, to the extent applicable. There is no pending or, to the knowledge of the Company, threatened, action for the dissolution, liquidation or insolvency of any Company Subsidiary.
(b) Except for the Company’s ownership of a 33% ownership interest in Exeter Information Technology Services, LLC (such Person, “Exeter”; and such ownership interest, the “Exeter Interest”) and for the Company’s whole ownership of PP&L as of the date hereof through the date of the PP&L Spin-Off, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.
3.3 Power and Authority. Company has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery by Company of this Agreement and the consummation by Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject, in the case of the Merger, to the receipt of the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of Purchaser and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

3.4 Authorization.
(a) Shareholder Approval. The shareholder vote necessary to approve and effect the Merger, this Agreement and the other transactions contemplated hereby (the “Shareholder Approval”) is the affirmative vote from the holders of either (i) more than two-thirds of the shares of Company Common Stock, voting together as a single class, that are outstanding on the record date chosen, in accordance with the Virginia Act and the articles of incorporation and bylaws of Company (to the extent in accordance with the Virginia Act), for purposes of determining the shareholders of Company entitled to vote on the approval of this Agreement or (ii) all of the shares of Company Common Stock, voting together as a single class, that are outstanding on the record date chosen for purposes of determining the shareholders of Company entitled to vote on the approval of this Agreement, to the extent action is taken by written consent in accordance with Section 13.1-657 of the Virginia Act. The Company has not attempted to have its shareholders vote or otherwise execute or deliver a written consent under Section 13.1-657 of the Virginia Act for the adoption of this Agreement prior to both the approval of this Agreement and the declaration of its advisability by Company Board and the execution and delivery of this Agreement. The Shareholder Approval (whether as described in clause (i) or (ii) of the first sentence of this subsection) is the only vote of the holders of any class or series of the capital stock of the Company necessary (under applicable Legal Requirements or otherwise) to approve and effect the Merger, this Agreement and the other transactions contemplated hereby.
(b) Board Approval. The Company Board, at a meeting duly called and held at which all directors of Company were present, duly and unanimously: (i) adopted resolutions adopting, approving, declaring advisable and recommending the approval by the shareholders of this Agreement and the execution and delivery thereof and the consummation of the Merger and the transactions consummated hereby and (ii) determined that the Merger Consideration paid hereunder to the Company Holders and the other terms of this Agreement are in the best interests of Company and the shareholders of Company.
3.5 Noncontravention.
(a) The execution and delivery of this Agreement by Company or the Significant Shareholder does not, and the consummation by Company or the Significant Shareholder of any of the transactions contemplated hereby, will not (x) result in, a termination, or breach or violation by Company or any Company Subsidiary of, or a default by Company or any Company Subsidiary under (in each case with or without notice or lapse of time, or both), (i) any provision of the articles of incorporation or bylaws (or any similar constituent document, if applicable), as amended, of Company, or any Company Subsidiary, (ii) except for those Material Contracts to which the Company or a Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound and set forth at Section 3.5(a)(ii) of the Company Disclosure Schedule, any Material Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, (iii) any Legal Requirement applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (y) constitute an event which, after notice or lapse of time or both, would result in, the creation of any Lien (other than a Permitted Encumbrance) upon any of the properties or assets of the Company or any Company Subsidiary.

(b) No consent, waiver, approval, order, notice to or authorization of, or registration, declaration or filing with, any federal, state, foreign, local, municipal or other court, administrative agency or commission or other governmental authority or instrumentality or arbiter (each, a “Governmental Authority”) is required to be obtained or made by Company or any Company Subsidiary as a result of the execution and delivery of this Agreement by Company or the Significant Shareholder, or the consummation by Company or the Significant Shareholder of any of the transactions contemplated hereby (including the consummation of the Merger), except for: (i) those items set forth at Section 3.5(b) of the Company Disclosure Schedule and (ii) the filing of the Articles of Merger as provided in Section 2.2. No consent, waiver, approval, order, notice to, or authorization of, or registration, declaration or filing with, any Person under a Material Contract is required to be obtained or made by Company or any Company Subsidiary as a result of the execution and delivery of this Agreement by Company or the Significant Shareholder, or the consummation by Company or the Significant Shareholder of any of the transactions contemplated hereby (including the consummation of the Merger), except for those consents, waivers, approvals, orders, authorizations, registrations, declarations and filings set forth at Section 3.5(b) of the Company Disclosure Schedule.
3.6 Governmental Authorizations. The Company has obtained each federal, state, county, local or foreign Governmental Authority consent, license, permit, grant, approval, or other authorization (“Permits”) that is required for the operation by the Company and the Company Subsidiaries of the Current Company Business, except for any such consents, licenses, permits, grants or authorizations that if not obtained would not result in a Company Material Adverse Effect, and all of such Permits obtained by the Company are in full force and effect. The Current Company Business is being conducted in material compliance with the terms and conditions of such Permits. Section 3.6 of the Company Disclosure Schedule sets forth a list of the Permits held by the Company and the Company Subsidiaries which are material for the conduct of the Current Company Business. Company and the Company Subsidiaries are not in material violation or material breach of, and no event has occurred which would constitute (with or without due notice of lapse of time or both) a material default (or give rise to any right of termination, cancellation, modification or acceleration) of, and no inquiries, proceedings or investigations are pending, or to the Knowledge of the Company, threatened, relating to any term, condition or provision of any such Permit. No action by any Governmental Authority has been taken or, to the Knowledge of the Company, threatened, in connection with the expiration, continuance or renewal of any such Permit. None of such Permits will be terminated or impaired or become terminable, in whole or in part, as a result of any of the transactions contemplated hereby (including the consummation of the Merger).

3.7 Financial Statements.
(a) Company has delivered to Purchaser or its Representatives (or made available for review by Purchaser or its Representatives) true, correct and complete copies of (i) the audited consolidated balance sheets, statements of operations, statements of shareholders equity and statements of cash flows of Company as of and for the fiscal years ended December 31, 2008 and December 31, 2007, (ii) the Existing Audited 2009 Financial Statements (together with the financial statements referred to in clause (i) above, collectively, the “Audited Financial Statements”), and (iii) the unaudited consolidated balance sheet, statement of operations, and statement of cash flows of Company as of and for the six-month period ended June 30, 2010 (together with the Audited Financial Statements, collectively, the “Existing Company Financial Statements”). The Existing Company Financial Statements are (and the Post-Signing Financial Statements delivered to Purchaser pursuant to Section 6.12(b) and the Proposed Restated Financials (if any) delivered to Purchaser to Section 6.12(d) will be), (i) derived from, and consistent with, the books and records of the Company and the Company Subsidiaries; and (ii) prepared in accordance with GAAP applied on a consistent basis throughout and among the periods covered thereby, subject (x) in the case of the unaudited financial statements constituting Existing Company Financial Statements or Post-Signing Financial Statements, to normal, recurring year-end adjustments (the effect of which adjustments will not, individually or in the aggregate, be material) and to the absence of footnotes, and (y) in the case of the Existing Audited 2009 Financial Statements, recognition of revenue by the Company for the FDA Mail Contract for the Company’s fiscal year ended December 31, 2009 possibly not being properly reflected in accordance with GAAP in such financial statements. The Existing Company Financial Statements (and the Post-Signing Financial Statements delivered to Purchaser pursuant to Section 6.12(b) and the Proposed Restated Financials (if any) delivered to Purchaser to Section 6.12(d) will) fairly present, in all material respects and in accordance with GAAP, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of Company as of the dates and for the periods indicated therein, subject (x) in the case of the unaudited financial statements constituting Existing Company Financial Statements or Post-Signing Financial Statements, to normal, recurring year-end adjustments (the effect of which adjustments will not, individually or in the aggregate, be material) and to the absence of footnotes and (y) in the case of the Existing Audited 2009 Financial Statements, recognition of revenue by the Company for the FDA Mail Contract for the Company’s fiscal year ended December 31, 2009 possibly not being properly reflected in accordance with GAAP in such financial statements.
(b) Neither Company nor any Company Subsidiary, nor, to the Knowledge of the Company, any of their respective directors, managers, officers, employees, auditors or accountants has received or otherwise had or obtained Knowledge of any material written complaint, allegation or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any of their respective internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices.

3.8 Capitalization and Shareholder Information.
(a) Company Capitalization. The authorized capital stock of Company consists of eight million (8,000,000) shares of Company Common Stock, all of which shares are designated as Company Common Stock. As of the date of this Agreement, there were issued and outstanding 7,000,000 shares of Company Common Stock. All outstanding shares of Company Common Stock (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) to the knowledge of Company, are free and clear of any Liens, and (iii) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the articles of incorporation or bylaws of the Company or any agreement to which the Company or a Company Subsidiary is a party or by which the Company or a Company Subsidiary is bound. As of the date of this Agreement, there are 270,000 shares of Company Common Stock that are subject to outstanding Company Options. Company has delivered to Purchaser or its advisors (or made available for review by Purchaser or its advisors) true and complete copies of the stock option agreements evidencing Company Options and a list of all holders of Company Options which includes the names of such holders, the number of shares of Company Common Stock subject to each Company Option, the outstanding portion of such Company Option, the exercise price, the type of Company Option (incentive or nonqualified) and the date of issuance. Except as set forth above and in Section 3.8(a) of the Company Disclosure Schedule and for the rights created pursuant to this Agreement and the Company Options and other rights disclosed in the preceding sentences, there are no options, warrants, calls, rights, commitments or agreements that are outstanding to which Company is a party or by which it is bound, obligating Company to, or obligating a Company Subsidiary to cause Company to, directly or indirectly, issue, deliver, sell, repurchase, redeem or vote, or cause to be issued, delivered, sold, repurchased, redeemed or voted, any shares of capital stock or other equity securities of the Company, or obligating Company, or a Company Subsidiary to cause Company, directly or indirectly, to grant, or enter into any option, warrant, call, right, commitment or agreement regarding any shares of capital stock or other equity securities of the Company. Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, there are no (i) contracts, commitments or agreements pursuant to which Company or a Company Subsidiary has granted preemptive rights, rights of first refusal, registration rights or similar rights with respect to any shares of capital stock or equity securities of Company, or (ii) contracts, commitments or agreements relating to the voting, purchase, sale or other disposition of Company’s capital stock or equity securities (x) between or among the Company and any other Persons; or (y) to Company’s Knowledge, between or among any of the Company’s shareholders.
(b) Shares and Shareholder Information. Section 3.8(b) of the Company Disclosure Schedule sets forth, as of the date hereof the number of shares of Company Common Stock that each current shareholder of Company holds of record and beneficially.

(c) Subsidiary Capitalization. Section 3.8(c) of the Company Disclosure Schedule sets forth the authorized equity capitalization and outstanding equity interests of each Company Subsidiary. Except as set forth on Section 3.8(c) of the Company Disclosure Schedule and except for the PP&L Spin-Off, all of the outstanding shares of capital stock and other equity securities of each Company Subsidiary are owned of record and beneficially by Company. All outstanding shares of capital stock and other equity securities of each Company Subsidiary (i) are duly authorized, validly issued, fully paid and non-assessable, and (ii) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the articles of incorporation or bylaws of such Company Subsidiary or any agreement to which the Company or a Company Subsidiary is a party or by which the Company or a Company Subsidiary is bound. As of the Closing, all of the outstanding shares of capital stock and other equity securities of each Company Subsidiary (other than PP&L), except to the extent set forth on Section 3.8(c) of the Company Disclosure Schedule and except for the PP&L Spin-Off, will owned of record and beneficially by the Company, free of all Liens. There are no options, warrants, calls, rights, commitments or agreements that are outstanding to which Company or a Company Subsidiary is a party or by which Company or a Company Subsidiary is bound, obligating a Company Subsidiary to, or obligating the Company to cause a Company Subsidiary to, directly or indirectly, issue, deliver, sell, repurchase, redeem or vote, or cause to be issued, delivered, sold, repurchased, redeemed or voted, any shares of capital stock or other equity securities, or obligating any Company Subsidiary, or the Company to cause any Company Subsidiary, directly or indirectly, to grant, or enter into any option, warrant, call, right, commitment or agreement regarding any shares of capital stock or other equity securities of a Company Subsidiary. Except as set forth in Section 3.8(c) of the Company Disclosure Schedule, there are no (i) contracts, commitments or agreements pursuant to which Company or a Company Subsidiary has granted preemptive rights, rights of first refusal, registration rights or similar rights with respect to any shares of capital stock or equity securities of any Company Subsidiary, or (ii) contracts, commitments or agreements relating to the voting, purchase, sale or other disposition of any Company Subsidiary’s capital stock or equity securities (x) between or among the Company or any Company Subsidiary, on the one hand, and any other Person; or (y) to Company’s Knowledge, between or among any other Persons.
(d) Exeter Interest. The Company is the beneficial and record owner of the Exeter Interest. As of the Closing, the Exeter Interest will be owned beneficially and of record by the Company, free of all Liens, except as set forth on Section 3.8(d) of the Company Disclosure Schedule. The Exeter Interest has been duly authorized and validly issued. Except as set forth on Section 3.8(d) of the Company Disclosure Schedule, (i) the Company and the Company Subsidiaries have no contractual obligations to make any capital contributions to Exeter or any responsibility for the liabilities or obligations of Exeter and (ii) there are no contracts, commitments or agreements relating to the voting, purchase, sale or other disposition of the Exeter Interest or any other capital stock or equity securities of Exeter (x) between or among the Company or any Company Subsidiary, on the one hand, and any other Person; and (y) to Company’s Knowledge, between or among any other Persons.
3.9 Absence of Certain Changes. Since December 31, 2009 (the “Company Balance Sheet Date”), the Company and the Company Subsidiaries have conducted their business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, since the Company Balance Sheet Date, except as contemplated by this Agreement or as set forth on Section 3.9 of the Company Disclosure Schedule, (i) no Company Material Adverse Effect has occurred and (ii) there has not been any agreement, condition, action, omission or event which would be proscribed (or require consent from the Purchaser) under Section 5 of this Agreement had it existed, occurred or arisen after the date of this Agreement.

3.10 Absence of Undisclosed Liabilities. Company and the Company Subsidiaries have no obligations or liabilities of any nature (matured or unmatured, fixed or contingent) of the type required to be reflected in or reserved for on a balance sheet, or in the footnotes thereto, in each case prepared in accordance with GAAP, other than: (a) those reflected or reserved for on the Company Balance Sheet or disclosed in the notes thereto; (b) those incurred in the ordinary course of business since the Company Balance Sheet Date which do not arise from any breach of contract, breach of warranty, tort, infringement claim, violation of Law or any claim, action or proceeding of any kind; (c) incurred in connection with this Agreement and the transactions contemplated hereby; (d) incurred at the written request or with the written consent of the Purchaser; or (e) set forth on Section 3.10 of Company Disclosure Schedule.
3.11 Litigation.
(a) There is no private or governmental action, claim, suit, proceeding, arbitration or, to the knowledge of Company, investigation, pending before any Governmental Authority (or, to the knowledge of Company, being threatened in writing or otherwise overtly threatened) against Company, any Company Subsidiary or against any of their respective properties or any of their respective officers, directors or managers (in their capacities as such).
(b) Except as set forth on Section 3.11(b) of the Company Disclosure Schedule, there is no judgment, decree, order, injunction, judgment, order or ruling, determination, finding or writ of any Governmental Authority to which Company, any Company Subsidiary, or any of their respective properties or assets, or any of their respective directors, officers or managers (in their capacities as such), is subject, a party, or bound.
3.12 Restrictions on Business Activities. Except as set forth on Section 3.12 of the Company Disclosure Schedule, there is no settlement or other agreement, judgment, injunction, order or decree binding upon the Company, any Company Subsidiary or any of their respective properties or assets or any of their respective directors, officers or managers (in their capacities as such), or to which any of them is subject or bound, that (x) provides for continuing material liabilities or material obligations on the part of the Company, any Company Subsidiary or any of their respective directors, officers or managers (in their capacities as such), (y) has, or would reasonably be expected to have, the effect of prohibiting or materially impairing (i) the conduct of the Current Company Business by the Company, any Company Subsidiary or any Affiliate thereof, or (ii) the ability of the Company, any Company Subsidiary or any Affiliate thereof to transact business in any market, field or geographical area or with any Person, or (z) provides for the imposition or maintenance of any Liens (other than Permitted Encumbrances) on any of the respective properties or assets of Company, any Company Subsidiary or any Affiliate thereof.
3.13 Intellectual Property.
(a) Section 3.13(a) of the Company Disclosure Schedule sets forth all patents, patent applications, patent and invention disclosures available for filing, mask work and copyright applications and registrations, software and IT Systems, databases, material statutory copyrightable works, domain names, and trademarks (whether or not registered) and trademark applications and registrations which constitute Owned Intellectual Property.

(b) Set forth in Section 3.13(b)(i) of the Company Disclosure Schedule are all Material Contracts of the Company or any Company Subsidiary by which the Company or Company Subsidiary grants rights in or to any Business Intellectual Property or IT Systems to a third party. Set forth in Section 3.13(b)(ii) of the Company Disclosure Schedule are all Material Contracts of the Company or any Company Subsidiary by which the Company or Company Subsidiary receives rights in or to any Business Intellectual Property or IT Systems (other than agreements relating to Off-the-Shelf Software). Section 3.13(b)(iii) of the Company Disclosure Schedule lists all actions or proceedings that have occurred and/or are pending as of the date hereof before the United States Patent and Trademark Office or, to the Company’s Knowledge, before any other Governmental Authority, including, without limitation, any authority parallel to the United States Patent and Trademark Office elsewhere in the world, in all such cases related to any of the owned Intellectual Property. Except as set forth on Section 3.13(b)(iii) of the Company Disclosure Schedule, no action, suit, reissue, reexamination, public protest, interference, arbitration, mediation, opposition, cancellation, Internet domain name dispute resolution or other proceeding (collectively, “Suit”) has been decided, is pending or, to the Company’s Knowledge, has been threatened in writing concerning any claim or position that the Company or any Company Subsidiary has violated any Intellectual Property rights. To the Company’s Knowledge, neither Company nor any Company Subsidiary is violating and has not violated any Intellectual Property rights.
(c) The items set forth in Sections 3.13(a) and 3.13(b) of the Company Disclosure Schedule constitute all of the material Intellectual Property and IT Systems used in and/or necessary to conduct the Current Company Business as conducted by the Company and the Company Subsidiaries, including the design, development, distribution, marketing, manufacture, use, import, license, and sale of the products, technology, and services of the Company and the Company Subsidiaries and the infrastructure, networks, and systems necessary to conduct the same. The completion of the transactions contemplated by this Agreement will not alter or impair the ownership or right of the Company or any Company Subsidiary to use any such material Intellectual Property or IT Systems or any component thereof. Except as set forth in Section 3.13(c) of the Company Disclosure Schedule:
(i) The Company or a Company Subsidiary owns all right, title and interest in and to all of the Owned Intellectual Property, each item of Owned Intellectual Property that is Registered is valid, and subsisting, and the Company or a Company Subsidiary has a license to use all material Third Party Intellectual Property, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances) (except, in the case of Third Party Intellectual Property, as provided pursuant to the terms of such Material Contracts governing such material Third Party Intellectual Property) (it being understood that the foregoing shall not, in any event, be construed as a representation beyond Company’s Knowledge regarding non-infringement, absence of misuse or misappropriation, or similar claim, with respect to the Owned Intellectual Property or the Third Party Intellectual Property);
(ii) No Owned Intellectual Property has been abandoned, canceled or adjudicated invalid (excepting any expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting Company’s or any Company Subsidiary’s rights thereto, and, to the Company’s Knowledge, no Owned Intellectual Property, or any product provided or any service rendered by Company or any Company Subsidiary is alleged to infringe upon or infringes upon, violates, or misappropriates any Intellectual Property or other rights owned or held by any other Person or violates or breaches any term or provision of any agreement with respect to any Third Party Intellectual Property;

(iii) The rights of Company and the Company Subsidiaries in and to all Owned Intellectual Property, and no Owned Intellectual Property is subject to any outstanding Encumbrance (other than Permitted Encumbrances), judgment, ruling, order, writ, decree, stipulation, injunction or determination by or with any Governmental Authority restricting the use of such Owned Intellectual Property;
(iv) To the Company’s Knowledge, there is no infringement or misappropriation of any Business Intellectual Property by any Person; and
(v) Company and the Company Subsidiaries are in material compliance with all applicable Legal Requirements with regards to all Owned Intellectual Property, and Company and the Company Subsidiaries have timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Registered Owned Intellectual Property (including, without limitation, payment of filing, examination, and maintenance fees and proofs of working or use and filing any necessary documents or certificates due as of Closing).
(d) No Suit is pending or has been decided or, to the Company’s Knowledge, threatened or asserted in writing concerning the Owned Intellectual Property, including any Suit concerning a claim or position that the Owned Intellectual Property has been infringed, misappropriated or otherwise violated or is invalid, unenforceable, unpatentable, unregisterable, cancelable, not owned or not owned exclusively by Company or any Company Subsidiary. To the Company’s Knowledge, no valid basis for any such Suits or claims exists.
(e) Company and the Company Subsidiaries have taken all reasonable steps (including measures to protect secrecy and confidentiality and otherwise prevent the disclosure of confidential or sensitive business information) to protect the Company’s and the Company Subsidiaries’ respective right, title and interest in and to, or their respective rights to use (as applicable), all Owned Intellectual Property.
(f) Except as set forth in Section 3.13(f) of the Company Disclosure Schedule, neither Company nor any Company Subsidiary has released, or escrowed for the benefit of others, any Owned Intellectual Property or IT Systems of the Company or a Company Subsidiary, including, without limitation, any source code developed for the Current Company Business by Company or any Company Subsidiary.
(g) Company and the Company Subsidiaries have a policy of requiring all employees, agents, consultants or contractors who have contributed to or participated in the creation, development, improvement or modification of Owned Intellectual Property to assign all of their rights therein to the Company and the Company Subsidiaries, as applicable. To the Company’s Knowledge, no Person (other than the Company and the Company Subsidiaries) has any reasonable basis for claiming any right, title or interest in and to any such Owned Intellectual Property.

(h) The IT Systems used in the operation of the Current Company Business are adequate in all material respects for their intended use and for the operation of the Current Company Business as currently operated and as currently contemplated to be operated, and are in good working condition (normal wear and tear excepted). There has not been any material malfunction with respect to any such IT Systems since January 1, 2008 that has not been remedied or replaced in all material respects. Company and the Company Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures with respect to protecting such IT Systems from viruses, worms, Trojan horses, malicious or unauthorized code, “time bombs,” disabling programs, or similar programs that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of data or software. Company and the Company Subsidiaries have disaster recovery plans, procedures and facilities for the Current Company Business, have taken commercially reasonable steps with respect to safeguarding the IT Systems utilized in the operation of the Business, and have implemented commercially reasonable security patches or upgrades that are generally available to the Company and the Company Subsidiaries for their IT Systems. The term “IT Systems” means computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) used by the Company and the Company Subsidiaries in the conduct of the Current Company Business.
(i) Neither the Company nor any Company Subsidiary owns any IT Systems.
(j) The software included in the Owned Intellectual Property does not contain, and is not derived from, any Public Software (including through any form of the GNU General Public License). Company and the Company Subsidiaries are in compliance with all agreements and other terms and conditions governing the use of Public Software and there exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a breach or default by Company or any Company Subsidiary of such agreements, terms and conditions. Neither Company nor any Company Subsidiary has received any notice of any alleged breach or other violation of any such agreement, term or condition.
(k) Company and the Company Subsidiaries have complied with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information. The use by or on behalf of the Company or the Company Subsidiaries of data and information in connection with the Current Company Business does not infringe or violate the rights of any Person or otherwise violate any applicable Legal Requirements. Neither the Company nor any Company Subsidiary currently has, or formerly had, a privacy policy regarding the collection and use of customer information. To the Company’s Knowledge, no person has gained unauthorized access to or made any unauthorized use of any customer information.

(l) All technical data, computer software and computer software documentation (as those terms are defined under the Federal Acquisition Regulations and the Department of Defense Federal Acquisition Regulations and their supplemental regulations) developed, delivered, or used under or in connection with Government Contracts have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable Legal Requirements and Government Contract terms, if any, have been provided. All disclosures, elections, and notices required by applicable Legal Requirements and contract terms to protect ownership of inventions developed, conceived or first actually reduced to practice under Governmental Contracts have been made and provided. Section 3.13(l) of the Company Disclosure Schedule sets forth all rights any Governmental Authority has to any Owned Intellectual Property.
3.14 Interested Party Transactions. Except for this Agreement, the Non-Competition Agreements, the Consulting Agreement, the Data Center Lease, the Company Employee Plans set forth in Section 3.22(a) of the Company Disclosure Schedule and the transactions contemplated thereby, the employment contracts set forth in Section 3.15(a) of the Company Disclosure Schedule and the transactions contemplated thereby, and the reimbursement of ordinary expenses in the ordinary course of business of the Company and the Company Subsidiaries, Section 3.14(a) of the Company Disclosure Schedule sets forth a complete list of all general categories of transactions (in each case with respect to which maximum aggregate amounts are specified on such Schedule) between the Significant Shareholder or any director, manager, officer or employee of the Company or any Company Subsidiary (or, to Company’s Knowledge, any Family Member or Affiliate of the Significant Shareholder or any such director, manager, officer or employee), on the one hand, and the Company or a Company Subsidiary thereof, on the other hand, since December 31, 2008. Section 3.14(b) of the Company Disclosure Schedule sets forth a true and complete list of all outstanding guarantees and indemnities entered into or issued by or on behalf of any Person (other than Company or any Company Subsidiary) in connection with or for the benefit of the Company or a Company Subsidiary. Neither Company nor any Company Subsidiary is indebted to the Significant Shareholder or any director, manager, officer or employee of the Company or any Company Subsidiary (or, to Company’s Knowledge, any Family Member or Affiliate of the Significant Shareholder or any such director, manager, officer or employee) (except for amounts due for the current period as salaries and bonuses under employment contracts set forth on Section 3.15(a) of the Company Disclosure Schedule or amounts due with respect to routine, current claims under the Company Employee Plans set forth in Section 3.22(a) of the Company Disclosure Schedule and amounts payable in reimbursement of ordinary expenses in the ordinary course of business of the Company and the Company Subsidiaries), and neither the Significant Shareholder nor any such director, manager, officer or employee, nor, to Company’s Knowledge, Family Member or Affiliate thereof, is indebted to the Company or any Company Subsidiary. Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, no holder of Company Common Stock, or Company Options (or, to Company’s Knowledge, any Family Member or Affiliate thereof) (i) except for the Data Center Lease following the PP&L Spin-Off, owns or has any interest in any property (real or personal, tangible or intangible), used in or pertaining to the business of Company or any Company Subsidiary other than as a result of his, her or its ownership of or interest in such Company Common Stock or Company Options, (ii) has any claim or cause of action against the Company or any Company Subsidiary, (iii) owes, together with all amounts owed by such Persons, more than $10,000 to, or is owed, together with all amounts owed to such Persons, more than $10,000 by, the Company or any Company Subsidiary.

3.15 Material Contracts.
(a) Section 3.15(a) of the Company Disclosure Schedule lists all of the Material Contracts in effect as of the date of this Agreement. Company has delivered to Purchaser, or made available to Purchaser or its advisors, a complete and accurate copy of each such Material Contract and all amendments or modifications thereto that exist as of the date of this Agreement.
(b) With respect to each Material Contract, except as set forth on Section 3.15(b) of the Company Disclosure Schedule and except for such Material Contracts that expire by their terms on or prior to the Closing Date, (i) such Material Contract is in full force and effect and constitutes a legal, valid and binding agreement of the Company or a Company Subsidiary and are enforceable in all material respects, and the Company has no Knowledge that any Material Contract is not a legal, valid and binding agreement of any other party thereto, in each case, subject to the effect, if any, of (A) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (B) general principles of equity, regardless of whether asserted in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief); and (ii) (A) neither Company nor any Company Subsidiary is in material breach or material default of such Material Contract and, to Company’s Knowledge, no counterparty to such Material Contract is in material breach or material default of such Material Contract, and (B) no event has occurred that with or without notice or lapse of time would constitute a material breach or material default thereunder by the Company or a Company Subsidiary or, to Company’s Knowledge, any other party thereto. Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, from the Company Balance Sheet Date through the date hereof, (i) neither Company nor any Company Subsidiary has received written notice or, to the Knowledge of the Company, oral notice that any other party to a Material Contract intends, or has threatened, to terminate or not renew any Material Contract or accelerate any material obligations of the Company or any Company Subsidiary under any Material Contract and (ii) neither Company nor any Company Subsidiary has knowingly made any waivers of any rights under any Material Contract that is, or would be reasonably expected to be, materially adverse to the Company or any Company Subsidiary.

(c) “Material Contract” means, as of the date hereof, any contract to which the Company or any Company Subsidiary is a party, or by which any property or asset of the Company or any Company Subsidiary is bound, (i) that is a Customer Contract that provides for payments to or performance by Company or any Company Subsidiary in an amount equal to or in excess of $100,000 per annum or that by its terms provides for, or is reasonably likely to involve $100,000 in the aggregate of future payments over the remaining term of such contract, (ii) upon which the Company or any Company Subsidiary is substantially dependent to conduct its Current Company Business or the absence of which could have a Company Material Adverse Effect, (iii) that is a supplier, vendor or other contract that provides for payments by Company or any Company Subsidiary in excess of $100,000 per annum, or is reasonably likely to involve, $100,000 in aggregate of future payments over the remaining term of such contract and which cannot be terminated by Company or any Company Subsidiary after the Closing in accordance with its terms except upon more than 30 days’ notice without penalty or cost, (iv) that limits or restricts the ability of the Company or any Company Subsidiary (or purports to limit or restrict the ability of any Affiliate thereof) to compete or otherwise to conduct business in any manner or place, (v) is with respect to Debt of the Company or a Company Subsidiary, or is with respect to Debt of another Person and such Debt is secured by properties or assets of the Company or a Company Subsidiary, (vi) that is a lease or similar contract with any Person under which (A) the Company or any Company Subsidiary is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) Company or any Company Subsidiary is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by Company or any Company Subsidiary, in either case of (A) or (B) above, involving payments to or by Company or any Company Subsidiary in excess of, or reasonably expected to be in excess of, $100,000 per annum, or is reasonably likely to involve, $100,000 in aggregate of future payments over the remaining term of such contract, (vii) relates to a joint venture, partnership or teaming agreement involving the Company or any Company Subsidiary (viii) represents a contract for (A) the employment of any director, manager, officer, or employee or a contract providing for benefits or compensation to any director, manager, officer or employee, excluding the Company’s and the Company Subsidiaries’ standard forms of agreements containing nondisclosure provisions entered with their respective employees in their ordinary course of business consistent with past practice or (B) any employee collective bargaining agreement or other labor union contract, (ix) that is a letter of credit or surety, bonding or similar arrangement pursuant to which the Company or any Company Subsidiary secures any of its obligations, including insurance obligations, or that is a reimbursement agreement or indemnification agreement with respect to a letter of credit or surety, bonding or similar arrangement, (x) that is an acquisition and/or disposition agreement (excluding this Agreement), including any option to acquire or sell any assets or properties of any Person (other than purchases or sales of inventory, products or services in the ordinary course of business) with a purchase price over $100,000, (xi) that is a stock purchase, stock subscription, profit sharing, stock option, stock purchase, stock appreciation, phantom equity or other similar agreement, (xii) that provides for indemnification by Company or any Company Subsidiary (to the extent not in respect of the performance by the Company and the Company Subsidiaries of their obligations under contracts to which they are parties for goods or services furnished by them), except for any such contract where the aggregate liability of the Company and the Company Subsidiaries for their indemnification obligations thereunder is not reasonably likely to exceed, in the absence of their breach of their other covenants under such contract, $100,000, (xiii) that is a contract under which the Company or a Company Subsidiary has advanced or loaned an amount to any Person (other than loans made to employees for relocation, travel or other employment-related purposes in each case in the ordinary course of business of the Company and the Company Subsidiaries); (xiv) that is a contract, other than a policy of insurance, for the retention, transfer or sharing of any risk by Company or any Company Subsidiary; (xv) that is a contract with the holder of Company Common Stock, or Company Options (or any Family Member or Affiliate of any such holder); (xvi) that is a contract providing for an express undertaking by the Company or a Company Subsidiary to be responsible for consequential, incidental, exemplary, punitive and other special damages; (xvii) that is a contract not made in the ordinary course of business of the Company and the Companies Subsidiaries that is material to the Current Company Business that is not otherwise required to be disclosed in Section 3.15(a) of the Company Disclosure Schedule; (xviii) that is a Lease; (xix) that is a contract by which the Company or Company Subsidiary (x) grants rights in or to any Business Intellectual Property to a third party or (y) receives rights in or to any Business Intellectual Property (other than agreements relating to Off-the-Shelf Software); or (xx) that is a contract to enter into any of the foregoing.

(d) There are no inactive contracts to which the Company or a Company Subsidiary is a party, or by which any of their respective properties or assets is bound, with respect to any discontinued or divested business unit, or current or former Affiliate, of the Company or any Company Subsidiary in respect of which Company or any Company Subsidiary will, after giving effect to the Closing, have any material liability or obligation.
3.16 Customers and Suppliers. Section 3.16(a) of the Company Disclosure Schedule lists the twenty (20) largest customers of the Company and each Company Subsidiary, taken as a whole, on the basis of revenues collected or accrued for the twelve (12) months ended April 30, 2010. Section 3.16(b) of the Company Disclosure Schedule lists the twenty (20) largest suppliers of the Company and each Company Subsidiary, taken as a whole, on the basis of cost of goods or services purchased or accrued for the twelve (12) months ended April 30, 2010. Except as disclosed in Section 3.16(c) of the Company Disclosure Schedule, (i) since the Company Balance Sheet Date, no such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to the Company or any Company Subsidiary or, to the Knowledge of the Company, has overtly threatened to cease or materially reduce such purchases or sales or provision of services and (ii) neither Company nor any Company Subsidiary is engaged in any material dispute with any such customer or supplier.
3.17 Employees and Consultants. Company has made available to Purchaser a list, as of the date of this Agreement, containing (a) the names of all current employees (including part-time employees and temporary employees), current leased employees, current independent contractors and current consultants of Company and the Company Subsidiaries, and (b) their current respective base salaries or wages, target incentive compensation, dates of employment, unused accrued time off and title. Except as provided in Section 3.17 of the Company Disclosure Schedule, (i) all employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any amounts being owed to such individual other than as required under applicable Legal Requirements, (ii) Company’s and Company Subsidiaries’ relationships with all individuals who act on their own as independent contractors, consultants or other service providers to Company or the Company Subsidiaries can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination, and (iii) no employee is on disability or other leave of absence.

3.18 Title to Property. Company and the Company Subsidiaries have good, valid, marketable and exclusive title to, or otherwise have valid leasehold interests in, all tangible material personal property or assets used or necessary to conduct the Current Company Business, in each case free and clear of all Liens, except for the following (collectively, “Permitted Encumbrances”): (i) Liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings or that are otherwise not material and for which adequate reserves have been made in accordance with GAAP; (ii) Liens set forth on Section 3.18 of the Company Disclosure Schedule securing Company Debt reflected on the Company Balance Sheet; (iii) statutory or common law Liens to secure obligations to landlords, lessors or renters under leases or rental agreements not delinquent or in default; (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; and (v) statutory or common law Liens and similar Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims not yet due and payable for labor, materials or supplies. Such properties and assets are in good condition and repair (subject to routine maintenance and repair for similar assets of like age and to normal wear and tear in ordinary usage), reasonably fit for their particular purpose, and are usable in the ordinary course of business of Company and the Company Subsidiaries, consistent with past practice. Since December 31, 2008, there has not been any significant interruption in the operation of the businesses of Company and the Company Subsidiaries due to inadequate maintenance of any such property or assets.
3.19 Real Estate.
(a) Section 3.19(a) of the Company Disclosure Schedule contains a true, correct and complete list of each parcel of real property leased, utilized and/or operated by Company or any Company Subsidiary under any lease-type arrangement (collectively, “Company’s Facilities”).
(b) All leases for real property (each, a “Lease” and collectively, “Leases”) to which the Company or a Company Subsidiary is a party are in full force and effect and are binding and enforceable against such party and, to the Company’s Knowledge, against the lessors thereof, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True, correct and complete copies of all such Leases, as amended or modified, have been delivered to Purchaser or its advisors (or have been made available for review by Purchaser or its advisors).
(c) Subject to the terms of the Leases, the Company or a Company Subsidiary, as applicable, has a valid leasehold estate, free and clear of all Liens (other than Permitted Encumbrances), in and the right to quiet enjoyment of each of the Company’s Facilities for the full term of the Leases relating thereto.
(d) Except as set forth on Section 3.19(d) of the Company Disclosure Schedule, neither Company nor any Company Subsidiary owns, or has owned, any real property.
(e) With respect to the Leases, neither Company nor any Company Subsidiary is in material default under the terms thereof; and, to the Company’s Knowledge, no lessor is in material default under any of the terms of the Leases.
(f) Neither Company nor any Company Subsidiary has received written notice of any condemnation proceedings, lawsuits or administrative actions relating to any of the Company’s Facilities.

(g) Neither Company nor any Company Subsidiary has received written notice that the use or occupancy of any of the Company’s Facilities violates in any material respect any covenants, conditions or restrictions that encumber such property, or that any such property is subject to any restriction for which any Permits necessary to the current use thereof have not been obtained.
(h) There are no subleases, licenses, concessions or other agreements granting to any Person (other than the Company or a Company Subsidiary) the right of use or occupancy of any portion of any of the Company’s Facilities.
(i) There is not pending or, to the Company’s Knowledge, threatened in writing any (i) zoning application or proceeding, (ii) condemnation, eminent domain or taking proceeding, (iii) tax certiorari proceeding or other tax contest or dispute, or (iv) other claim, action or proceeding or other similar matter relating to any of the Company’s Facilities, or portion of either thereof or interest therein that would adversely affect in any material respect the ownership, use, occupancy or value thereof.
(j) Each of the Company’s Facilities (i) has adequate rights of access to dedicated public ways and adequate utility service, (ii) is in good order and repair, (iii) to Company’s Knowledge, is currently operating in all material respects in conformity with all applicable standards and requirements of relating to each of the Company’s Facilities and (iv) is otherwise adequate in all material respects for the conduct of the business as currently carried out thereon.
(k) Set forth on Section 3.19(k) of the Company Disclosure Schedule is a true, correct and complete list of each certificate of occupancy for the improvements located on each of the Company’s Facilities. True, complete and correct copies of each such certificate of occupancy and all amendments thereto have been delivered to Purchaser. All necessary occupancy and other certificates and permits, municipal and otherwise, for the lawful use and occupancy of each of the Company’s Facilities have been issued and remain valid. All notes or notices of violation of any Laws against or affecting any of the Company’s Facilities have been or are being complied with in all material respects. There are no outstanding correcting work orders from any Governmental Authority or any insurance company, with respect to any of the Company’s Facilities.
3.20 Environmental Matters.
(a) The following terms shall be defined as follows:
(i) “Environmental Claim” means any and all written complaints, summons, citations, directives, orders, claims, litigation, investigations, notices of violation, judgments, administrative, regulatory or judicial actions, suits, demands or proceedings, or written notices of noncompliance or violation by any Governmental Authority or Person involving or alleging potential liability arising out of or resulting from any violation of any Environmental Law or the presence or Release of Hazardous Material at, onto, from, beneath or otherwise relating to: (i) any of the Company’s Facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any Company Subsidiary or any predecessor in interest; (ii) adjoining properties or businesses; or (iii) any facilities which received Hazardous Materials generated by Company or any Company Subsidiary, the Current Company Business or any predecessor in interest.

(ii) “Environmental Laws” shall mean any applicable Legal Requirements that regulate the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that regulate the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, or recycling of Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”).
(iii) “Environmental Liability” means all liabilities, monetary obligations, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, natural resource damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigations and feasibility studies), fines, penalties, sanctions an d interest incurred as a result of any claim or demand by any governmental authority or any third party, and which relate to any environmental condition, violation or alleged violation of Environmental Laws or Releases of Hazardous Materials at, onto, from, beneath or otherwise relating to (i) any of the Company’s Facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any Company Subsidiary, the Current Company Business or any predecessor in interest; (ii) adjoining properties or businesses; or (iii) any facilities which received Hazardous Materials generated by Company or any Company Subsidiary, the Current Company Business or any predecessor in interest.
(iv) “Environmental Permits” means any permit, registration, certificate, qualification, approval, identification number, license and other authorization required under or issued pursuant to any applicable Environmental Law or otherwise required by any applicable Governmental Authority.
(v) “Hazardous Materials” shall include any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” or “contaminant. The term “Hazardous Materials” shall include any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos containing materials any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.
(vi) “Release” shall means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.

(vii) “Remedial Action” means all actions required by Environmental Laws taken, or any actions reasonably expected to be advisable or necessary to comply with Environmental Laws taken, to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities or (iv) any other actions required by any Environmental Law or governmental authority.
(b) Except as set forth in Section 3.20 of the Company Disclosure Schedule:
(i) the Company, the Company Subsidiaries, the Current Company Business and the Company’s Facilities, and any other facilities owned or operated by the Company or the Company Subsidiaries, are in material compliance with all applicable Environmental Laws and the Company and the Company Subsidiaries possess and are in material compliance with those material Environmental Permits required for the Current Company Business and to operate the Company’s Facilities and any other facilities owned or operated by them;
(ii) to the Company’s Knowledge, there has been no Release at any of the Company’s Facilities or any other facilities currently or formerly owned or operated by Company or any Company Subsidiary or, to the Company’s Knowledge, any predecessor in interest, in material violation of Environmental Laws;
(iii) no Environmental Claims are pending or threatened against the Company, any Company Subsidiaries, any of the Company’s Facilities or, to Company’s Knowledge, any predecessor in interest or any facilities that may have received Hazardous Materials generated by Company or any Company Subsidiary, the Current Company Business or any predecessor in interest;
(iv) neither Company nor any of the Company Subsidiaries nor any of the Company’s Facilities nor, to the Company’s Knowledge, any predecessor in interest is a party to a contract or otherwise has assumed contractual obligations that may require the Company or any Company Subsidiary to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person for or against any Environmental Liabilities that are reasonably expected to constitute material obligations or liabilities of the Company and the Company Subsidiaries; and
(v) to the Company’s Knowledge, none of the Company’s Facilities, or any other facility currently or previously owned or operated by the Company, any Company Subsidiary or, to Company’s Knowledge, any predecessor in interest, contains an active or inactive incinerator, lagoon, landfill, septic system, wastewater treatment system, underground storage tank, friable asbestos or friable asbestos-containing material, or polychlorinated biphenyls in violation of Environmental Laws.

(c) The Company has made available to the Purchaser true and complete copies of all environmental reports, studies, or investigations (and true and complete copies of all material correspondence) regarding (i) any Environmental Liabilities of or any Environmental Claim asserted against the Company, any Company Subsidiary, any of the Company’s Facilities, the Current Company Business, or any predecessor in interest; or (ii) any environmental conditions at any of the Company’s Facilities or any property or facility currently or formerly owned, leased, operated or otherwise used by Company or any Company Subsidiary or any predecessor in interest, which are in possession of Company, any Company Subsidiary, the Significant Shareholder, the Holders’ Agent, or any of their respective agents.
3.21 Taxes. Except as set forth in Section 3.21 of the Company Disclosure Schedule:
(a) Company and the Company Subsidiaries have timely and properly filed all Tax Returns that they were required to file (taking into account all applicable extensions to file any such Tax Return) and paid all Taxes shown on such filed Tax Returns as owing (except to the extent such amounts are being contested in good faith by the Company and the Company Subsidiaries and are properly reserved for on the books or records of the Company and the Company Subsidiaries). All Taxes payable on or before the date hereof by or on behalf of the Company and the Company Subsidiaries have been fully and timely paid.
(b) Any unpaid Taxes of the Company and the Company Subsidiaries (i) as of the Company Balance Sheet Date did not materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns.
(c) Since the Company Balance Sheet Date, the Company and the Company Subsidiaries have not incurred any liabilities for Taxes outside of the ordinary course of business consistent with past practice.
(d) Company and the Company Subsidiaries have complied with all applicable requirements relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(e) Section 3.21(e) of the Company Disclosure Schedule lists all federal, state, local, and foreign Tax Returns filed with respect to the Company and the Company Subsidiaries for taxable periods ended after December 31, 2006, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Company and the Company Subsidiaries have delivered or made available to Purchaser or to Purchaser’s representative true, complete and correct copies of all US federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to, by or on behalf of the Company or any Company Subsidiary, after December 31, 2006.

(f) Neither Company nor any Company Subsidiary has received from any Governmental Authority any notice regarding any contemplated or pending audit, examination or other administrative or court proceeding involving Taxes imposed thereon.
(g) No extension of time with respect to any date on which a Tax Return was required to be filed by Company or any Company Subsidiary that extends such date beyond the date hereof is in force, and no waiver or agreement by Company or any Company Subsidiary is in force for the extension of time for the payment, collection or assessment of any Taxes beyond the date hereof (other than in connection with extensions of time for filing Tax Returns). Neither Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(h) Neither Company nor any Company Subsidiary is subject to Tax by any Governmental Authority in a jurisdiction where such Person does not file Tax Returns. Neither Company nor any Company Subsidiary has been notified by any Governmental Authority regarding any proposed, asserted or assessed deficiency for any Tax imposed on the Company or the Company Subsidiaries which was not settled or paid.
(i) There are no liens for Taxes on any asset of Company or any Company Subsidiary other than liens for Taxes not yet due and payable.
(j) Neither Company nor any Company Subsidiary is a party to or bound by any Tax allocation, Tax sharing or Tax indemnification agreement. For the purposes of this Section 3.21(j), the following agreements and contracts shall be disregarded: (i) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by Company or any Company Subsidiary and (ii) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business consistent with past practice.
(k) Neither Company nor any Company Subsidiary (i) has been included in an affiliated group (as defined in Section 1504 of the Code) or (ii) has liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
(l) Neither Company nor a Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
(m) Neither Company nor any Company Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) or (ii) any amount would result in an excise Tax to the recipient of any such payment under Section 4999 of the Code.

(n) Each of Company and the Company Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.
(o) Neither Company nor any Company Subsidiary is or ever has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(p) Neither Company nor any Company Subsidiary has been, or will be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending on or after the Closing Date as a result of (A) any change in method of accounting for a Tax period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (B) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (C) any deferred intercompany gain or any excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (D) any installment sale or open transaction disposition made on or prior to the Closing Date; (E) any prepaid amount received on or prior to the Closing Date; or (F) the application of Section 263A of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) with respect to a Tax period ending on or prior to the Closing Date.
(q) No power of attorney currently in force has been granted by Company or any Company Subsidiary relating to Taxes.
(r) No property of Company or any Company Subsidiary is “tax exempt use property” within the meaning of Section 168(h) of the Code.
(s) Company has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 (and under similar provisions of applicable state or local law) at all times since its initial incorporation, and will be an S corporation up to and including the Closing Date. Except for the transactions contemplated by this Agreement, neither Company nor Significant Shareholder has taken or will take (prior to the Closing) any action that would cause Company to lose its status as an S corporation as defined in Sections 1361 and 1362 of the Code (and under similar provisions of applicable state or local law). Company has not, in the past ten (10) years, (i) acquired assets from another corporation in a transaction in which the Tax basis of Company for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation which is a qualified subchapter S subsidiary.

(t) Neither Company nor any Company Subsidiary has participated in any “listed transactions” or “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4.
(u) Each Company Subsidiary is treated as a partnership or a disregarded entity for U.S. federal income Tax purposes.
3.22 Employee Benefit Plans.
(a) Employee Plans. Section 3.22(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation (other than the payment of regular wages and salary and other payroll practices and arrangements), retirement, deferred compensation, loans, severance, relocation, repatriation, expatriation, visas, work permits, performance awards, bonus, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, welfare benefits (including medical, dental, life and disability insurance and self-insured benefits), cafeteria benefits or other benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is sponsored, maintained, contributed to, or required to be contributed to by Company or a Company Subsidiary and/or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Company or a Company Subsidiary within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), for the benefit of any person who performs or who has performed services for Company, a Company Subsidiary or an ERISA Affiliate or with respect to which Company, a Company Subsidiary or any ERISA Affiliate has any liability or obligation (collectively, the “Company Employee Plans”).
(b) Documents. Company has delivered to Purchaser or its advisors (or made available for review by Purchaser or its advisors) true and complete copies to the extent currently effective of each of the Company Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests for the most current plan year, standard COBRA forms and related notices, registration statements and prospectuses. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, Company has made available for review by Purchaser or its advisors copies of the Form 5500 reports filed for the two most recent plan years for which such report is completed and available. Company has made available for review by Purchaser or its advisors the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and to the Knowledge of the Company nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.

(c) Compliance. Each Company Employee Plan is being, and has been, administered in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code and any Legal Requirements of foreign jurisdictions, if applicable). Neither Company, nor any Company Subsidiary, nor any ERISA Affiliate is in material default under or material violation of, and has no knowledge of any material default or material violation by any other party to, any of the Company Employee Plans. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. None of the Company Employee Plans promises or provides, and neither Company nor any Company Subsidiary nor any ERISA Affiliate is required to provide, retiree medical or other retiree welfare benefits to any person, except as may be required by COBRA or other applicable law or regulation. Neither Company, nor any Company Subsidiary, nor any ERISA Affiliate has engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Company’s Knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Company Employee Plan. Neither Company, nor any Company Subsidiary, nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plan. All contributions required to have been made and premiums required to be paid by Company, any Company Subsidiary or any ERISA Affiliate to any Company Employee Plan as of the date of this Agreement have been timely paid or accrued. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor to the Company’s Knowledge, has any event described in Section 4062, 4063 or 4041 of ERISA occurred. Each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true, correct and complete in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of the Company is threatened in writing or otherwise overtly threatened in communication with Company or any Company Subsidiary, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans).
(d) No Title IV or Multiemployer Plan. Neither Company, nor any Company Subsidiary, nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code or any multiple employer plan (as defined in Section 413(c) of the Code). Neither Company, nor any Company Subsidiary, nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) COBRA, FMLA, HIPAA, Cancer Rights. With respect to each Company Employee Plan, each of Company and the Company Subsidiaries is in material compliance with, or has employed a third party administrator that to the Knowledge of the Company is in material compliance with, (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998. Neither Company nor any Company Subsidiary has any material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage extension or continuation.
(f) Effect of Transaction. Except as provided in Section 3.22(f) of the Company Disclosure Schedule, the consummation of the Merger (either alone or in combination with any other subsequent event) will not (i) entitle any current or former employee or other service provider of Company, any Company Subsidiary or any ERISA Affiliate to severance benefits or any other payment (including golden parachute, bonus or benefits under any Company Employee Plan), except as expressly provided in this Agreement; or (ii) accelerate the time of payment, funding or vesting of any such benefits or increase the amount of compensation due any such employee or service provider, except as expressly provided in this Agreement. No benefit payable or that may become payable by Company or any Company Subsidiary pursuant to any Company Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code.
(g) Plan Amendment and Termination; Code Section 409A. Except for the Change in Control Agreements, neither Company nor any Company Subsidiary nor any ERISA Affiliate is subject to any legal obligation to continue any Company Employee Plan either before or after the Effective Time and any Company Employee Plan may be amended or terminated without the consent of any employee or beneficiary without incurring any material liability other than in connection with claims accrued prior to the date of such amendment or termination. Each Company Employee Plan that is a nonqualified deferred compensation plan subject to Code Section 409A has been operated in material compliance with Code Section 409A and compliance of each such Company Employee Plan with Code Section 409A will not be adversely affected by any payments triggered as a result of the consummation of the transaction contemplated by this Agreement
(h) Self-Insured Plans. Except as provided in Section 3.22(h) of the Company Disclosure Schedule, with respect to each Company Employee Plan which is self-insured by Company, any Company Subsidiary or any ERISA Affiliate, Company, the Company Subsidiary or the ERISA Affiliate, as applicable, has established a trust fund or other funded account or established a reserve on its financial statements that is sufficient to pay all of the obligations under such Company Employee Plan to which participants and beneficiaries have a legal right.

3.23 Employee Matters. Company and the Company Subsidiaries are and have been in material compliance with all currently applicable Legal Requirements respecting terms and conditions of employment, employment and employment practices, and wages and hours, including without limitation the Fair Labor Standards Act, the Service Contract Act, the Immigration Reform and Control Act, the Worker Adjustment and Restraining Notification Act, any such laws respecting employment discrimination, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, employee or labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. Each person who provides services to Company, any Company Subsidiary or any ERISA Affiliate is properly classified with respect to employment status for all purposes and with respect to all applicable Legal Requirements, including the Fair Labor Standards Act, the Company Employee Plans, human resource purposes and tax purposes. There is no litigation, claim, proceeding or, to the Company’s Knowledge investigation, pending or being threatened in writing or otherwise overtly threatened, against Company or any Company Subsidiary by current or former employees or by any Governmental Authority with respect to employment matters. Neither Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract, nor, to the Company’s Knowledge, are there any activities or proceedings of any labor union to organize the employees of the Company or any Company Subsidiary.
3.24 Insurance. Section 3.24 of the Company Disclosure Schedule contains a true and complete list of all insurance policies (by policy number, insurer, expiration date and type and amount of coverage) held by Company or any Company Subsidiary (the “Company Insurance Policies”). The Company Insurance Policies will not terminate or lapse by reason of any of the transactions contemplated by this Agreement. The Company Insurance Policies, (i) to the knowledge of the Company, in light of the Current Company Business, are in amounts and have coverages that are reasonable and customary for Persons engaged in similar businesses and operations and (ii) are in amounts and have coverages as required by applicable Legal Requirements and any Customer Contract to which the Company or a Company Subsidiary is a party or by which the Company or a Company Subsidiary is bound. As of the date of this Agreement, there is no material claim pending under any of the Company Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters thereof. Company and the Company Subsidiaries are in compliance in all material respects with the terms of the Company Insurance Policies (including, but not limited to, the timely payment of all premiums due thereunder). To the knowledge of the Company, as of the date of this Agreement, there is no threatened termination of, or material premium increase with respect to, any of the Company Insurance Policies. All of the Company Insurance Policies are legal, valid and binding and in full force and effect; no notice of cancellation or termination has been received by Company or any Company Subsidiary with respect to any Company Insurance Policy; and, to Company’s Knowledge, no event has occurred that would constitute a breach or default thereunder or permit termination or modification of any Company Insurance Policy.

3.25 Compliance With Laws. Other than with respect to laws referenced in the Sections 3.13 (Intellectual Property), 3.20 (Environmental Matters), 3.21 (Taxes), and 3.22 (Employee Benefit Plans), which Sections shall govern the Company’s representations and warranties as to compliance with the Laws with respect to the intellectual property matters, environmental matters, Tax matters, and employee benefit matters that are the respective subject matter of such Sections, Company and the Company Subsidiaries have been (and the Current Company Business has been conducted) in material compliance with all applicable Laws, and Company and the Company Subsidiaries are in (and the Current Company Business is being conducted in) material compliance with all applicable Laws. Neither Company nor any Company Subsidiary has received any written notice of any violation by Company or any Company Subsidiary of any material applicable Laws, and neither Company nor any Company Subsidiary has been charged with the violation of any material applicable Laws.
3.26 Brokers’ and Finders’ Fees. Except for KippsDeSanto & Co., whose fees and expenses will constitute Specified Transaction Expenses, no broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with the Merger, this Agreement or any transaction contemplated hereby based upon arrangements made by the Company, any Company Subsidiary, the Significant Shareholder or any of their respective Affiliates or Family Members.
3.27 Certain Payments.
(a) Neither Company nor any director, manager or officer of Company or any Company Subsidiary, nor, to Company’s Knowledge, any agent, employee or any other Person acting for or on behalf of Company or any Company Subsidiary, has directly or indirectly, (i) used any funds or assets for unlawful contributions, gifts, gratuities, entertainment, or other unlawful expenses in connection with the business of the Company or any Company Subsidiary or otherwise related to political activity; (ii) made, offered, or promised any unlawful payment, contribution or rebate, or given, offered, or promised any unlawful gift, similar benefit or anything of value, regardless of form, whether in money, property or services, to officials or employees of any Governmental Authority (or to any officials or employees of any political party or candidate for political office), or to any other Person who was (at the time such payment, contribution, gift, benefit or other item of value was made, given, offered or promised) in a position to help or hinder the business of the Company or any Company Subsidiary; (iii) made any other similar unlawful payment, contribution, rebate, or gift, or given any other similar benefit or item of value, regardless of form, whether in money, property or services; (iv) been, at any time during the past five (5) years, the subject of any bribery, influence peddling, improper contribution or anti-kickback investigation by any Governmental Authority; or (v) violated in any respect any applicable money laundering or anti-terrorism law or regulation, the FCPA, or any applicable Law of similar effect.

(b) To Company’s Knowledge, no Person has alleged, or overtly threatened to make allegations that, Company or any Company Subsidiary or any director, manager or officer of Company or any Company Subsidiary, or any agent, employee or any other Person acting for or on behalf of Company or any Company Subsidiary, has directly or indirectly, (i) used any funds or assets for improper contributions, gifts, gratuities, or entertainment in connection with the business of the Company or any Company Subsidiary or otherwise related to political activity; (ii) made, offered, or promised any improper payment, contribution or rebate, or given, offered, or promised any improper gift, similar benefit or anything of value, regardless of form, whether in money, property or services, to officials or employees of any Governmental Authority (or to any officials or employees of any political party or candidate for political office), or to any other Person who was (at the time such payment, contribution, gift, benefit or other item of value was made, given, offered or promised) in a position to help or hinder the business of the Company or any Company Subsidiary.
(c) Company has made available to Purchaser true, correct and complete copies of Company’s and the Company Subsidiaries’ respective written codes of business conduct and ethics (and any similar statements, documents or policies), as in effect at any time since January 1, 2008 and a written summary of the approximate dates of all group training sessions conducted by or on behalf of Company and the Company Subsidiaries with respect to such codes (and any similar statements, documents or policies) and a complete and accurate written list of the names of the current employees of the Company and the Company Subsidiaries who have attended such sessions.
3.28 Minute Books. The minute books of Company and the Company Subsidiaries have been made available for review by Purchaser or its advisors and contain a materially complete and accurate summary of all meetings of directors, managers, committees (or similar bodies) and shareholders, members or actions by written consent since the time of incorporation of each such Person through the date of this Agreement.
3.29 Complete Copies of Materials. Each document that the Company has delivered to Purchaser (or made available for review by Purchaser), other than any document that has been redacted (as to which a reasonably detailed summary of such redacted items has been so delivered or made available), is to the Company’s Knowledge, a true, correct and complete copy of each such document.

3.30 Government Contracts.
(a) With respect to each and every Government Contract or bid or proposal which, if accepted or successful, would result in a Government Contract (a “Government Bid”): (i) the Company and the Company Subsidiaries have complied with all material terms and conditions of such Government Contract or Government Bid, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Legal Requirement therein; (ii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract or Government Bid were complete and correct in all material respects as of the dates made, and the Company and the Company Subsidiaries have complied in all material respects with all such representations and certifications; (iii) all Cost or Pricing Data (as defined in Federal Acquisition Regulation (“FAR”) § 15.401) and other information submitted by Company or any Company Subsidiary in support of the negotiation of Government Contracts or Government Bids, or modifications thereto, or in support of invoicing or requests for payments thereunder, was, as of the date of price, agreement, invoice or payment submission, current, accurate and complete in all material respects and in material compliance with all applicable Legal Requirements; (iv) neither the U.S. Government nor any other Governmental Authority nor any prime contractor, subcontractor or other Person has notified the Company or any Company Subsidiary, either in writing or, to the Company’s Knowledge, orally, that the Company or Company Subsidiary has breached or violated any Legal Requirement, certification, representation, clause, provision or requirement pertaining to such Government Contract or Government Bid, including, but not limited to, the Service Contract Act, the Contract Disputes Act, the False Claims Act, the Truth in Negotiations Act, the Defense Base Act, and the Procurement Integrity Act; (v) (A) no Government Contract has been terminated for default in the past ten (10) years (or otherwise been terminated in the past five (5) years) and (B) neither Company nor any Company Subsidiary has been notified in writing or, to the Company’s Knowledge, orally by the U.S. Government, any other Governmental Authority, any prime contractor, subcontractor or any other Person that any such Government Contract has been terminated, or that any such Person intends to terminate any such Government Contract, for any reason, nor has the Company or any Company Subsidiary received any cure, default or similar notice or show cause notice pertaining to any such Government Contract or Government Bid; (vi) no written adverse past performance evaluation or other written negative past performance information (including, but not limited to, a Government Contract suspension, written threat of Government Contract suspension, or Government Contract cure, default or similar notice or show cause notice) has been received by Company or any Company Subsidiary with respect to any Government Contract that has not been resolved to the written satisfaction of the counterparty to such Government Contract; (vii) to the Company’s Knowledge, no money due to the Company or any Company Subsidiary pertaining to such Government Contract or Government Bid has been withheld or offset nor has any claim been made in writing to withhold or offset money; (viii) to the Company’s Knowledge, there are no reports resulting from financial contract audits or other investigations by the U.S. Government or any other Governmental Authority officials that conclude that the Company or any Company Subsidiary engaged in overcharging or other defective pricing practices or in other practices in violation of the FAR or similar applicable Legal Requirements; (ix) neither Company nor any Company Subsidiary has received written or oral notification of cost, schedule, technical or quality problems that could reasonably be expected to result in claims against Company or a Company Subsidiary (or any successors in interest) by the U.S. Government, any other Governmental Authority, a prime contractor or a higher-tier subcontractor; (x) the Government Contracts have been legally awarded, and no Government Contracts or Government Bids are currently the subject of bid or award protest proceedings, and no bid or award protest has been threatened in writing to be filed, or, to the Company’s Knowledge, otherwise threatened to be filed; and (xi) no Person has notified the Company or any Company Subsidiary that the U.S. Government, any other Governmental Authority, prime contractor or higher-tier subcontractor under any Government Contract intends to seek Company’s or a Company Subsidiary’s agreement to lower rates under any of the Government Contracts or Government Bids, including but not limited to any task order under any Government Bid. Section 3.30(a) of the Company Disclosure Schedule lists all active Government Contracts, and with respect to each such listed Government Contract, Section 3.30(a) accurately lists: (A) the contract name; (B) the contract start date; (C) the customer; (D) the contract end date; and (E) whether the Government Contract is premised on Company’s or Company Subsidiary’s small business status, small disadvantaged business status, protégé status, women-owned business, service disabled veteran owned business, veteran owned business, or other preferential status, including, without limitation, under Section 8(a) of the Small Business Act. Section 3.30(a) of the Company Disclosure Schedule also separately lists any active Government Contract entered into after the Company or any Company Subsidiary represented to the U.S. Government or other Governmental Authority that issued such Government Contract that the Company or such Company Subsidiary had small business status, small disadvantaged business status, protégé status, women-owned business, service disabled veteran owned business, veteran owned business, or other preferential status, whether or not the award of each such Government Contract was premised on any such preferential status.

(b) Except as set forth on Section 3.30(b) of the Company Disclosure Schedule, neither the Company or any Company Subsidiary nor, to the Company’s Knowledge, any of their respective directors, managers, officers, employees, agents, or consultants is (or during the last three years has been) under administrative, civil or criminal investigation, indictment or information by any Governmental Authority, or any audit or investigation of the Company or Company Subsidiary with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid. During the last three years, neither Company nor any Company Subsidiary have conducted or initiated any formal internal investigation or made a voluntary disclosure to the U.S. Government or any other Governmental Authority with respect to any alleged material irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.
(c) Except as set forth in Section 3.30(c) of the Company Disclosure Schedule, in the past three (3) years, neither Company nor any Company Subsidiary has engaged in any conduct that would reasonably be expected to create in any Government Contract an “Organizational Conflict of Interest” (as defined in FAR Subpart 9.5).
(d) There exist no outstanding material disputes with the Company or any Company Subsidiary, either by the U.S. Government or any other Governmental Authority or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Government Contract or Government Bid. None of the Company or any Company Subsidiary has any interest in any pending or potential material claim against the U.S. Government or any other Governmental Authority or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid.
(e) The accounting systems of Company and the Company Subsidiaries meet the requirements of the FAR in all material respects. Section 3.30(e) of the Company Disclosure Schedules lists and identifies each audit report, including without limitation reports issued by the Defense Contract Audit Agency and any inspector general, and each notice of cost disallowance received by Company or any Company Subsidiary since January 1, 2006 relating to any Government Contract or Government Bid (true, correct and complete copies of which have been provided to the Purchaser). Since January 1, 2006, no cost in excess of $10,000 or similar group, type or class of costs in excess of $10,000 in the aggregate and which was incurred or invoiced by Company or any Company Subsidiary on any active Government Contract has been disallowed or otherwise been the subject of a formal dispute. Neither Company nor any Company Subsidiary has incurred any material costs on any active cost-reimbursable Government Contract that are not “allowable” costs pursuant to FAR § 31.201-2 (48 CFR § 31.201-2) or any other applicable Legal Requirement. The reserves established by Company or any Company Subsidiary with respect to possible adjustments to the indirect and direct costs incurred by such Person on any active Government Contract are reasonable and are adequate to cover any potential adjustments resulting from audits of any such Government Contract.

(f) To the Knowledge of Company, no Government Contract has incurred or currently projects losses or cost overruns in an amount exceeding $50,000.
(g) Except as set forth in Section 3.30(g) of the Company Disclosure Schedule, neither Company nor any Company Subsidiary has assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any account receivable relating thereto, whether as a security interest or otherwise.
(h) Except as set forth in Section 3.30(h)(i) of the Company Disclosure Schedule, neither Company nor any Company Subsidiary has violated any United States or foreign import or export laws or regulations, or been the subject of an investigation or other inquiry by any the U.S. Government or any other Governmental Authority. Except as set forth in Section 3.30(h)(ii) of the Company Disclosure Schedule, neither Company nor any Company Subsidiary has been subject to civil or criminal penalties imposed by the U.S. Government or any other Governmental Authority, or made a voluntary disclosure with respect to violations or alleged violations of said laws or regulations. Except as set forth in Section 3.30(h)(iii) of the Company Disclosure Schedule, Company and the Company Subsidiaries (and the Current Company Business) have complied in all material respects with, and are in compliance in all material respects with, all export control Laws and all U.S. Anti-Boycott Laws.
(i) Neither Company nor any Company Subsidiary, nor, to the Company’s knowledge, any of their respective Affiliates, directors, managers, officers, employees, or agents, or any “Principal” (as defined in FAR 52.209-5) of the Company or any Company Subsidiary, is or has been the subject of a debarment, suspension or exclusion from participation in programs funded by any Governmental Authority or in the award of any Government Contract, nor are any of them listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs (“Listing”), nor, to the Company’s knowledge, has any such debarment, suspension or exclusion proceeding or proposed Listing been initiated in the past seven (7) years. Neither Company nor any Company Subsidiary has received a written determination by a Governmental Authority that the Company or a Company Subsidiary is non-responsible or ineligible for award of a Government Contract within the past seven (7) years. To Company’s knowledge, no circumstances exist that would be reasonably expected to warrant the institution of suspension or debarment proceedings against Company or any Company Subsidiary, or any of the respective Affiliates, directors, managers, officers or employees of the Company or any Company Subsidiary, or any Principal of the Company or any Company Subsidiary, in connection with the performance of duties for or on behalf of Company, any Company Subsidiary or any of their respective Affiliates.

(j) The appropriate employees of Company and the Company Subsidiaries possess all United States Government security clearances required to perform the applicable Government Contracts of the Company or any Company Subsidiary (“Security Clearances”) and Company and the Company Subsidiaries possess all facility security clearances required to perform the applicable Government Contracts of the Company or any Company Subsidiary (“Facility Security Clearances”) and (i) the subcontractor(s) and independent contractor(s) of Company and the Company Subsidiaries possess all necessary security clearances required to perform the applicable Government Contracts of the Company or any Company Subsidiary; (ii) except to the extent disclosure thereof is prohibited by applicable Legal Requirements, Section 3.30(j) of the Company Disclosure Schedule sets forth a true and complete list of all Facility Security Clearances (by category only) held by Company or any Company Subsidiary and all personnel Security Clearances held by the employees of the Company or any Company Subsidiary to the extent held or required in connection with the conduct of the business of the Company or any Company Subsidiary. The clearances set forth on Section 3.30(j) of the Company Disclosure Schedule are all of the Facility Security Clearances and personnel Security Clearances reasonably necessary to conduct the current business of Company and the Company Subsidiaries, all such Security Clearances and Facility Security Clearances are valid and in full force and effect, and Company and the Company Subsidiaries are in compliance with all material requirements of the National Industrial Security Program Operating Manual.
(k) Section 3.30(k) of the Company Disclosure Schedule sets forth for those Government Contracts which collectively comprise at least 97% of the revenue of the Company and the Company Subsidiaries for the twelve months ended June 30, 2010, the dollar amount of funded backlog and unfunded backlog of Company and the Company Subsidiaries, as the case may be, thereunder as of such date (calculated by the Company consistent with past practice) and the name of the customer. All of the Government Contracts constituting the backlog of the Company or any Company Subsidiary (i) were entered into in the ordinary course of business of Company and the Company Subsidiaries consistent with past practice and (ii) for such contracts, management of the Company believes in good faith that such Government Contracts are capable of performance in accordance with the terms and conditions of each such Government Contract by Company and the Company Subsidiaries without a total contract loss (without consideration of general and administrative expenses).
(l) Section 3.30(l) of the Company Disclosure Schedule identifies all personal property, equipment and fixtures loaned, bailed or otherwise furnished to the Company by or on behalf of the U.S. Government or any other Governmental Authority (the “Government Furnished Items”), the current locations thereof and the Government Contract pursuant to which such Government Furnished Items were issued. Company and the Company Subsidiaries have complied in all material respects with all of their respective obligations relating to the Government Furnished Items and, upon the return thereof to the applicable Governmental Authority in the condition thereof on the date hereof, would have no liability to the U.S. Government or any other Governmental Authority with respect thereto.
3.31 Bank Accounts; Powers of Attorney. Section 3.31 of the Company Disclosure Schedule sets forth a complete and accurate list of: (a) all bank accounts, investment accounts, lock boxes and safe deposit boxes maintained by or on behalf of the Company or any Company Subsidiary (other than PP&L) or used in the Current Company Business, including the location and account numbers of all such accounts, lock boxes and safe deposit boxes, (b) the names of all persons authorized to take action with respect to such accounts, safe deposit boxes and lock boxes or who have access thereto and (c) the names of all persons holding general or special powers of attorney from the Company or any Company Subsidiary (other than PP&L), and a summary statement of the terms thereof.

3.32 Accounts Receivable. The accounts and notes receivable (including billed and unbilled) of Company and the Company Subsidiaries to be reflected on the Closing Date Balance Sheet (as finally determined pursuant to Section 2.13), as of the date of such balance sheet, (a) will have arisen from bona fide sales transactions in the ordinary course of business consistent with past practice and GAAP, and are payable on ordinary trade terms, (b) will be legal, valid and binding obligations of the respective debtors enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law, (c) will not be subject to any valid set-off or counterclaim, and (d) will not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement other than customers’ rights to inspect goods upon receipt and reject nonconforming goods.
3A. Representations and Warranties of Significant Shareholder. The Significant Shareholder represents and warrants to Purchaser that:
3A.1 Power and Authority. Such Significant Shareholder has all requisite power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated hereby and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such Significant Shareholder and, assuming this Agreement constitutes a legal, valid and binding obligation of Purchaser and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of such Significant Shareholder, enforceable against such Significant Shareholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.
3A.2 Noncontravention. The execution and delivery of this Agreement by the Significant Shareholder does not constitute, and the consummation by the Significant Shareholder of any of the transactions contemplated hereby, will not (x) result in, a termination, or breach or violation by the Significant Shareholder or of, or a default by the Significant Shareholder under (in each case with or without notice or lapse of time, or both), (i) any agreement to which the Significant Shareholder is a party, or by which any of her assets or properties are bound, or (ii) any Legal Requirement applicable to the Significant Shareholder or any of her properties or assets; or (y) constitute an event which, after notice or lapse of time or both, would result in, the creation of any Lien (other than a Permitted Encumbrance) upon any of the properties or assets of the Significant Shareholder (including, but not limited to, any shares of Company Common Stock held by the Significant Shareholder). No consent, waiver, approval, order, license, franchise, authorization of, or declaration, registration or filing with, or notification to, any Person is required in connection with the execution, delivery or performance by the Significant Shareholder of this Agreement or the consummation by the Significant Shareholder of any of the transactions contemplated hereby, except for those items set forth at Section 3A.2 of the Company Disclosure Schedule. No consent, waiver, approval, order, notice to, or authorization of, or registration, declaration or filing with, any Person under any agreement to which the Significant Shareholder is a party, or by which any of her assets or properties are bound, is required as a result of the execution and delivery of this Agreement by the Significant Shareholder, or the consummation by the Significant Shareholder of any of the transactions contemplated hereby, except for those consents, waivers, approvals, orders, authorizations, registrations, declarations and filings set forth at Section 3A.2 of the Company Disclosure Schedule.

3A.3 Ownership of Common Stock. All shares of Company Common Stock held by the Significant Shareholder of record or beneficially are free and clear of any Liens. Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, there are no contracts, commitments or agreements relating to the voting, purchase, sale or other disposition of Company’s capital stock or equity securities (x) between or among the Significant Shareholder and any other Persons; or (y) to the Significant Shareholder’s knowledge, between or among any of the Company’s shareholders.
3A.4 Solvency. The Significant Shareholder is not the subject of any pending, rendered or, to the Significant Shareholder’s knowledge, threatened insolvency proceedings of any character. The Significant Shareholder has not made an assignment for the benefit of creditors, or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings. The Significant Shareholder is not insolvent and will not become insolvent as a result of (i) the Significant Shareholder’s execution, delivery and performance of this Agreement, or (ii) the consummation of any of the transactions contemplated by this Agreement.
3A.5 Litigation.
(a) There is no private or governmental action, suit, proceeding, claim, arbitration or, to the knowledge of the Significant Shareholder, investigation, pending before any Governmental Authority or, to the knowledge of the Significant Shareholder, threatened in writing or otherwise overtly threatened against the Significant Shareholder or any of the Significant Shareholder’s properties.
(b) There is no judgment, decree or order against the Significant Shareholder that would result in a Company Material Adverse Effect.
4. Representations and Warranties of Purchaser and Merger Sub. Purchaser and Merger Sub represent and warrant to Company that:
4.1 Organization, Standing and Power. Each of Purchaser and Merger Sub is a corporation duly organized, validly existing and in good standing, if applicable, under the laws of the state in which it was incorporated. There is no pending or, to the knowledge of Purchaser or Merger Sub, threatened, action for the dissolution, liquidation or insolvency of either Purchaser or Merger Sub.

4.2 Power and Authority. Purchaser and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated hereby and to perform their obligations hereunder. Purchaser has all requisite corporate power and authority to execute and deliver the Escrow Agreement and to perform its obligations thereunder. The execution and delivery by Purchaser and Merger Sub of this Agreement and the consummation by Purchaser and Merger Sub of the Merger, subject to Section 6.13 hereof, have been duly authorized by all necessary corporate action on the part of Purchaser and Merger Sub, and no other authorization or consent of Purchaser, Merger Sub or their respective shareholders is necessary with respect thereto. The execution and delivery by Purchaser of the Escrow Agreement and the performance by Purchaser of its obligations thereunder have been duly authorized by all necessary corporate action on the part of Purchaser, and no other authorization or consent of Purchaser or its shareholders is necessary with respect thereto. This Agreement has been duly executed and delivered by Purchaser and Merger Sub, and, assuming this Agreement constitutes the legal, valid and binding obligation of Company, this Agreement constitutes a legal, valid and binding obligation of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. The Escrow Agreement (when executed and delivered by Purchaser and assuming that it constitutes the legal, valid and binding obligation of the other parties thereto) will constitute a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.
4.3 Noncontravention.
(a) The execution and delivery of this Agreement by the Purchaser or Merger Sub does not, and the consummation by the Purchaser or Merger Sub of any of the transactions contemplated hereby, will not (and the execution and delivery of the Escrow Agreement by the Purchaser and the performance of the Purchaser’s obligations thereunder will not) (x) result in, a termination, or breach or violation by the Purchaser or Merger Sub of, or a default by the Purchaser or Merger Sub under (in each case with or without notice or lapse of time, or both), (i) any provision of the articles of incorporation or bylaws (or any similar constituent document, if applicable), as amended, of the Purchaser or Merger Sub, (ii) any agreement to which the Purchaser or Merger Sub is a party or by which the Purchaser or Merger Sub is bound, (iii) any Legal Requirement applicable to the Purchaser or Merger Sub or any of their respective properties or assets, or (iv) any order, writ, injunction or decree applicable to Purchaser or Merger Sub or any of their respective properties or assets; or (y) constitute an event which, after notice or lapse of time or both, would result in, the creation of any Lien upon any of the properties or assets of the Purchaser or Merger Sub, except for the occurrence of any of the foregoing, in the case of the foregoing clauses (x)(ii), (x)(iii), (x)(iv) and (y), that would not reasonably be expected to materially impair the ability of the Purchaser or Merger Sub to consummate any of the transactions contemplated by this Agreement (a “Purchaser Material Adverse Effect”).

(b) No consent, waiver, approval, order, notice to or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by the Purchaser or Merger Sub as a result of the execution and delivery of this Agreement by the Purchaser or Merger Sub, or the consummation by the Purchaser or Merger Sub of any of the transactions contemplated hereby (including the consummation of the Merger), or the execution and delivery by the Purchaser of the Escrow Agreement or the performance of the Purchaser’s obligations thereunder, except for: (i) compliance with applicable foreign antitrust or trade regulation laws, (ii) to the extent applicable, the filing by Purchaser of such reports and information with the SEC under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) those items set forth on Section 4.3 of the Purchaser Disclosure Schedule, (v) the filing of the Articles of Merger as provided in Section 2.2, and (iv) those of the foregoing the failure of which to obtain or make would not reasonably be expected to have a Purchase Material Adverse Effect. No consent, waiver, approval, order, notice to, or authorization of, or registration, declaration or filing with, any Person under an agreement to which the Purchaser or Merger Sub is a party or by which the Purchaser or Merger Sub is bound is required to be obtained or made by the Purchaser or Merger Sub as a result of the execution and delivery of this Agreement by the Purchaser or Merger Sub, or the consummation by the Purchaser or Merger Sub of any of the transactions contemplated hereby (including the consummation of the Merger), or the execution and delivery by the Purchaser of the Escrow Agreement or the performance of the Purchaser’s obligations thereunder, except, in each case, for those of the foregoing the failure of which to obtain or make would not reasonably be expected to have a Purchase Material Adverse Effect.
(c) Neither the execution and delivery of this Agreement by the Purchaser or Merger Sub, nor the consummation by the Purchaser or Merger Sub of any of the transactions contemplated hereby, nor the execution and delivery by the Purchaser of the Escrow Agreement or the performance of the Purchaser’s obligations thereunder, will render the Purchaser insolvent or unable to pay its debts as they become due.
4.4 Litigation.
(a) There is no private or governmental action, suit, proceeding, claim, arbitration or, to the knowledge of Purchaser, investigation, pending before any Governmental Authority or, to the knowledge of Purchaser, threatened in writing or otherwise overtly threatened in a communication with Purchaser, against Purchaser or its Subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that would reasonably be expected to result in a Purchaser Material Adverse Effect.
(b) There is no judgment, decree or order against Purchaser or Merger Sub or against any of their respective directors or officers (in their capacities as such) that specifically names Purchaser or its Subsidiaries or such directors or officers and that would reasonably be expected to result in a Purchaser Material Adverse Effect.

4.5 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
4.6 Adequacy of Funds. Purchaser has or will have as of the Closing adequate financial resources to satisfy its monetary and other obligations under this Agreement.
5. Conduct Prior to the Effective Time.
5.1 Conduct of Business of Company. During the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), except (i) as set forth in Schedule 5.1, or (ii) to the extent reasonably necessary to comply with or effect the Company’s obligations under this Agreement, (A) unless otherwise consented to in writing by Purchaser (which consent shall not be unreasonably, withheld, conditioned or delayed), Company shall (and shall cause each Company Subsidiary to) use commercially reasonable efforts to (1) carry on its business in accordance with applicable Legal Requirements and, to the extent not inconsistent with such applicable Legal Requirements, in the ordinary course consistent with past practice, (2) preserve intact its present business organization and (3) preserve intact its relationships with customers, suppliers, distributors, licensors, licensees, and others to whom it has material contractual obligations, and (B) unless otherwise consented to in writing by Purchaser (which consent, other than purposes of the actions referred to in any of sub-clauses (a), (b), (c), (d), (m), (n), (o) or (p) below or sub-clause (r) below (to the extent related to any of the foregoing sub-clauses) shall not be unreasonably, withheld, conditioned or delayed), Company shall not, and shall cause each Company Subsidiary to not,
(a) Charter Documents. Amend the articles of incorporation or bylaws (or similar constituent documents, including, but not limited to, a certificate of formation and limited liability company operating agreement), as amended, of Company or any Company Subsidiary;
(b) Liquidation; Formation. Liquidate, dissolve, wind-up or reorganize Company or any Company Subsidiary, or adopt a plan of complete or partial liquidation, dissolution or other reorganization with respect to Company or any Company Subsidiary, or form any Subsidiary (other than in connection with the PP&L Spin-Off);
(c) Capitalization Matters. (i) Issue, repurchase or redeem, or sell or otherwise encumber or dispose of any shares of capital stock or equity securities of Company or any Company Subsidiary, effect any recapitalization, reclassification, or stock split with respect to the capital or equity securities of Company or any Company Subsidiary, or otherwise change the capitalization of Company or any Company Subsidiary (except for the execution and delivery by the Company of one or more Option Cancellation Agreements executed and delivered by holders of Company Options in accordance with this Agreement and the payment by the Company of any cash amounts referred to therein), or (ii) issue, grant, or sell or otherwise encumber or dispose of any options, stock appreciation or purchase rights, warrants, conversion rights or other rights, securities or commitments requiring (whether upon the satisfaction of certain conditions or otherwise) the issuance, repurchase, sale or other disposition of any shares of capital stock or equity securities of Company or any Company Subsidiary, or any securities or obligations convertible into, or exercisable or exchangeable for, any shares of capital stock or equity securities of Company or any Company Subsidiary (except for the execution and delivery by the Company of one or more Option Cancellation Agreements executed and delivered by holders of Company Options in accordance with this Agreement and the payment by the Company of any cash amounts referred to therein), (iii) grant any stock appreciation, phantom stock or other similar right with respect to Company or any Company Subsidiary, other than the issuance and sale of shares of Company Common Stock upon the exercise of Company Options outstanding as of the date hereof in accordance with their terms or the issuance of replacement certificates for shares of Company Common Stock upon receipt of an affidavit of loss and indemnity, in customary form and substance, from the holder of such shares, or (iv) make or declare any dividend or distribution, or set aside any funds for such purpose (except to the extent such dividend or distribution consists solely of (x) a dividend or distribution of Company Cash to the holders of Company Common Stock prior to the Closing and/or (y) the PP&L Spin-Off);

(d) Accounting Matters. Make any material change in any method of accounting or accounting practice, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants, or as required by applicable Legal Requirements; change the fiscal year of Company or any Company Subsidiary; or revalue any portion of the assets, properties or businesses of Company or any Company Subsidiary, other than any write down or write off of the value of any current asset, except as may be required by GAAP or applicable Legal Requirements;
(e) Intellectual Property Rights. Enter into or amend any agreements pursuant to which Company or any Company Subsidiary (i) transfers or licenses to any Person any material Business Intellectual Property other than in the ordinary course of business of Company and the Company Subsidiaries and consistent with past practice, (ii) otherwise grants to any Person rights in any material Business Intellectual Property other than in the ordinary course of business of Company and the Company Subsidiaries and consistent with past practice, or (iii) grants to any person any royalty or other fees based on use of any Intellectual Property;
(f) Dispositions. Sell, lease, sublease, assign, license or sublicense or otherwise transfer or dispose of to any one or more Persons, whether in a single transaction or series of related transactions, a material portion of the properties or assets of the Company or any Company Subsidiary, other than (i) inventory sold in the ordinary course of business of Company and the Company Subsidiaries, (ii) the creation or incurrence of Permitted Encumbrances on such properties or assets in the ordinary course of business of Company and the Company Subsidiaries or (iii) the PP&L Spin-Off;
(g) Indebtedness. Incur, assume, guarantee or extend any Debt, such that the aggregate amount, without duplication, of all Indebtedness of Company and the Company Subsidiaries, taken as a whole, would be more than $5,000,000 in excess of the aggregate amount, without duplication, of all of the Debt of Company and the Company Subsidiaries as of the date of this Agreement but excluding any Company Debt incurred to pay the aggregate amount of any bonuses under the Change in Control Agreements and/or Option Cancellation Agreements;

(h) Liens. Create, or permit to be created, or incur, or permit to be incurred, any Liens with respect to any properties or assets of Company or any Company Subsidiary (whether tangible or intangible), other than Permitted Encumbrances incurred in the ordinary course of business of Company and the Company Subsidiaries and consistent with past practice;
(i) Agreements. (i) Amend or modify in any material respect, or terminate (partially or completely), or grant any material waiver under, or cancel any material right, claim or privilege under, or give any material consent with respect to, (x) any Material Contract (or any contract that would, if in existence on the date of this Agreement, constitute a Material Contract) (except for amendments to any Material Contracts, or entry into any clarification or support letters with respect to any Material Contracts, in each case solely for the purpose of facilitating the Company’s entry into voluntary disclosure agreements that constitute Tax Resolutions with respect to Covered Tax Matters, provided that such amendments and such clarification and support letters do not deprive the Company or any Company Subsidiary of any benefits under such Material Contract or impose additional liabilities or obligations on the Company or any Company Subsidiary), (y) any material Permit held or used by Company or any Company Subsidiary, (ii) enter into any Government Contract (or submit any Government Bid which, if accepted or successful, would result in a Government Contract) that would, if in existence on the date of this Agreement, constitute a Material Contract, other than in the ordinary course of business of the Company and the Company Subsidiaries and consistent with past practice, (iii) enter into any contract (other than a Government Contract) that would, if in existence on the date of this Agreement, constitute a Material Contract, or (iv) grant any irrevocable power of attorney;
(j) Capital Commitments and Loans. Make any capital contributions to or capital investments in, or any loans (other than travel and relocation loans and advances to employees of Company or any Company Subsidiary in the ordinary course of business) to, any one or more Persons (other than Company or any Company Subsidiary) in excess of $100,000 in any individual case or in excess of $500,000 in the aggregate, or make any commitments for capital expenditures in excess of $100,000 in any individual case or in excess of 500,000 in the aggregate;
(k) Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies, other than upon the expiration of any such policy in which case such policy is replaced with a policy comparable in all material respects, including coverage, limits and premium;
(l) Violations. Knowingly violate, breach or default under in any material respect, or take or fail to take any action that (with or without notice or lapse of time or both) would constitute a material violation or breach of, or material default under (i) any material Permit held or used by Company or any Company Subsidiary or (ii) any Material Contract (or any other contract to which Company or any Company Subsidiary is a party or by which any of its properties and assets is bound that would, if in existence on the date of this Agreement, constitute a Material Contract;

(m) Interested Party Transactions. Except as otherwise contemplated by the terms of this Agreement (including the cash contributions to the capital of the Company by the Significant Shareholder referred to in Section 6.15), enter into any material transaction with the Significant Shareholder or any director, manager, or officer of the Company or any Company Subsidiary (or any Family Member or Affiliate (other than Company or a Company Subsidiary) of the Significant Shareholder or any such director, manager, or officer) either outside the ordinary course of business of Company and the Company Subsidiaries or not substantially in accordance with past practice;
(n) Settlements. Settle any threatened or pending private or governmental action, claim, suit, proceeding, arbitration or investigation against, or involving, Company or any Company Subsidiary if such settlement would require, or would be reasonably expected to require, payments by Company and the Company Subsidiary after the Closing in excess of $50,000 in the aggregate with respect to each action, claim, suit, proceeding, arbitration or investigation;
(o) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing any of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or Person or division thereof or otherwise acquire or agree to acquire, in any manner, any assets that are material individually or in the aggregate, to Company’s business, taken as a whole;
(p) Taxes. Except for actions taken solely in connection with a Covered Tax Matter in accordance with Section 6.5(g), make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, enter into any closing agreement with any Governmental Authority, settle any material claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes, in each case if such election, change, settlement or consent would have the effect of materially increasing the Tax liability of the Company or any Company Subsidiary for any period ending after the Closing Date, apply for or pursue any Tax ruling, change any tax identification number, execute any powers of attorney in respect of any Tax matter, file any amended Tax return which will adversely affect or may adversely affect the Company or any Company Subsidiary, Purchaser or any of their Affiliates, take any action to deny the availability of any Election, or take any action to terminate the Company’s status as an S corporation (or a Company Subsidiary’s status as a partnership or a disregarded entity for U.S. federal tax purposes) up to and including the Closing Date;
(q) Employees. (i) Except as otherwise contemplated by the terms of this Agreement, establish, terminate or, except as required by applicable Legal Requirements, amend, any Company Employee Plan, increase the compensation or benefits of any Company Employees, grant any severance or termination pay to any Company Employee or grant any equity or equity-based award, (ii) hire any new senior-level employees into Company or any Company Subsidiary, (iii) implement any “plan closing” as defined in the WARN Act (or any similar state, local or foreign Law) or employee layoffs that could be reasonably expected to implicate the WARN Act; or

(r) Other. Agree to take any of the actions described in any of the foregoing sub-clauses of this Section 5.1.
6. Additional Agreements.
6.1 Access to Information. During the Pre-Closing Period, the Company shall afford, subject, with respect to any classified materials, to Purchaser’s and its Representatives’ compliance with any applicable security clearance requirements and procedures (to the extent reasonably determined necessary by the Company in order to comply with applicable Legal Requirements), (i) Purchaser and its Representatives reasonable access during normal business hours to the facilities, officers, employees, accountants, agents, properties and assets, contracts, books and records of the Company and the Company Subsidiaries and Exeter (to the extent such Exeter materials are in the Company’s possession or control) in order for Purchaser to have the opportunity to make such investigation as shall be reasonably necessary or advisable in connection with its acquisition of the Company pursuant to this Agreement, (ii) furnish Purchaser and its Representatives with all such information and data concerning the Company, the Company Subsidiaries, Exeter or their respective businesses as Purchaser or any of its Representatives shall reasonably request, (iii) instruct the employees, counsel and financial advisors of the Company and the Company Subsidiaries to cooperate with reasonable requests of the Representatives of Purchaser in such investigation, and (iv) promptly following the request by Purchaser therefor, seek to arrange such meetings and telephone conferences with the material customers and suppliers of the Current Company Business (which, in the case of existing customer and suppliers as of the date hereof, shall include the customers and suppliers set forth on Schedule 6.1) as may be necessary and appropriate for Purchaser to conduct a review of the relations of Company and the Company Subsidiaries with such customers and suppliers (it being agreed that the terms of such access shall be based on reasonable access procedures specified by the Company (after taking into account any proposals made by Purchaser in such regard)); provided, however, that in exercising access rights under this Section 6.1, Purchaser shall not be permitted to interfere unreasonably with the conduct of the business of Company and the Company Subsidiaries (to the extent possible under the circumstances) and shall provide Company with reasonable advance notice prior to accessing any of the foregoing.
6.2 Public Disclosure. Except as may be required by applicable Legal Requirements or by obligations pursuant to any listing agreement any applicable national securities exchange, during the Pre-Closing Period, (a) Purchaser and Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and (b) without limiting Purchaser’s obligations under that certain confidentiality agreement, dated April 13, 2010 between Company and Purchaser (the “Confidentiality Agreement”), neither Purchaser nor Company shall issue any such press release or make any such public statement or disclosure without the prior approval of Company or Purchaser, as the case may be (which approval shall not be unreasonably conditioned, withheld or delayed). Notwithstanding anything to the contrary contained in the Confidentiality Agreement, the limitations on disclosure specified therein shall not be applicable to any disclosures by Purchaser, Merger Sub or their respective Representatives to the extent that such disclosures are express exceptions in this Agreement to the limitations on disclosure set forth in this Agreement.

6.3 Commercially Reasonable Best Efforts; Government Approvals and Further Assurances.
(a) The parties to this Agreement shall use commercially reasonable best efforts to effectuate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, (i) each party to this Agreement shall make any filings and give any notices legally required to be made or given by such party in connection with the Merger and the other transactions contemplated by this Agreement (including, in the event that Company or a Company Subsidiary is registered under ITAR or possesses any Facility Security Clearances, Company giving any pre-Closing notices required or advisable under applicable Legal Requirements to be given to the Defense Security Service or Directorate of Defense Trade Controls in connection with the Merger and the other transactions contemplated by this Agreement); (ii) each party shall use commercially reasonable best efforts to obtain any consent or waiver required to be obtained (pursuant to any applicable legal requirement, contract or otherwise) by such party or any Subsidiary thereof in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) each party shall use commercially reasonable best efforts to lift any restraint, injunction or other similar legal bar to the Merger. Each of Purchaser and Merger Sub, on the one hand, and Company, on the other hand, shall promptly deliver to the other a copy of each such filing made, each such notice given and each such consent obtained during the Pre-Closing Period.
(b) Without limiting the generality of Section 6.3(a), immediately after the date of this Agreement, Company shall provide the Small Business Administration (the “SBA”) and the contracting officers for each of the Customer Contracts awarded to the Company pursuant to Section 8(a) of the Small Business Act (the “8(a) Contracts”), including without limitation each of the Government Contracts identified on Schedule 6.3(b), written notification of the transactions contemplated hereunder in accordance with all applicable Legal Requirements and the applicable requirements of each of the 8(a) Contracts. Such written notification shall be in the form and substance reasonably acceptable to Purchaser and Merger Sub, and Company shall provide Purchaser and Merger Sub a copy of the notification provided to the SBA and the contracting officers pursuant to this Section.
(c) Company shall use commercially reasonably efforts to obtain from the head of each of the procuring agencies of each of the 8(a) Contracts (or an official with delegated authority for such agency head), as soon as practicable following the date of this Agreement, a written certification that the termination of each such 8(a) Contract would severely impair attainment of such agency’s program objective or missions (collectively, the “Agency Impairment Certificates”).

(d) Promptly after the date of this Agreement, Company shall submit a waiver request to the SBA Administrator in accordance with all applicable Legal Requirements and the applicable requirements of the 8(a) Contracts requesting the SBA Administrator to waive the requirement that each of the 8(a) Contracts be terminated for the convenience of the U.S. Government (the “SBA Waiver Submissions”). The SBA Waiver Submissions shall be in the form and substance reasonably acceptable to Purchaser and Merger Sub and shall either be accompanied by the Agency Impairment Certificates (if obtained prior to such submission), or, if obtained after such submission and prior to Closing, such Agency Impairment Submission Certifications shall be submitted promptly as a subsequent addendum to the SBA Waiver Submissions to the SBA Administrator. Company shall provide SBA with any additional or supplemental information requested by SBA or its member agencies during its review process. Company shall promptly seek to resolve objections, if any, asserted by the SBA or any other Governmental Authority in connection with the requested waivers and, after consultation with Purchaser, shall take all commercially reasonable steps that, in Company’s judgment, are advisable, necessary or desirable to support the SBA Waiver Submission as promptly as possible. Company is not guaranteeing that it will be able to procure Agency Impairment Certificates.
(e) Notwithstanding anything contained in this Agreement to the contrary, neither Purchaser nor Merger Sub shall be required (i) to undertake any actions (or cause any of its Affiliates to undertake any actions) if such actions (x) would require such party or any of its Affiliates to enter into any agreement or consent decree requiring the divestiture of assets or the holding separate of assets, (y) would require Purchaser or any of its Affiliates to litigate, pursue or defend any action or proceeding challenging any of the transactions contemplated by this Agreement as being in violation of applicable Legal Requirements or (z) would reasonably be expected, individually or in the aggregate, to have a material adverse effect on the business of Purchaser and its Subsidiaries (including, after the Closing, Company and the Company Subsidiaries), taken as a whole; (ii) to (or to cause any of its Affiliates to) incur any material fees or any material out-of-pocket expenses, or take any action referred to in clause (i) above, in connection with obtaining any third-party consent, approval, authorization or waiver listed, or required to be listed, on the Company Disclosure Schedule; or (iii) to provide any confidential information to any Governmental Authority, unless such information receives confidential treatment by, and is not subject to public disclosure by, such Governmental Authority under applicable Legal Requirements, or to Company, the Significant Shareholder, or the Holders’ Agent, unless, prior thereto, such party executes and deliver a confidentiality agreement in favor of Purchaser (which shall be reasonably satisfactory to Purchaser) with respect thereto.
6.4 Employees; Company 401(k) Plans.
(a) The parties hereto intend that there shall be continuity of employment with respect to all employees of Company and the Company Subsidiaries (the “Company Employees”). For a period of twelve months following the Closing, Purchaser shall continue, or cause to be continued, the employment of Company Employees on an “at will” basis with compensation and benefits (other than equity-based compensation and defined benefit pension benefits) that either (i) are no less favorable, in the aggregate, than compensation and benefits (other than equity-based compensation and defined benefit pension benefits) applicable to such Company Employees immediately prior to the Closing or (ii) meet the requirements of Section 6.4(b).

(b) Purchaser may satisfy its obligations under Section 6.4(a) with respect to Company Employees who continue employment with Purchaser, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) by providing (to the extent a comparable Company Employee Plan is not continued after the Effective Time) that such Continuing Employees shall be eligible to participate in Purchaser’s plans, programs, policies, practices, contracts, agreements or other arrangements providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA (“Purchaser Employee Plans”), to the extent applicable, on terms that in the aggregate are comparable and no less favorable to those offered to similarly situated employees of Purchaser; provided, however, that (1) Purchaser shall give each Continuing Employee full credit, for purposes of eligibility to participate, vesting (other than vesting in equity compensation awards granted after the Effective Time) and benefit accrual (other than benefit accrual under a defined benefit pension plan) under such Purchaser Employee Plans, for his or her full and partial years of service with Company or a Company Subsidiary prior to the Effective Time to the same extent provided under comparable Company Employee Plans; (2) Purchaser shall give effect, in determining any deductible and maximum out-of-pocket limitations under any Purchaser Employee Plan for the plan year in which the Effective Time occurs, to amounts paid or incurred by such Continuing Employees during such year under comparable Company Employee Plans; and (3) Purchaser shall use commercially reasonable best efforts to cause any pre-existing conditions limitations and eligibility waiting periods under any Purchaser Employee Plan to be waived with respect to Continuing Employees and their eligible dependents to the same extent provided under comparable Company Employee Plans.
(c) Nothing contained herein will obligate Purchaser, Surviving Corporation or any Affiliate of either to retain any Company Employees for any specific period. No Company Employee is intended to or will receive by reason of this Agreement any direct or third party beneficiary rights against Purchaser, Surviving Corporation or any Affiliate of either.
(d) Prior to the Closing, the Company Board will adopt resolutions to terminate the Company 401(k) Plans described at Section 3.22 of the Company Disclosure Schedule, contingent upon the Closing. Following the date of such termination, no contributions will be made to the Company 401(k) Plans other than contributions that have been accrued on behalf of participants prior to the termination or are otherwise based on compensation earned before the termination or any repayments of loans or corrective contributions. Such resolutions will provide (to the extent required under Section 411 of the Code) that all participants will be fully vested in their account balances under the Company 401(k) Plans, will authorize distributions of Company 401(k) Plans balances to participants as soon as practicable or following the receipt of a favorable determination letter from the Internal Revenue Service covering the termination if deemed necessary by the Company.
6.5 Tax Matters.
(a) Tax Withholding. Purchaser, the Company, and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Options, such amounts as Purchaser, the Company, and the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Company Common Stock or Company Options in respect of which such deduction and withholding was made by Purchaser, the Company, or the Surviving Corporation.

(b) Cooperation on Tax Matters.
(i) The Significant Shareholder, Purchaser and Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with any audit, litigation or other proceeding with respect to Taxes, including, without limitation, the resolution of any Covered Tax Matter and any reasonable request for a Tax refund for amounts paid to secure a Tax Resolution. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Significant Shareholder, Purchaser and Company agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Significant Shareholder, Purchaser or Company, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Significant Shareholder, Purchaser or Company, as the case may be, shall allow the other party to take possession of such books and records.
(ii) The Significant Shareholder, Purchaser and Company further agree, upon request, to use their commercially reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including without limitation any Tax with respect to the transactions contemplated hereby).
(iii) The Significant Shareholder, Purchaser and Company further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code, and all Treasury Regulations promulgated thereunder.
(iv) Notwithstanding the foregoing provisions of this Section 6.5, Purchaser shall not be required to provide any information which it determines in reasonable good faith is confidential and relates to a period other than a Pre-Closing Tax Period, but if such information is contained in a Tax Return, document or other material that Purchaser is otherwise obligated to provide pursuant to this Section 6.4, Purchaser shall provide a redacted version of such Tax Return, document or other material.

(c) Tax Returns. The Significant Shareholder shall cause to be prepared and timely filed all federal and state S Corporation Income Tax Returns of the Company and all income Tax Returns of the Company Subsidiaries that are required to be filed for any tax period ending on or before the Closing Date. The Significant Shareholder shall be solely responsible for the cost of preparing and filing such Tax Returns. “S Corporation Income Tax Returns” means any Tax Return on which the Company (i) reports its net income or loss, and (ii) is treated as an S corporation (within the meaning of Section 1361 of the Code or any similar or analogous state provision). Purchaser shall prepare, or cause to be prepared, and file, or cause to be filed, all other Tax Returns for Company and the Company Subsidiaries required to be filed after the Closing Date. Tax Returns relating to any Pre-Closing Tax Period which are filed pursuant to this Section 6.5(c) shall be prepared in a manner consistent with prior tax accounting practices and methods used by Company and the Company Subsidiaries. In the event that the Taxes reflected on such Tax Returns would form the basis for a claim of indemnification pursuant to Section 9.2, Purchaser shall provide the portion of such Tax Returns relevant to the Company or the Company Subsidiaries, as applicable, to the Holders’ Agent for review and comment at least fifteen (15) days prior to the due date for filing such Tax Returns, and shall not file any such Tax Returns without the consent of the Holders’ Agent, which consent shall not be unreasonably withheld, conditioned or delayed.
(d) Tax Sharing Agreements. Any and all Tax sharing agreements or similar agreements or arrangements with respect to or involving the Company or the Company Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder. For the purposes of this Section 6.5(d), the following agreements and contracts shall be disregarded: (i) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company and (ii) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business.
(e) 338(h)(10) Election and Purchase Price Allocation.
(i) At the Purchaser’s written request to the Significant Shareholder, the Purchaser and all holders of Company Common Stock will jointly make an election under Section 338(h)(10) of the Code and any corresponding election under applicable state and local Tax laws (the “Elections”) with respect to the Merger, and the Significant Shareholder will cause such holders to make such election. The Purchaser shall provide the Significant Shareholder with Internal Revenue Service Form 8023 and all other documentation required to be executed by the holders, as of the Closing Date, of Company Common Stock which are necessary to make the Elections (the “Election Documentation”) at least ten (10) Business Days prior to the Closing Date. The Significant Shareholder shall promptly have each holder of Company Common Stock execute and deliver the Election Documentation to the Purchaser at least one (1) Business Day prior to the Closing. If the Purchaser chooses to make the Elections, the Purchaser shall notify the Significant Shareholder in writing of the Purchaser’s intent to make the Elections (such notice, the “Election Notice”) no later than the earlier of (the “Election Notice Deadline”): (A) the day which is ten (10) Business Days after the Determination Date and (B) March 15, 2011. If the Purchaser provides the Election Notice to the Significant Shareholder on or before the Election Notice Deadline, the Significant Shareholder and the Purchaser agree to report the transactions under this Agreement consistently with these Elections. The Purchaser will prepare and file all Tax Returns in connection with the Elections other than S Corporation Tax Returns.

(ii) If the Purchaser delivers the Election Notice to the Significant Shareholder on or before the Election Notice Deadline, then the Purchaser shall pay to the Holders’ Agent (by wire transfer of immediately available funds in accordance with written wire instructions furnished by the Holders’ Agent), for further distribution by the Holders’ Agent to the Former Shareholders in accordance with their respective Holder Percentages, the 338(h)(10) Adjustment Amount within ten (10) Business Days after the later of (A) the date on which the Election Notice is delivered and (B) the date on which the 338(h)(10) Adjustment Amount is finally determined.
(iii) Purchaser will compute the adjusted basis of Company’s assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state, local, or foreign law, as appropriate) Within 120 Business Days following the Closing Date, Purchaser will prepare a draft schedule allocating such basis among Company’s assets and shall provide such draft schedule to Significant Shareholder. Significant Shareholder shall be entitled to review and comment on such schedule for ten (10) Business Days, and Purchaser and Significant Shareholder shall work together in mutual good faith to reflect such comments. Solely in the event that (i) any disputed item making up part of Purchaser’s draft allocation has the effect of increasing the U.S. federal income Taxes imposed on the Company or the Significant Shareholder as a result of making the Elections pursuant to this Section 6.5(e), the amount of U.S. federal income Tax liabilities of the Company or the Significant Shareholder used by the parties for purposes of calculating the 338(h)(10) Adjustment Amount and (ii) Purchaser and the Significant Shareholder are unable to agree on such disputed item, the dispute shall be resolved pursuant to procedures similar to those described in Section 2.13(c). The portions of the Purchaser’s draft allocation which are (a) not related to any such disputed item or (b) which are determined in accordance with the preceding sentence and Section 2.13(c), shall constitute the final allocation schedule and such final allocation schedule shall be delivered by Purchaser to the Significant Shareholder. Upon determination of the final allocation schedule, neither Purchaser nor Significant Shareholder shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such final allocation schedule to the extent permitted by applicable Law.
(f) Compensation-Related Tax Items. The parties agree that (i) all payments made by the Company prior to the Closing with respect to unexercised Company Options shall (A) be reported as payments of compensation in cancellation of unexercised stock options, (B) be paid through Company payroll; (C) to the extent paid to current or former employees, be treated as “wages” subject to income and employment tax withholding; and (D) not be reported as payments in respect of exercised stock options; and (ii) all federal and state income tax deductions arising in connection with the payments to holders of Company Options and payments pursuant to Change in Control Agreements shall be allocated to Pre-Closing Tax Periods and deductible on the S Corporation Income Tax Returns for such Pre-Closing Tax Periods. Notwithstanding anything herein to the contrary, each party shall report consistently with the foregoing sentence for all Tax and financial reporting purposes to the extent permitted by applicable Law.

(g) Tax Audits and Contests. In the case of any audit, claim or refund, voluntary disclosure agreement process or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to the Company (all of which hereinafter referred to as a “Contest”) that relates to an S Corporation Income Tax Return or a Covered Tax Matter, Significant Shareholder shall control the conduct of such Contest. Significant Shareholder shall be entitled to settle, compromise and/or concede such Contest, provided, however, that Significant Shareholder shall not be able to settle, compromise and/or concede any portion of such Contest that is reasonably likely to materially affect the Tax liability of Company for any taxable year (or portion thereof) beginning on or after the Closing Date (a “Post-Closing Tax Consequence”) without the written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned. In the case of a Contest that relates to a straddle period (other than any Contest that relates to an S Corporation Income Tax Return), Purchaser shall be entitled to control such Contest. Significant Shareholder shall have the right to participate in any portion of such Contest that relates to the portion of the straddle period ending on the Closing Date at its own expense. Notwithstanding the foregoing, the Significant Shareholder shall only have the right to control a Contest as provided in this Section 6.5(g), if the Significant Shareholder first acknowledges to Purchaser, in writing, its obligation to indemnify Purchaser for any Taxes of the Company (other than Taxes attributable to a Post-Closing Tax Consequence) due as a result of such Contest and demonstrates her ability to satisfy liabilities arising from such obligation; provided, that if the Significant Shareholder does not provide such acknowledgement and demonstrate such ability, the Significant Shareholder shall nonetheless be entitled to participate in such Contest at Significant Shareholder’s sole cost and expense. For the avoidance of doubt, the preceding sentence shall not apply to (i.e., the Significant Shareholder need not acknowledge an obligation to indemnify Purchaser for) income Taxes payable by the stockholders of the Company as a result of the Company being an S corporation for federal or state income tax purposes prior to the Closing or for a Covered Tax Matter to the extent of the remaining Escrow Funds. For the further avoidance of doubt, all Contests involving Taxes other than with respect to (i) an S Corporation Income Tax Return, (ii) Covered Tax Matters and (iii) straddle periods shall be subject to the provisions of Article IX.
6.6 D&O Tail Policy. Effective as of Closing, Company shall have purchased a “run-off” or “tail” directors’ and officers’ liability insurance policy to the current policy of the Company for a period of six years after the Closing Date, with respect to matters occurring prior to the Closing and having the same coverage limits and other terms and conditions no less favorable to each director, manager and officer (and former director, manager and officer) of Company and the Company Subsidiaries than the terms and conditions of the current policies of Company and the Company Subsidiaries.

6.7 No Solicitation of Acquisition Proposals by Company or Significant Shareholder; No Transfer of Company Common Stock.
(a) Without the prior written consent of Purchaser, neither Company nor the Significant Shareholder, nor the Holders’ Agent shall, directly or indirectly, through any officer, director, shareholder, employee or other Representative thereof, (x) solicit or encourage (including by way of furnishing information) the initiation or submission of, or engage in discussions or negotiations with any Person (other than Purchaser or Merger Sub or their Representatives) regarding, any inquiries, proposals or offers regarding any acquisition, merger, sale or other disposition of material assets of the Company or any Company Subsidiary (other than the sale of inventory in the ordinary course of business), any issuance, sale or other disposition of any equity interest in the Company or any Company Subsidiary (other than grants of Company Options to employees of the Company or any Company Subsidiary in the ordinary course of business and the exercise of such Company Options), or any transaction that would reasonably be expected to impede, frustrate or delay the transactions contemplated hereby (any of the foregoing inquiries, proposals or offers being referred to herein as a “Company Acquisition Proposal”; and any such transaction referred to, or contemplated by, the foregoing inquiries, proposals or offers being referred to herein as an “Alternative Transaction”).
(b) Company shall promptly notify Purchaser after receipt by Company, the Significant Shareholder or Holders’ Agent or by any of their respective Representatives of any Company Acquisition Proposal or any request for nonpublic information relating to the Company, any Company Subsidiary or the Current Company Business in connection with a Company Acquisition Proposal or for access to the properties, facilities, books or records of the Company or any Company Subsidiary by any Person in connection with a Company Acquisition Proposal, or any discussions or negotiations in connection with a Company Acquisition Proposal.
(c) Each of Company, the Significant Shareholder, and the Holders’ Agent shall immediately cease and shall cause to be terminated by any of their respective Representatives any existing activities, discussions or negotiations with any parties (other than Purchaser or Merger Sub) conducted prior to or as of the date of this Agreement with respect to any Company Acquisition Proposal. Each of Company, the Significant Shareholder, and the Holders’ Agent agrees not to release any such parties from any confidentiality agreement to which it, she or he is a party.
(d) The parties hereto agree that a breach of Section 6.7(a), (b) or (c) by the Significant Shareholder, the Holders’ Agent or any Representative of Company, the Significant Shareholder or the Holders’ Agent shall constitute a breach of this Section 6.7 by the Company and the Significant Shareholder.
(e) The Significant Shareholder agrees (i) not to sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift or by contribution or distribution to any trust or similar instrument or to any beneficiaries of the Significant Shareholder (collectively, “Transfer”)) any of the Company Common Stock (or any interest therein), other than, for avoidance of doubt, to give the written consent to approve the Merger and this Agreement referred to in Section 6.13, (ii) not to exercise any demands for appraisal with respect to any of the Company Common Stock (or any interest therein), and (iii) not to enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of any of Company Common Stock (or any interest therein).

6.8 Shareholder Approval; Option-Related Matters.
(a) Promptly following the execution and delivery of this Agreement by the Company and the Significant Shareholder (and in any event no later than three (3) Business Days after the date of this Agreement), the Company will submit, in accordance with the applicable provisions of the Virginia Act and its articles of incorporation and bylaws, to all of its shareholders, for their execution and delivery, a unanimous written consent providing for the Shareholder Approval (the “Transaction Consent”), accompanied by a true, correct and complete copy of this Agreement, and shall on the date of this Agreement, duly call and give notice of a meeting of all of the shareholders of the Company (the “Company Shareholders Meeting”) for the purpose of seeking the Shareholder Approval by, on the date of this Agreement, mailing to such shareholders: (i) the notice of the Company Shareholders Meeting, (ii) any notices of dissenters’ rights, appraisal rights and similar rights required to provided to the shareholders of Company under the Virginia Act, (iii) the proxy statement relating to the matters to be submitted to shareholders of Company at the Company Shareholders Meeting (including the statements referred to in Section 3.4(b)(i) and 3.4(b)(ii)), and (iv) any other information to be delivered to the shareholders of Company in connection with the Company Shareholders Meeting, in each case, substantially in the forms previously provided to the Purchaser and its counsel prior to the date hereof, after incorporating therein the reasonable comments provided by Purchaser and its counsel with respect thereto (the items referred to in clauses (i) through (iv) above, the “Shareholder Information Statement”). In the event that Company is required, or considers it advisable, to amend or supplement the Shareholder Information Statement, then it shall not make such amendment or supplement without Purchaser’s prior approval, which shall not be unreasonably withheld, delayed or conditioned. The Company will disseminate, as required, any necessary amendments or supplements to the Shareholder Information Statement. The Company hereby covenants and agrees to convene and hold the Company Shareholders Meeting on or prior to August 30, 2010, unless the Company delivers to the Purchaser a true, complete and correct copy of the Transaction Consent executed by all of the shareholders of the Company prior to such date.
(b) From and after the date hereof, at any meeting of Company’s shareholders (including, but not limited to, the Company Shareholders Meeting) (or any adjournment or postponement thereof), however called, or in connection with any action by written consent or other action of the Company’s shareholders, the Significant Shareholder shall vote (or cause to be voted) all of her shares of Company Common Stock (and any interest therein) (i) in favor of the adoption and approval of this Agreement and the other transactions contemplated hereby (including approval of the Merger) (and any actions required in furtherance thereof); and (ii) except with the prior written consent of Purchaser, against the following proposals or actions (other than the transactions contemplated by this Agreement): (A) any Company Acquisition Proposal or Alternative Transaction; (B) any material change in the present capitalization of the Company or any amendment of the Company’s articles of incorporation or bylaws that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement; (C) any other material change in the Company’s corporate structure that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement; or (D) any other action or proposal involving the Company or any Company Subsidiary that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. The Significant Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would violate or be inconsistent with the provisions and agreements set forth in this Section 6.8. The parties hereto agree that, if the Shareholder Approval is not obtained or received at least one Business Day prior to the Expiration Date, the Significant Shareholder shall be in material breach of her obligations under this Agreement.

(c) Promptly following the execution and delivery of this Agreement, the Company will, in accordance with applicable Legal Requirements and the 2007 Stock Option Plan, (x) mail (A) to each holder of an unexercised Company Option who has not on or before the date of such mailing executed an Option Cancellation Agreement, (i) a notice, in the form attached hereto as Exhibit G, apprising such holder of the opportunity to exercise or cancel his or her Company Options, (ii) the form of Option Cancellation Agreement, (iii) a true, correct and complete copy of this Agreement, and (iv) any other information or documents which the Company then desires to furnish to the holders of Company Options in connection with the foregoing, in each case, substantially in the forms previously provided to the Purchaser and its counsel prior to the date hereof, after incorporating therein the reasonable comments provided by Purchaser and its counsel with respect thereto (the items referred to in clauses (i) through (iii) above, the “Option Holder Offer Materials”), and (y) use its commercially reasonable best efforts to obtain such completed, executed and delivered Option Cancellation Agreements from the holders of Company Options (other than those holders who have properly exercised their Company Options in full prior to the Closing Date). In the event that Company is required, or considers it advisable, to amend or supplement the Option Holder Offer Materials, then it shall not make such amendment or supplement without Purchaser’s prior approval, which shall not be unreasonably withheld, delayed or conditioned. Company will disseminate, as required, any necessary amendments or supplements to the Option Holder Offer Materials. Company agrees that no solicitation material in addition to the Option Holder Offer Materials will be used by or on behalf of Company without Purchaser’s prior approval, which approval will not be unreasonably withheld, delayed or conditioned. The Company will comply with all applicable provisions of federal and state securities laws in connection with the performance of its obligations under this Agreement, including, but not limited to, complying with any requirements of the Exchange Act applicable to the Option Holder Offer (e.g., any requirement thereunder that the Option Holder Offer remain open for a specified number of business days). Company shall keep Purchaser reasonably informed of the status of the execution and delivery of the Option Cancellation Agreements by the holders of the Company Options.
6.9 Approval by Shareholder of Merger Sub. Purchaser, as sole shareholder of Merger Sub, will act via written consent in accordance with applicable Law, for the purposes of approving the Merger and this Agreement.

6.10 Notification of Certain Matters.
(a) Each party will promptly notify the other parties of the occurrence of any event, or the existence of any fact, of which such party becomes aware that is reasonably likely to (x) result in the inaccuracy in any material respect of any representation or warranty of such party in this Agreement as of any time prior to the Closing, (y) cause any material covenant or agreement of such party contained in this Agreement not to be complied with or satisfied in any material respect or (z) cause any condition (to the extent set forth in Section 7) to the obligation of another party to effect the Closing and the satisfaction of which requires performance or non-performance by such notifying party not to be satisfied.
6.11 Confidentiality. Each of the Significant Shareholder and the Holders’ Agent agree that, from and after the Closing Date, such Person will, and will cause such Person’s Representatives to, keep confidential, and will not disclose to any Person, or use for any purpose, any non-public information about Purchaser or any Affiliate thereof (including, but not limited to, the Surviving Corporation or any Company Subsidiary), other than information which is or becomes generally available to the public other than as a result of a disclosure by the Significant Shareholder, the Holders’ Agent or any Representative thereof (the “Purchaser Confidential Information”). Nothing in this Agreement, however, will prohibit (i) any such Person from disclosing any information (or taking any other action) in furtherance of such Person’s (or such Person’s Affiliate’s) duties to the Purchaser or any Affiliate thereof (including, but not limited to, the Surviving Corporation or any Company Subsidiary) while such Person (or such Person’s Representative) is acting as an employee of the Purchaser or such Affiliate, or (ii) the Significant Shareholder or Holder Agent from using or disclosing Purchaser Confidential Information to the extent required by applicable Legal Requirements; provided, that if such party is required by applicable Legal Requirements to disclose any Purchaser Confidential Information, such party will (1) provide Purchaser with prompt notice before such disclosure (to the extent reasonably practicable) in order that Purchaser may attempt to obtain, at Purchaser’s sole cost and expense, a protective order or other assurance that confidential treatment will be accorded such information and (2) cooperate with Purchaser in attempting to obtain such order or assurance, or (iii) the Significant Shareholder or the Holders’ Agent from disclosing or using any information (including any Purchaser Confidential Information) in connection with the enforcement of such Person’s rights hereunder or under any agreement executed in connection herewith (subject to the proviso set forth in clause (i) above).
6.12 Financial Reporting; Financing Assistance.
(a) During the Pre-Closing Period, as soon as the same are available, Company will deliver to Purchaser copies of the regularly prepared consolidated financial statements of Company or any Company Subsidiary (other than any such statements prepared less frequently than weekly).

(b) During the Pre-Closing Period, Company will deliver to Purchaser true, correct and complete copies of the following (the “Post-Signing Financial Statements”): (i) as soon as available (and in any event within thirty (30) days after the end of each calendar month), beginning with the calendar month ended July 31, 2010, the unaudited consolidated balance sheet of Company as of the last day of such month and the related unaudited consolidated statements of operations and cash flows of Company for the month then ended, (ii) as soon as available (and in any event within thirty (30) days after the end of each calendar quarter), beginning with the quarter ended July 31, 2010, the unaudited consolidated balance sheet of Company as of the last day of such quarter and the related unaudited consolidated statements of operations and cash flows of Company for the quarter then ended, and (iii) as soon as reasonably practical after the delivery thereof to the Board of Directors of Company, (but in no event later than two (2) Business Days thereafter), any financial report from, or prepared at the direction of, the Chief Executive Officer or Chief Financial Officer of Company for such Board of Directors.
(c) During the Pre-Closing Period, Company will use its commercially reasonable best efforts to cause the management of Company and the Company Subsidiaries to cooperate with Purchaser and provide information as reasonably requested by Purchaser in connection with the debt financings for the transactions contemplated by this Agreement, provided that, in each case, all out-of-pocket costs incurred by Company and the Company Subsidiaries in connection therewith (but, for avoidance of doubt, excluding any allocable overhead costs) shall be at the sole cost and expense of, and promptly paid by, Purchaser. Such cooperation will include (i) assistance in the preparation of any materials for use in connection with such financings, (ii) the delivery of such financial and statistical information for months or fiscal periods ending at least five (5) days prior to the Closing Date relating to Company and/or any Company Subsidiary as may be reasonably requested in connection with such financings and reasonably promptly responding to any diligence inquiries in connection with such financings, (iii) assisting Purchaser in seeking to obtain subordination and non-disturbance agreements, landlord waivers, collateral access agreements, account control agreements, consents, and other customary agreements from Company’s or any Company Subsidiary’s landlords, depositary banks or other third parties as may be requested by the sources of such financings, and (iv) assisting in the marketing and sale of such financings by using its reasonable best efforts to make appropriate officers or members of management of Company or any Company Subsidiary available, at such times and in such manner as to not unreasonably interfere with the normal operation of Company and the Company Subsidiaries (to the extent possible under the circumstances), for participation in meetings with, or presentations to, prospective participants in such financings. Neither Company nor any Company Subsidiary, or any member of management of Company or any Company Subsidiary shall be required to make any representations or warranties to, or enter into any agreement with, any such financing source.
(d) Promptly following the execution and delivery of this Agreement, (i) the Company will engage Argy (x) to determine whether the Existing Audited 2009 Financials have to be restated in order for the Company to properly recognize revenue therein in accordance with GAAP for the FDA Mail Contract for the Company’s fiscal year ended December 31, 2009 and (y) to audit the draft package of Restated 2009 Financials to be furnished by the Company for such purpose (unless Argy delivers to the Company, on or after the date hereof but prior to the Closing, a letter stating that it has determined that the restatement referred to in clause (i)(x) above is not required, accompanied by a written explanation from Argy as to why such restatement is not required (which explanation shall be reasonably satisfactory to the Purchaser)), and (ii) the Company will use its commercially reasonable efforts to prepare and deliver, as soon as reasonable possible, to Argy (for said audit) and to the Purchaser (for its review) the draft package of Restated 2009 Financials for said audit (unless the letter and reasonably satisfactory written explanation referred to in clause (i)(y) above have been delivered to the Company on or after the date hereof but prior to the Closing) (such draft package of Restated 2009 Financials, the “Proposed Restated Financials”).

6.13 Debt; Interested Party Transactions; Powers of Attorney. At or immediately prior to the Closing, all Debt of Company and the Company Subsidiaries shall be released and paid in full by the Company, the Significant Shareholder or one or more of their respective Affiliates. Except (i) as set forth in Schedule 6.13 and (ii) for this Agreement, the Non-Competition Agreements, the Consulting Agreement and the Data Center Lease, at or immediately prior to the Closing, the Company and the Significant Shareholder will cause all contracts or commitments between the Significant Shareholder or any director, manager, or officer of the Company or any Company Subsidiary (or any Family Member or Affiliate (other than Company or a Company Subsidiary) of the Significant Shareholder or any such director, manager, or officer), on the one hand, and the Company or a Company Subsidiary thereof, on the other hand, including, but not limited to, any shareholders’ or similar agreements then in existence, to be terminated, with no liability or obligation of the Company or a Company Subsidiary remaining or further arising thereunder. At or immediately prior to the Closing, the Company and the Significant Shareholders shall cause all existing powers of attorney granted by the Company or any Company Subsidiary with respect to any Tax matter to be terminated.
6.14 PP&L Spin-Off. The Company shall specify, by reasonable prior written notice to the parties to this Agreement, the manner of the PP&L Spin-Off (which shall be reasonably acceptable to Purchaser) and the date and time (which shall be prior to the Closing) of the occurrence of the PP&L Spin-Off. At the date and time specified in such notice, the Company shall consummate the PP&L Spin-Off in such manner.
6.15 Significant Shareholder Capital Contribution. At or before the Closing Date, Significant Shareholder shall contribute to the capital of the Company cash in an amount equal to the sum of (i) the aggregate amount of change in control payments to be made under the Change in Control Agreements described in Section 2.2(b)(i)(c) and (ii) the Closing Company Option Amount.
6.16 Certain Post-Closing Actions. From the date of the Closing until 24 months following the Closing, the Purchaser will cause the Company to (i) use its commercially reasonable best efforts to assist the Holders’ Agent in obtaining amendments to Material Contracts, or clarification or support letters with respect to Material Contracts, in each case solely for the purpose of facilitating entry into voluntary disclosure agreements that constitute Tax Resolutions with respect to Covered Tax Matters (including the Company’s executing and delivering such amendments or letters), provided that such amendments and letters do not deprive the Company or any Company Subsidiary of any benefits under such Material Contracts or impose additional liabilities or obligations on the Company or any Company Subsidiary, and (ii) the Purchaser and Company each agree (A) to use their commercially reasonable best efforts to invoice (to the extent not already invoiced) and collect any amounts from customers of the Company (to the extent not disallowed by the applicable contracting officer) which have already been paid by the Significant Shareholder or out of the Escrow Account pursuant to a resolution of a Covered Tax Matter and (B) to remit any such amounts collected from such parties to the Significant Shareholder, net of applicable federal, state and local Taxes payable by the Company, within fifteen (15) Business Days of receiving each such payment.

7. Conditions to the Merger.
7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of Purchaser and Merger Sub, on the one hand, and Company, on the other hand, to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by the written agreement of Purchaser and Company and (ii) by proceeding with the Closing, Purchaser, Merger Sub and Company will be deemed to have waived any of such conditions that remain unsatisfied):
(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other writ, judgment, decree, or order issued by any Governmental Authority of competent jurisdiction shall have been issued and remain in effect, nor shall there be any Law enacted or deemed applicable to the Merger, that makes the consummation of the Merger illegal.
7.2 Additional Conditions to the Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by Purchaser in writing and (ii) by proceeding with the Closing, Purchaser and Merger Sub will be deemed to have waived any of such conditions that remain unsatisfied):
(a) Representations and Warranties. The representations and warranties of Company and the Significant Shareholder in this Agreement (and in any certificate delivered by Company or Significant Shareholder pursuant to this Agreement) that are qualified as to materiality or Company Material Adverse Effect shall be true and correct, and all other representations and warranties of Company and the Significant Shareholder set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such specific date.
(b) Performance of Covenants. Company and the Significant Shareholder each shall have (i) complied with and performed in all respects with all covenants under this Agreement that are qualified as to materiality or Company Material Adverse Effect and required to be complied with or performed by such party at or prior to the Closing, and (ii) complied with and performed in all material respects with all covenants under this Agreement that are not qualified as to materiality or Company Material Adverse Effect and required to be complied with or performed by such party at or prior to the Closing.

(c) Certificate of Officer. Purchaser and Merger Sub shall have received a certificate executed on behalf of Company by the Chief Executive Officer of Company (the “Company Closing Certificate”) representing and warranting that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.
(d) No Pending Proceedings. There shall not be pending before any Governmental Authority of competent jurisdiction any legal or other proceeding commenced by any Governmental Authority or any other Person (other than by the Purchaser, Merger Sub or their respective Affiliates) that (i) challenges or seeks to restrain or prohibit the consummation of the Merger and is reasonably likely to result in a judgment, decree, injunction, writ, stipulation, determination, award, or order of a Governmental Authority to such effect or (ii) relates to the Merger and seeks to obtain from Company or from Purchaser or any of its Affiliates any material damages or other relief.
(e) No Company Material Adverse Effect. Since the date of this Agreement, no Effects have occurred that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect.
(f) Consents; Receipt of Closing Deliveries. The consents, approvals, orders, authorizations, registrations, declarations, notices and filings listed or described on Schedule 2.2(b)(ii)(i) shall have been obtained or given, respectively, and Purchaser shall have received each of the agreements, instruments and other documents set forth in Section 2.2(b)(ii).
(g) Shareholder Approval; Contract Terminations. The Shareholder Approval shall have been obtained, and any shareholders’ or similar agreements then in existence (and any other agreements listed on Schedule 7.2(g)) shall have been terminated and be of no further force or effect, and evidence thereof shall have been delivered to Purchaser which is in form and substance reasonably acceptable to Purchaser.
(h) Terminations. The Company shall have terminated all plans relating to the Company Options, and delivered to Purchaser evidence of such terminations, in form and substance reasonably acceptable to Purchaser.
(i) Dissenting Shares. No more than 2% of the outstanding shares of capital stock of the Company shall constitute Dissenting Shares.
(j) Termination of Company 401(k) Plans. The Company 401(k) Plans described at Section 3.22 of the Company Disclosure Schedule shall have been terminated as described in Section 6.4(d).
(k) Divestment of PP&L. The Company shall have divested its ownership interest in its wholly owned subsidiary, PP&L.
(l) CFO Certificate. Purchaser shall have received the CFO Certificate, duly executed on behalf of the Company by the Chief Financial Officer of the Company, and the calculation of Estimated Net Debt set forth therein shall be reasonably satisfactory to the Purchaser.

(m) Release of Liens. All Liens on the assets and properties of Company (other than Permitted Encumbrances referred to in any of clauses (i), (iii), (iv) or (v) of the definition thereof) shall have been released (or shall be released upon the making by Company or Purchaser of the payments referred to in the Pay-Off Letters which have been delivered to Purchaser in accordance with Section 2.13(a)).
(n) Company Ownership. The total number of shareholders of Company (within the meaning of Section 1361(b)(1)(A) of the Code) shall not exceed, and shall at no time have exceeded since the initial incorporation of the Company, seventy five (75); and all shareholders of the Company shall be either individual persons who are not nonresident aliens within the meaning of Section 7701(b) of the Code or estates of such individuals or trusts described in Section 1361(c)(2) of the Code.
7.3 Additional Conditions to Obligation of Company. The obligation of Company to effect the Merger and to otherwise consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by Company in writing and (ii) by proceeding with the Closing, Company will be deemed to have waived any of such conditions that remain unsatisfied):
(a) Representations and Warranties. The representations and warranties of Purchaser and the Merger Sub in this Agreement (and in any certificate delivered by Purchaser or Merger Sub pursuant to this Agreement) that are qualified as to materiality or Purchaser Material Adverse Effect shall be true and correct, and all other representations and warranties of Purchaser and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.
(b) Performance of Covenants. Purchaser and Merger Sub shall have each (i) complied with and performed in all respects with all of its covenants under this Agreement that are qualified as to materiality or material adverse effect and required to be complied with or performed by such party at or prior to the Closing and (ii) complied with and performed in all material respects with all of its covenants under this Agreement that are not qualified as to materiality or material adverse effect and required to be complied with or performed by such party at or prior to the Closing.
(c) Certificate of Officer. Company shall have received a certificate executed on behalf of Purchaser and Merger Sub by an officer of Purchaser and Merger Sub (the “Purchaser Closing Certificate”) representing and warranting that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.
(d) Receipt of Closing Deliveries. Company shall have received each of the agreements, instruments and other documents set forth in Section 2.2(b)(i) and the Purchaser shall have satisfied its Closing payment obligations set forth herein.

(e) No Pending Proceedings. There shall not be pending before any Governmental Authority of competent jurisdiction any legal or other proceeding commenced by any Governmental Authority or any other Person (other than by Company, any holder of Company Common Stock or Company Options (including Significant Shareholder), Shareholders’ Agent or any of their respective Affiliates) that challenges or seeks to restrain or prohibit the consummation of the Merger and is reasonably likely to result in a judgment, decree, injunction, writ, stipulation, determination, award, or order of a Governmental Authority to such effect.
(f) Merger Sub Shareholder Approval. The approval referred to in Section 6.9 shall have been obtained.
8. Termination.
8.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 8.1(b) through 8.1(e), by notice from the terminating party to the other party setting forth a brief description of the basis for termination):
(a) by the mutual written consent of Purchaser and Company;
(b) by either Purchaser or Company if the Merger shall not have been consummated by the Expiration Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to (i) to Purchaser if Purchaser’s or Merger Sub’s material breach of any representations, warranties or covenants contained in this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date or (ii) to Company if Company’s or Significant Shareholder’s material breach of any representations, warranties or covenants contained in this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;
(c) by either Purchaser or Company if a court of competent jurisdiction shall have issued a nonappealable final and permanent injunction having the effect of permanently prohibiting the Merger;
(d) without limiting the right of either Purchaser or Company to terminate this Agreement pursuant to Section 8.1(b), by Company if (i) there is a material breach of any of the representations or warranties of Purchaser or Merger Sub in this Agreement such that the condition set forth in Section 7.3(a) would not be satisfied, or there has been a material breach by Purchaser or Merger Sub of any of their respective covenants in this Agreement such that the condition set forth in Section 7.3(b) would not be satisfied, (ii) Company shall have delivered to Purchaser a written notice of such breach, and (iii) such breach has not been cured by the Expiration Date (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Company if Company’s or Significant Shareholder’s material breach of any representations, warranties or covenants contained in this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

(e) without limiting the right of either Purchaser or Company to terminate this Agreement pursuant to Section 8.1(b), by Purchaser if (i) there is a material breach of any of the representations or warranties of Company or of any Significant Shareholder in this Agreement such that the condition set forth in Section 7.2(a) would not be satisfied, or there has been a material breach by Company or of any Significant Shareholder of any of his, her or its covenants in this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied, (ii) Purchaser shall have delivered to Company a written notice of such breach, and (iii) such breach has been cured by the Expiration Date (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured); provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Purchaser if Purchaser’s or Merger Sub’s material breach of any representations, warranties or covenants contained in this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date.
8.2 Effect of Termination; Liquidated Damages.
(a) In the event of termination of this Agreement in accordance with Section 8.1, this Agreement shall be of no further force or effect, and (i) there shall be no liability or obligation on the part of Company or any Significant Shareholder, or their respective officers, directors or shareholders, under this Agreement (whether for any breaches of any of the provisions of this Agreement prior to the termination hereof or otherwise), except to the extent that such liability results from the breach (prior to the time of such termination) by either such party of any of its covenants, agreements representations, or warranties set forth in this Agreement and (ii) there shall be no liability or obligation on the part of Purchaser or Merger Sub, or their respective officers, directors or shareholders, under this Agreement (whether for any breaches of any of the provisions of this Agreement prior to the termination hereof or otherwise), except to the extent expressly provided in Section 8.2(b); provided, however, that the provisions of Sections 10.1 and 10.7 and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement in accordance with their respective terms.
(b) Notwithstanding anything contained in this Agreement to the contrary, if this Agreement shall be terminated by the Company in accordance with Section 8.1(d), and at the time of such termination referred to in clause (x) above, (i) the Company and the Significant Shareholder are then willing and able to consummate the Closing, (ii) the conditions set forth in Sections 7.1 and 7.2 have been and remain satisfied (including if the Closing were assumed to have occurred at such time), or are able to be satisfied with deliveries by the Company and the Significant Shareholder at the Closing (including if the Closing were assumed to have occurred at such time), and (iii) the Purchaser shall have failed to consummate the Closing, then Purchaser shall pay, or cause to be paid, $1,625,000 (the “Purchaser Termination Fee”) in immediately available funds to the Company in accordance with written payment instructions executed by the Company, no later than the tenth (10th) Business Day after the Purchaser’s receipt of such written instructions, and such payment shall be the sole and exclusive remedy of the Company, the holders of Company Common Stock and Company Options, including the Significant Shareholder, and the Holders’ Agent

against the Purchaser, Merger Sub and their respective former, current and future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, or assignees (collectively, the “Purchaser Parties”) with respect to this Agreement. The parties expressly acknowledge and agree that (i) in light of the difficulty of accurately determining actual damages upon the termination of this Agreement in accordance with Section 8.1(d) in circumstances where the Purchaser Termination Fee is payable in accordance with this Section 8.2(b), the right to payment of the Purchaser Termination Fee under this Section 8.2(b) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination and (ii) the agreements contained in this Section 8.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement. Upon payment of the Purchaser Termination Fee in accordance with this Section 8.2(b), (i) no Person shall have any rights or claims against any of the Purchaser Parties under this Agreement (including this Section 8.2(b)), whether at law or equity, in contract, in tort or otherwise, and (ii) none of the Purchaser Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.
9. Indemnification
9.1 [Intentionally Omitted].
9.2 Indemnification.
(a) Expiration of Representations, Warranties and Covenants. All representations and warranties made by Company or by the Significant Shareholder in this Agreement shall survive the Closing and expire on the eighteen (18) month anniversary of the Closing Date; provided, however, that (i) the representations and warranties contained in Section 3.1 (Organization, Standing and Power), 3.2 (Subsidiaries), Section 3.3 (Power and Authority), Section 3.8 (Capitalization and Shareholder Information), Section 3A.1 (Power and Authority) and Section 3A.3 (Ownership of Common Stock) (such representations contained in Sections 3.1, 3.3, 3.8, 3A.1 and 3A.3 collectively referred to herein as the “Fundamental Representations”) shall survive the Closing indefinitely, and (ii) the representations and warranties contained in Section 3.20 (Environmental Matters), Section 3.21 (Taxes), Section 3.22 (Employee Benefit Plans), and Section 3.26 (Brokers’ and Finders’ Fees) (such representations contained in Sections 3.20, 3.21, 3.22, and 3.26 collectively referred to herein as the “Special Representations”), shall survive the Closing until ninety (90) days after all claims relating to the subject matter thereof shall have been barred by the relevant statutes of limitations at which point they shall expire (the date of expiration of any representation or warranty in this Agreement being a “Representation Termination Date”); provided, however, that if at any time prior to the relevant Representation Termination Date, a Purchaser Indemnified Person delivers to the Holders’ Agent a notice stating the breach of any of the representations and warranties made by Company or any Significant Shareholder (and setting forth in reasonable detail the basis for such Person’s determination that such breach has occurred and a good faith estimate of the amount of the Damages incurred or that may be incurred by a Purchaser Indemnified Person as a result of such breach (to the extent reasonably ascertainable)) and asserting a claim for recovery (to the extent practicable) under this Section 9.2 based on such breach, then the claim asserted in such notice shall survive such applicable Representation Termination Date until such time as such claim is fully and finally resolved. All obligations of the parties under the covenants contained herein (including the covenants set forth in Sections 5 and 6) shall survive the Closing in accordance with their terms until the expiration of the applicable statutes of limitations.

(b) Indemnification. Subject to the limitations set forth in this Section 9 and the other limitations set forth in this Agreement, from and after the Effective Time, Purchaser and its Affiliates (including the Surviving Corporation) and their respective shareholders, directors, officers, employees, agents, successors in interest, assigns and representatives (each of the foregoing being referred to individually as a “Purchaser Indemnified Person” and collectively as “Purchaser Indemnified Persons”) shall be indemnified and held harmless by the Significant Shareholder from and against any and all Damages incurred or suffered by a Purchaser Indemnified Person arising by reason of, related to or resulting from:
(i) any breach of any representation or warranty of Company set forth in Section 3 or any representation or warranty of any Significant Shareholder in Section 3A or in any certificate delivered (prior to or at the Closing) by Company or Significant Shareholder pursuant hereto; provided, however, a failure by the Company or any Company Subsidiary, prior to the Closing, to collect or remit sales or use Taxes required to be collected or remitted under the applicable Legal Requirements of the Commonwealth of Virginia or the State of Maryland (or any local or other political subdivision of Virginia or Maryland) that is described in Section 9.2(a)(vi) shall not constitute a breach of a representation contained in Section 3.21 (relating to Taxes);
(ii) the breach of any pre-Closing covenant of Company or any pre- or post-Closing covenant of the Significant Shareholder in this Agreement,
(iii) Purchaser’s reliance upon the written instructions or directions of the Holders’ Agent;
(iv) any amount per share of the Company’s capital stock paid by Purchaser with respect to Dissenting Shares in excess of the portion of the Merger Consideration paid by Purchaser to any holder of Company Common Stock (other than a Dissenting Shareholder) pursuant to Section 2;
(v) for Taxes that may be imposed on the Company or the Company Subsidiaries (a) as a result of making the Elections pursuant to Section 6.5(e), (b) for any taxable periods ending on or prior to the Closing Date, (c) for that portion of any straddle period that ends on the Closing Date, (d) if Purchaser has delivered an Election Notice to the Company prior to the Closing in accordance with Section 6.5(e), as a result of any invalidity of the Elections made pursuant to Section 6.5(e) due to a final, non-appealable determination within the meaning of Section 1313 of the Code that the Company was ineligible to make such Elections, or that less than all of the holders as of the Closing Date of Company Common Stock properly executed and delivered to the Purchaser the Election Documentation pursuant to Section 6.5(e)(i), or (e) as a result of the ownership, liquidation, distribution, sale, exchange or other disposition of PP&L or any of its assets; or
(vi) any failure by the Company or any Company Subsidiary, prior to the Closing, to collect or remit sales or use Taxes required to be collected or remitted under the applicable Legal Requirements of the Commonwealth of Virginia or the State of Maryland (or any local or other political subdivision of Virginia or Maryland).

For purposes of this Section 9, “Damages” shall mean any claims, liabilities, losses, damages, penalties, Taxes, fines, costs or expenses, including reasonable legal, expert and consultant fees and expenses, including indirect damages but excluding any speculative, special, consequential, exemplary and punitive damages, except, in each case, to the extent owed to a third party; provided, however, that for purposes of computing the amount of any Damages incurred by a Purchaser Indemnified Person: (1) there shall be deducted an amount equal to the amount of any Tax Benefit actually, or reasonably expected to be, received by any Purchaser Indemnified Person in connection with such Damages or any of the circumstances giving rise thereto; and (2) there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received by any Purchaser Indemnified Person in respect of such Damages. For purposes hereof, the term “Tax Benefit” shall mean any refund of Taxes paid or credit of or reduction in the amount of Taxes which would otherwise have been paid. Purchaser shall and shall cause its Affiliates to use commercially reasonable efforts to obtain any such insurance proceeds. Solely in the case of the determination of Damages for any claim pursuant to Section 9.2(b)(v)(d), Damages shall equal the lesser of (X) any increase in the income Tax liability of the Company and each Company Subsidiary for any period which is not a Pre-Closing Period to the extent such increase in income Tax liability is directly attributable to the failure of the Company and the Company Subsidiaries to receive the benefit of the Elections (including loss of depreciation and amortization deductions, realization of greater amounts of income or gain or similar adverse consequences arising from a loss of any basis step-up which would have resulted from the Election being valid) or (Y) the 338(h)(10) Adjustment Amount.
(c) Limitations of Liability.
(i) Sole and Exclusive Remedy. Except (i) as set forth in Sections 2.13 and 10.10, or (ii) as set forth in the Letters of Transmittal, the right of the Purchaser Indemnified Persons to be indemnified pursuant to the terms of Section 9 of this Agreement shall be the sole and exclusive remedy, from and after the Closing, with respect to all Damages of whatever kind and nature, in law, equity or otherwise, known or unknown, which such parties have now or may have in the future attributable to any breach of any representation or warranty contained in this Agreement, or any breach of or failure to perform the covenants, agreements or undertakings contained in this Agreement, any disclosure schedule or certificate delivered pursuant hereto, other than as a result of fraud or intentional misrepresentation. The parties acknowledge that (A) except as expressly provided in Section 3 and Section 3A or in any certificate delivered pursuant to this Agreement, neither Company nor the Significant Shareholder has made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, and (B) except as expressly provided in Section 3 and Section 3A or in any certificate delivered pursuant to this Agreement, Purchaser is not relying and has not relied on, any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.

(ii) Deductible Basket. Except as set forth in Section 9.2(c)(iv), the indemnification provided for in Section 9.2(b)(i) shall not apply, and the Purchaser Indemnified Persons shall not be entitled to exercise any indemnification rights under Section 9.2(b)(i) of this Agreement (other than for claims pursuant thereto with respect to Fundamental Representations or Special Representations), except to the extent that the aggregate amount of the Damages against which such Purchaser Indemnified Persons would otherwise be entitled to be indemnified under Section 9.2(b)(i) (other than for claims pursuant thereto with respect to Fundamental Representations or Special Representations) exceeds $325,000 (the “Deductible”), in which case the Indemnified Party shall, subject to the other limitations contained herein, be entitled to be indemnified under Section 9.2(b)(i) only against the portion of such Damages in excess of the Deductible.
(iii) Cap. Except as set forth in Section 9.2(c)(iv), the Significant Shareholder’s indemnity obligations for Damages under Section 9.2(b)(i) (other than for claims pursuant thereto with respect to breaches of Fundamental Representations or Special Representations) shall be limited, in the aggregate, to an amount equal to $8,125,000 (the “General Rep Cap”); provided, however, that the aggregate amount of the Significant Shareholder’s indemnity obligations for Damages arising from Damages under Sections 9.2(b)(i) (with respect to breaches of Fundamental Representations and/or Special Representations), 9.2(b)(v) and 9.2(b)(vi) shall be limited to the total Merger Consideration actually received by the Significant Shareholder (the “Special Cap”). For purposes of this Section 9.2(c)(iii), any amounts paid from the Holdback Amount or the Escrow Account or by the Significant Shareholders directly to the Purchaser Indemnified Persons in accordance with Section 9 shall be deemed to have been paid by the Significant Shareholder to the Purchaser Indemnified Persons and, to the extent paid in accordance with Section 9.2(b)(i), shall be applied toward the General Rep Cap and the Special Cap.
(iv) Fraud; Intentional Misrepresentation. Nothing in this Section 9.2(c) shall limit any remedy that a Purchaser Indemnified Person may have against any Person for fraud or intentional misrepresentation.
(d) Control of Defense; Conditions. In the event Purchaser or another Purchaser Indemnified Person becomes aware of claim against such Person commenced or threatened by a third party (any such claim, a “Third Party Claim”) which Purchaser believes may result in a claim for indemnification pursuant to the terms of this Agreement by or on behalf of a Purchaser Indemnified Person, Purchaser shall promptly notify the Holders’ Agent of such Third Party Claim. Notwithstanding the foregoing, no delay in providing such notice shall affect a Purchaser Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Holders’ Agent or the Significant Shareholder is materially prejudiced thereby. Such notice must contain a reasonably detailed description of the basis of the claim (to the extent known to Purchaser) and the nature and amount, if then reasonably ascertainable, of such Damages that may be indemnifiable (“Indemnifiable Damages”). The obligations of the Holders’ Agent under this Section with respect to Indemnifiable Damages arising from any Third Party Claim shall be governed by the following additional terms and conditions:
(i) The Holders’ Agent, at its option, shall be entitled to assume, at its sole cost and expense, control of the defense of any Third Party Claim and may appoint as lead counsel of such defense any reputable legal counsel selected by the Holders’ Agent and approved by Purchaser (which approval shall not be unreasonably conditioned, withheld or delayed), and, if the Holders’ Agent so chooses to assume control of the defense thereof, the Holders’ Agent shall diligently and in good faith prosecute such Third Party Claim to a final conclusion or settlement (subject to the applicable limitations on settlement set forth in this Section 9.2(d)). As soon as reasonably practicable (but no later than ten (10) days after the Holders’ Agent’s receipt of notice from the Purchaser of such Third Party Claim), the Holders’ Agent shall (i) notify the Purchaser (x) whether Holders’ Agent desires, at its sole cost and expense, to participate in, or, at its election, assume and control, the defense of such Third Party Claim, and (y) whether the Significant Shareholder acknowledges her liability hereunder to the applicable Purchaser

Indemnified Person with respect to such Third Party Claim, without any unreasonable reservation of rights hereunder (provided, that if such acknowledgment is not provided, the Holders’ Agent shall not be entitled to assume and control the defense of such Third Party Claim but shall be entitled to participate therein), (ii) reasonably demonstrates his ability to undertake the defense of such Third Party Claim, (iii) reasonably demonstrates that the Remaining Holdback Amount (or, if applicable, the then-remaining Escrow Funds in the Escrow Account) shall be sufficient to satisfy any liabilities resulting from such Third Party Claim (or the Significant Shareholder otherwise agrees in writing to be responsible for satisfying any such liabilities, to the extent the Remaining Holdback Amount (or, if applicable, the then-remaining Escrow Funds in the Escrow Account) shall be insufficient for such purpose, and demonstrates her ability to so satisfy such liabilities in excess of the Remaining Holdback Amount or such Escrow Funds, as applicable). In the event that the Holders’ Agent assumes control of the defense of any Third Party Claim, the Holders’ Agent shall keep Purchaser and the Purchaser Indemnified Person (if such Purchaser Indemnified Person is not Purchaser) informed of all material events and developments, including promptly providing copies of any correspondence and court filings, with respect to such Third Party Claim.
(ii) If the Holders’ Agent assumes and controls the defense of a Third Party Claim in accordance with Section 9.2(d)(i) and satisfies the applicable requirements for his control of such defense described in Section 9.2(d)(i), the applicable Purchaser Indemnified Person (i) shall be permitted to participate in the defense thereof and to employ separate counsel of its choice (not reasonably objected to by the Holders’ Agent) for such purpose, at its own expense (except as otherwise provided in the next sentence), and (ii) shall have the right to consent to the entry of any judgment, or enter into any settlement, compromise or discharge, with respect to such Third Party Claim at any time, subject to the prior written consent of the Holders’ Agent, which consent shall not unreasonably be withheld or delayed, it being understood that such consent shall not be withheld or delayed if, in the event of the occurrence of such consent or the entry of such judgment, settlement, compromise or discharge, (x) such consent, settlement, compromise or discharge includes as an unconditional term thereof the giving by each claimant or plaintiff in such Third Party Claim to the Significant Shareholder of a release from all liability in respect to such Third Party Claim and (y) the Significant Shareholder is released by the Purchaser Indemnified Person from her indemnification obligations under this Section 9 with respect to such Third Party Claim. To the extent that the Significant Shareholder is liable hereunder to the Purchaser Indemnified Person with respect to such Third Party Claim, the Significant Shareholder shall be liable for the fees and expenses of separate counsel employed by Purchaser Indemnified Person if (i) the Holders’ Agent assumes and controls the defense of a Third Party Claim in accordance with Section 9.2(d)(i) and satisfies the applicable requirements for his control of such defense described in Section 9.2(d)(i), and (ii) in the Purchaser Indemnified Person’s good faith judgment, it is advisable, based on the advice of counsel, for the Purchaser Indemnified Person to be represented by separate counsel because of a conflict or potential conflict between Holders’ Agent or the Significant Shareholder, on the one hand, and the Purchaser Indemnified Person, on the other hand.

(iii) If (x) the Holders’ Agent does not assume and control the defense of a Third Party Claim in accordance with Section 9.2(d)(i) or does not satisfy the applicable requirements for his control of such defense described in Section 9.2(d)(i) and (y) the applicable Purchaser Indemnified Person assumes the defense thereof, (i) the applicable Purchaser Indemnified Person will not consent to the entry of any judgment, or enter into any settlement, compromise or discharge, with respect to such Third Party Claim without the prior written consent of the Holders’ Agent, which consent shall not unreasonably be withheld or delayed, it being understood that such consent shall not be withheld or delayed if (AA) such judgment, settlement, compromise or discharge includes as an unconditional term thereof the giving by each claimant or plaintiff in such Third Party Claim to the Significant Shareholder of a release from all liability in respect to such Third Party Claim and (BB) the Significant Shareholder is released by the Purchaser Indemnified Person from her indemnification obligations under this Section 9 with respect to such Third Party Claim, and (ii) the Significant Shareholder shall not be liable to the Purchaser Indemnified Person under this Section 9 in the circumstances referred to in clauses (x) and (y) above for any judgment, settlement, compromise or discharge of such Third Party Claim made by the Purchaser Indemnified Person not made in accordance with clause (i) above.
(iv) If the Holders’ Agent does assume and control the defense of a Third Party Claim in accordance with Section 9.2(d)(i) and satisfies the applicable requirements for his control of such defense described in Section 9.2(d)(i), the Holders’ Agent shall be entitled, in its sole discretion, to consent to the entry of any judgment, or enter into any settlement, compromise or discharge, with respect to such Third Party Claim; provided however, that the Holders’ Agent shall obtain the prior written consent of the applicable Purchaser Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed, before approving any judgment with respect to such Third Party Claim, or entering into any settlement, compromise or discharge of such Third Party Claim, if (i) pursuant to, or as a result of, such judgment, settlement or compromise, injunctive or other equitable relief will be imposed against the Purchaser Indemnified Person or any of its Affiliates, (ii) such judgment, settlement or compromise does not include an unconditional release of the Purchaser Indemnified Person from all liabilities with respect to such Third Party Claim, (iii) such judgment, settlement, compromise or discharge contains or involves an admission or statement providing for or acknowledging any criminal wrongdoing or liability on behalf of the Purchaser Indemnified Person or any of its Affiliates, or (iv) the Remaining Holdback Amount (or, if applicable, the then-remaining Escrow Funds in the Escrow Account) shall be insufficient to satisfy any liabilities resulting from such judgment, settlement, compromise or discharge (unless the Significant Shareholder has agreed in writing to be responsible for satisfying any such liabilities, to the extent the Remaining Holdback Amount (or, if applicable, the then-remaining Escrow Funds in the Escrow Account) shall be insufficient for such purpose, and has demonstrated her ability to so satisfy such liabilities).

(e) Subrogation. To the extent that a Purchaser Indemnified Person receives an indemnification payment pursuant to the terms of this Agreement (including an indirect indemnification payment by virtue of a direct payment to a Taxing Authority from the Escrow Fund or by the Significant Shareholder with respect to a Covered Tax Matter), the Holders’ Agent shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Purchaser Indemnified Person may have against any other Person with respect to the subject matter underlying such indemnification claim, to the extent of the amount of such payment.
9.3 Holders’ Agent.
(a) By virtue of the approval of this Agreement by Company’s shareholders, and without further action of any Company shareholder or optionholder, each Former Shareholder and Former Optionholder shall be deemed to have irrevocably constituted and appointed Gary Newell (and by execution of this Agreement he or she hereby accepts such appointment) as agent and attorney-in-fact (“Holders’ Agent”) for and on behalf of the Former Shareholders and Former Optionholder, including the Significant Shareholder, with full power of substitution, to act in the name, place and stead of each Former Shareholder and Former Optionholder with respect to the terms of this Agreement and the taking by the Holders’ Agent of any and all actions and the making of any decisions required or permitted to be taken by the Holders’ Agent under this Agreement, including, but not limited to, the exercise of the power to: (i) give and receive notices and communications under Section 2.13, Section 6.5, or this Section 9; (ii) object to claims for indemnification made by Purchaser under this Agreement; (iii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, claims for indemnification made by Purchaser under this Agreement; (iv) agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters described in Section 2.13 or 6.5; (v) make payments to the Former Shareholders or Former Optionholders in accordance with the terms of this Agreement, (vi) amend this Agreement; and (vii) take all actions necessary or appropriate in the good faith judgment of the Holders’ Agent for the accomplishment of the foregoing. The power of attorney granted in this Section 9.3 is coupled with an interest and is irrevocable, may be delegated by the Holders’ Agent and shall survive the death or incapacity of any Former Shareholder or Former Optionholder. The identity of the Holders’ Agent and the terms of the agency may be changed, and a successor Holders’ Agent may be appointed, from time to time (including in the event of the death, disability or other incapacity of the Holders’ Agent) by Former Shareholders whose aggregate Percentage Interests exceed 50%, and any such successor shall succeed the Holders’ Agent as Holders’ Agent hereunder. No bond shall be required of the Holders’ Agent, and the Holders’ Agent shall receive no compensation for his or her services.

(b) The Holders’ Agent shall not be liable to the Former Shareholders or Former Optionholders for any liability, loss, damage, penalty, fine, cost or expense incurred without gross negligence by the Holders’ Agent while acting in good faith and in the exercise of his or her reasonable judgment and arising out of or in connection with the acceptance or administration of his or her duties hereunder (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith). The Holders’ Agent shall be entitled to engage such legal counsel and financial, tax or accounting advisors and other agents and consultants as he or she shall deem necessary in connection with exercising his or her powers and performing his or her duties hereunder and (in the absence of bad faith on the part of the Holders’ Agent) shall be entitled to rely conclusively on the opinions and advice of such Persons. The Holders’ Agent shall be entitled to reimbursement, from funds paid to it under this Agreement and/or otherwise received by it in his or her capacity as the Holders’ Agent pursuant to or in connection with this Agreement, for all reasonable expenses, disbursements and advances (including fees and disbursements of his or her legal counsel and financial, tax or accounting advisors and other agents and consultants) incurred by the Holders’ Agent in such capacity, and for indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in his or her capacity as the Holders’ Agent (except for those arising out of the Holders’ Agent’s gross negligence or bad faith), including the costs and expenses of investigation and defense of claims.
(c) From and after the Effective Time, Purchaser shall cause the Surviving Corporation to provide the Holders’ Agent with reasonable access to information about the Surviving Corporation and the reasonable assistance of the officers and employees of Purchaser and the Surviving Corporation, in each case to the extent reasonably necessary for purposes of performing his or her duties and exercising his or her rights under this Agreement, provided that the Holders’ Agent shall treat confidentially any nonpublic information he or she receives from Purchaser regarding the Surviving Corporation (except as reasonably necessary in connection with the performance by the Holders’ Agent of his or her duties or the exercise of his or her rights under this Agreement).
(d) The Holders’ Agent shall be entitled to no compensation for his or her service in such capacity.
9.4 Actions of the Holders’ Agent. From and after the Effective Time, a decision, act, consent or instruction of the Holders’ Agent shall constitute a decision of all Former Shareholders and Former Optionholders, including the Significant Shareholder, and shall be final, binding and conclusive upon each Former Shareholder and Former Optionholder, and the Purchaser and Surviving Corporation may rely upon any decision, act, written consent or written instruction of the Holders’ Agent as being the decision, act, consent or instruction of each Former Shareholder and Former Optionholder. Purchaser and Surviving Corporation are hereby relieved from any liability to any Person for any acts done by Holders’ Agent and any acts done by Purchaser or Surviving Corporation in accordance with any such decision, act, written consent or written instruction of the Holders’ Agent.
9.5 Tax Matters. The parties agree that (i) amounts paid to the holders of Company Common Stock pursuant to Section 2.13 hereof shall be treated as an increase in the aggregate consideration paid in connection with the Merger for federal income tax purposes; (ii) any amounts paid in a taxable year after the year in which occurs the Closing Date to the holders of Company Common Stock pursuant to Section 2.11, Section 2.13 or Section 2.17 will be reported on the installment method of tax reporting unless the applicable holder elects otherwise.

9.6 Satisfaction of Claims.
(a) Damages for which any Purchaser Indemnified Person shall be entitled to indemnification or payment pursuant to this Section 9 (to the extent Finally Determined), other than pursuant to Section 9.2(b)(vi), shall be satisfied (subject, in each case, to the applicable limitations of this Agreement) in the following order: first, the Holdback Amount shall reduced (but not below zero), on a dollar-for-dollar basis, by the amount of such Damages, and, second, to the extent the amount of such reduction is less than the amount of such Damages, the difference shall be paid by the Significant Shareholder (up to the General Rep Cap and to the Special Cap, to the extent such limitations are applicable thereto pursuant to the provisions of Section 9.2(c)(iii)) to the Purchaser Indemnified Person by wire transfer of immediately available funds, no later than five (5) Business Days following the Significant Shareholder’s receipt of written wire instructions from Purchaser with respect thereto.
(b) Damages for which any Purchaser Indemnified Person shall be entitled to indemnification or payment pursuant to Section 9.2(b)(vi) (to the extent Finally Determined) shall be satisfied (subject, in each case, to the applicable limitations of this Agreement) in the following order: first, by the wire transfer in immediately available funds of such amount in accordance with the written wire instructions of the Purchaser Indemnified Person, from (and to the extent of) the Escrow Funds in the Escrow Account (and, within three (3) Business Days after the Purchaser Indemnified Person delivers such instructions to the Holders’ Agent, Purchaser and the Holders’ Agent shall execute and deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make such payment); and second, to the extent the amount of such release or disbursement from the Escrow Funds is less than the amount of such Damages, the difference shall be paid, at the Purchaser’s election (in its sole discretion, by written notice thereof to the Significant Shareholder), without duplication, (x) by the reduction of the Holdback Amount (but not below zero), on a dollar-for-dollar basis, by the amount of such difference (to the extent specified in such notice) and/or (y) by the Significant Shareholder (up to the General Rep Cap and to the Special Cap, to the extent such limitations are applicable thereto pursuant to the provisions of Section 9.2(c)(iii)) to the Purchaser Indemnified Person by wire transfer of immediately available funds in the amount of such difference (to the extent specified in such notice), no later than five (5) Business Days following the Significant Shareholder’s receipt of written wire instructions from Purchaser with respect thereto.
10. General Provisions.
10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) upon receipt if delivered personally, (ii) one Business Day after being sent by commercial overnight courier service, or (iii) upon transmission if sent via facsimile with confirmation of receipt to the parties at the following addresses (or at such other address for a party as shall be specified upon like notice):
(a)	if to Purchaser or Merger Sub, to:

Vangent, Inc. 4250 North Fairfax Drive, Suite 1200 Arlington VA 22203

Attention: John M. Curtis President and Chief Executive Officer Telephone: (703) 284-5600 Telecopy: (703) 284-5669

Vangent, Inc. 4250 North Fairfax Drive, Suite 1200 Arlington VA 22203 Attention: Kevin T. Boyle Senior Vice President, General Counsel and Secretary Telephone: (703) 284-5600 Telecopy: (703) 284-5669

with copies (which shall not constitute notice) to:

Veritas Capital Fund Management, L.L.C. 590 Madison Avenue, 41st Floor New York, New York 10022 Attention: Robert B. McKeon Telephone: (212) 415-6700 Telecopy: (212) 688-9411

Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Benjamin M. Polk Telephone: (212) 756-2000 Telecopy: (212) 593-5955

(b)	if to Company, to:

Buccaneer Computer Systems & Service, Inc. 5205 Leesburg Pike, Suite 208 Falls Church, Virginia 22041 Attention: Gary Newell Telephone: (540) 347-7400 Telecopy: (540) 428-8561

with a copy (which shall not constitute notice) to:

Cooley LLP One Freedom Square Reston Town Center 11951 Freedom Drive Reston, VA 20190-5656 Attention: Andrew P. Lustig, Esq. Telephone: (703) 456-8000 Telecopy: (703) 456-8100

(c)	if to the Holders’ Agent, to:

Gary Newell 4430 Corral Road Warrenton, Virginia 20187 Telephone: (540) 347-2739 Telecopy:
10.2 Company Disclosure Schedule. The Company Disclosure Schedule will be arranged to correspond to the representations and warranties in Section 3 of this Agreement, and the disclosure in any portion of the Company Disclosure Schedule shall qualify the corresponding numbered provision in Section 3 and any other provision of Section 3 to which it is reasonably apparent that such disclosure relates.
10.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
10.4 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments delivered pursuant hereto, including the exhibits hereto, the Company Disclosure Schedule and the other schedules hereto: (a) together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms and shall survive any termination of this Agreement; (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as provided in Section 9 or in the final sentence of this Section 10.4; and (c) shall not be assigned by Purchaser or Merger Sub, on the one hand, or by Company or the Significant Shareholder, on the other hand (by operation of law or otherwise), without the written consent of each of the parties hereto; provided, however, that such consent shall not be necessary for (1) an assignment by Purchaser or Merger Sub of their rights and obligations hereunder to an Affiliate of Purchaser so long as such assignment does not relieve Purchaser of its obligations hereunder, or (2) any collateral assignment by Purchaser or Merger Sub of their rights and obligations hereunder to any lender under credit and collateral agreements or any other source of debt financing under note purchase agreements, indentures or other similar agreements, in each case as such agreements may be amended, modified or replaced from time to time. Notwithstanding anything to the contrary contained in this Agreement (but without limiting any of the rights of the Holders’ Agent hereunder), if the Merger is consummated, (i) the Company Holders shall be third party beneficiaries of the provisions set forth in Section 2, (ii) the Company’s former officers and directors shall be third party beneficiaries of the provisions set forth in Section 6.6, and (iii) the Purchaser Indemnified Persons shall be third party beneficiaries of the provisions set forth in Section 9.

10.5 Severability. In the event that any provision of this Agreement, or the application thereof becomes, or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances other than those as to which it is determined to be illegal, void or unenforceable, will not be impaired or otherwise affected and will continue in full force and effect and be enforceable to the fullest extent permitted by law.
10.6 Remedies Cumulative. Except as otherwise provided in Section 8.2, Section 9.2(c), Section 10.10 or elsewhere herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia applicable to parties residing in the Commonwealth of Virginia, without regard to applicable principles of conflicts of law. Except to the extent expressly set forth in Sections 2.13(b), 2.13(c) and 2.13(d), each of the parties irrevocably consents to the non-exclusive jurisdiction and venue of the state courts located Fairfax County, Virginia and the federal courts located in the City of Alexandria, Virginia, in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby and agrees that process may be served upon it in any manner authorized by the laws of the Commonwealth of Virginia for such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process. Each of the Purchaser, Merger Sub, Company, Surviving Corporation, Holders’ Agent, and each Former Shareholder, including the Significant Shareholder, irrevocably and unconditionally waives the right to trial by jury in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby.
10.8 Consent to Representation. Purchaser, Merger Sub, the Holders’ Agent, the Company and the Surviving Corporation (collectively, the “Consenting Parties”) acknowledge that at all times relevant hereto up to the Effective Time, Cooley has represented only the Company. If subsequent to the Closing any dispute were to arise relating in any manner to this Agreement or any other agreement between the Shareholders’ Representative or any Company Holder, on the one hand, and Purchaser, on the other hand (“Disputes”), Purchaser hereby consents to Cooley’s representation of the Holders’ Agent and/or such Company Holder(s) in the Disputes. Purchaser acknowledge that Cooley has been and will be providing legal advice to the Company in connection with the Merger and the other transactions contemplated by this Agreement and the Additional Agreements and in such capacity will have obtained confidential information of the Company (the “Company Confidential Information”). The Company Confidential Information includes all communications, whether written or electronic, including any communications between Cooley, the directors, officers, stockholders, accounting firm, and/or employees of the Company, all files, attorney notes, drafts or other documents directly relating to this Agreement or any Additional Agreement, which predate the Effective Time. In any Dispute, to the extent that any Company Confidential Information is in Cooley’s possession at the Effective Time, such Company Confidential Information may be used on behalf of the Holders’ Agent in connection with such Dispute at the sole discretion of the Holders’ Agent. Except as expressly set forth above, this Section 10.8 shall not grant any rights to the Holders’ Agent with respect to the Company Confidential Information except as described herein.

10.9 Rules of Construction.
(a) The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.
(c) As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and (ii) the words “hereby,” “herein,” “hereunder” and “hereto” shall be deemed to refer to this Agreement in its entirety and not to any specific section of this Agreement.
(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement or of the Company Disclosure Schedule and to the Schedules and Exhibits to this Agreement.
10.10 Enforcement. Each of the parties hereto agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the covenants of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the covenants of this Agreement and to enforce specifically the terms and provisions of the covenants of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing provisions of this Section 10.10, prior to the Closing, each of the parties hereto (other than the Purchaser and Merger Sub) acknowledges and agrees that it shall not be entitled to enforce specifically the terms and provisions of this Agreement or seek any other equitable remedy in connection with this Agreement (other than solely with respect to the terms and provisions of the Confidentiality Agreement) and Section 8.2 of this Agreement.
10.11 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the Purchaser and the Holders’ Agent (on behalf of the Company and the Company Holders). Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. Except as expressly set forth in this Agreement, the failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).
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IN WITNESS WHEREOF, Company, Purchaser, Merger Sub, the Significant Shareholder and the Holders’ Agent have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

VANGENT, INC.

By:	/s/ John M. Curtis
Name: John M. Curtis
Title: President and Chief Executive Officer
Date: August 5, 2010

VBCSS ACQUISITION CORP.

By:	/s/ John M. Curtis
Name: John M. Curtis
Title: President
Date: August 5, 2010
[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Company, Purchaser, Merger Sub, the Significant Shareholder and the Holders’ Agent have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

BUCCANEER COMPUTER SYSTEMS & SERVICE, INC.:

By:	/s/ Heather M. Newell
Printed Name: Heather M. Newell
Title: President

Date: 8/5/10

HOLDERS’ AGENT:

By:	/s/ Gary Newell
Gary Newell, as Holders’ Agent
Date: 8/5/10
SIGIFICANT SHAREHOLDER:

Signature:	/s/ Heather M. Newell
Printed Name: Heather M. Newell
Date: 8/5/10
[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]